UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09039456

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

HURON COMMUNITY FINANCIAL SERVICES, INC.

(Exact name of issuer as specified in its charter)

Michigan
(State or other jurisdiction of incorporation or organization)

Received SEC
JUL 28 2009
Washington, DC 20549

Huron Community Financial Services, Inc.
301 Newman Street
East Tawas, Michigan 48730
Tel. 989.362.6700

(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

Robert M. Beneson
301 Newman Street
East Tawas, Michigan 48730
Tel. 989.362.6700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6022
(Primary Standard Industrial Classification Code Number)

38-2828519
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I —NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

See the section captioned "MANAGEMENT – Directors and Officers" contained in the Offering Circular provided as Part II to this Offering Statement. The business addresses for each respective director are as follows:

- Marine Transport
2115 E Huron Rd
Au Gres, Michigan
- Buresh Funeral Home
416 Whittemore Street
Tawas City, MI
- Thomas B. Huck, P.C.
314 Newman Street
East Tawas, Michigan
- David H. Cook, P.C.
P.O. Box 585
Harrisville, Michigan
- Alcona Tool and Machine, Inc.
P.O. Box 340
3040 Carbide Drive
Lincoln, Michigan
- Stephenson, Gracik & Co., PC
325 Newman Street
P.O Box 592
East Tawas, Michigan

(b) the issuer's officers;

See the section captioned "MANAGEMENT – Directors and Officers" contained in the Offering Circular provided as Part II to this Offering Statement. The business address for all officers of the issuer is 301 Newman Street, East Tawas, Michigan 48730

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

- John R. Burt Trust
260 Mill Street
Oscoda, Michigan
- Huron Community Bank Savings and Retirement Plan
301 Newman Street
East Tawas, Michigan
- Robert M. Beneson*
- Alan J. Stephenson*

* See response to paragraph (a) of this Item 1 for residential and business address information.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Not applicable

(f) promoters of the issuer;

Not applicable

(g) affiliates of the issuer;

Huron Community Bank
301 Newman Street
East Tawas, Michigan 48730

(h) counsel to the issuer with respect to the proposed offering;

Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, Ohio 43604-5573
Attention: David J. Mack, Esq.
Tel. 419.321.1396
Fax. 419.241.6894
E-mail. dmack@slk-law.com

(i) each underwriter with respect to the proposed offering;

Not applicable

(j) the underwriter's directors;

Not applicable

(k) the underwriter's officers;

Not applicable

(l) the underwriter's general partners; and

Not applicable

(m) counsel to the underwriter.

Not applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

To the best of the issuer's knowledge, no person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The description is not applicable to the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Securities will be offered to existing shareholders residing in the States of Michigan, Florida and Oregon pursuant to the Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan.

Securities will also be offered from time to time on a best efforts basis by officers and directors of the issuer to select offerees.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
(4) the names and identities of the persons to whom the securities were issued.

Huron Community Financial Services, Inc. issued unregistered securities during the one year period prior to filing this Form 1-A as follows:

- 3,995 common shares were issued for the aggregate offering price of $190,856.50 to employees of the issuer and its affiliates pursuant to the Huron Community Bank Savings & Retirement Plan, a qualifying 401(k) retirement plan. It is the current policy of the Company's board of directors to engage an independent financial advisor experienced in the financial analysis and valuation of financial institutions to conduct a per share valuation of the Company as of the last day of each fiscal year. The purchase price for shares issued over the last year pursuant to this plan was based upon the valuation of Company's common stock as of December 31, 2007 and December 31, 2008 ($54.50 and $46.00, respectively).

- 4,500 common shares for the aggregate offering price of $118,485 pursuant to the Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan. The purchase price for shares issued over the last year pursuant to this plan was based upon the exercise price fixed on the date of grant and pegged to the valuation of the Company's common stock as of the end of fiscal year immediately preceding the date of grant. The acquirers of these common shares are identified below:

  Mr. Robert W. Elliott, Jr.
  Mr. Thomas B. Huck
  Mr. Howard C. Look
  Mr. Alan J. Stephenson
  Mr. Wayne D. Bigelow

- 7,390 common shares for the aggregate offering price of $216,910.50 pursuant to the Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan. The purchase price for shares issued over the last year pursuant to this plan was based upon the exercise price fixed on the date of grant and pegged to the valuation of the Company's common stock as of the end of fiscal year immediately preceding the date of grant. The acquirers of these common shares are identified below:

  Mr. Robert M. Beneson
  Mr. Peter Mancini
  Ms. Diane Roti
  Ms. Jennifer Thomsen
  Ms. Janie Williamson

- 17,203 common shares were issued for the aggregate offering price of $818,286.00 to existing shareholders of the issuer pursuant to the Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan. The purchase price for shares issued over the last year pursuant to this plan was based upon the valuation of Company's common stock as of December 31, 2007 and December 31, 2008 ($54.50 and $46.00, respectively).

- 10,422 common shares for the aggregate offering price of $494,524.00. The purchase price for shares issued over the last year pursuant to this plan was based upon the valuation of Company's common stock as of December 31, 2007 and December 31, 2008 ($54.50 and $46.00, respectively). The acquirers of these common shares are identified below:

Mr. Joseph Wainwright	Mr. Louis Perrot
The Howard Look Trust	R Zimmerman
Mr. Bryan Bigelow	The Richard Harris IRA
The Sherry Werda IRA	The Neal Miller IRA
Mr. Robert Beesley	The J. Orefice IRA
The William Topski Trust	The B Orefice IRA
P. Ruster	The J James IRA
M Oreilly	Mr. Cliff Miller

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All shares issued pursuant to the following plans over the last year qualify for exemption from registration under the Securities Act pursuant to the safe harbor for compensatory arrangements maintained by privately held employers provided by Commission Rule 701:

- The Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan;
- The Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan;
- The Huron Community Bank Savings & Retirement Plan (401(k) plan)

All shares issued pursuant to the Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan qualify for exemption from registration under the Securities Act pursuant to Rule 504 under Commission Regulation D.

All shares issued other than pursuant to any of the foregoing plans qualify for exemption from registration under the Securities Act pursuant to Rule 506 under Commission Regulation D.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is currently offering securities pursuant to the following plans, each of which qualifies for exemption from registration pursuant to the safe harbor for compensatory arrangements maintained by privately held employers under SEC Rule 701:

- The Huron Community Bank Amended and Rested Deferred Compensation Plan for Outside Directors. This plan permits participating outside directors to defer the receipt of their director fees, which are credited to each participant's respective account under the plan. Deferred fees draw interest in accordance with the terms of the plan depending on the respective election made by each director, and all such deferred fees continue for all purposes to be part of the general funds of the Bank. One option available to participating directors is an interest rate based upon the dividend payout ratio of the Company's common stock, but no common stock is credited to any participant's account or otherwise issued in connection with this plan. A copy of the plan is provided as part of Exhibit 6 to this Offering Statement.

- The Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan. This plan provides for the grant of options to outside directors for the purchase shares of the issuer's common stock. A copy of this plan is provided as part of Exhibit 6 to this Offering Statement.

- The Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan. This plan provides for the grant of options to employees of the issuer and its affiliates for the purchase shares of the issuer's common stock. A copy of this plan is provided as part of Exhibit 6 to this Offering Statement.

- The Huron Community Bank Savings & Retirement Plan (401(k) plan). This plan provides all qualifying employees of the issuer and its affiliates with the option to invest in shares of the issuer's common stock as part a qualifying 401(k) defined contribution retirement plan.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

A discussion of certain rights of first refusal contained in Article III of the issuer's Articles of Incorporation are described in the section of the offering circular provided herewith under the section captioned "DESCRIPTION OF CAPITAL STOCK - Limited Transferability of Capital Stock."

(2) To stabilize the market for any of the securities to be offered;

The issuer maintains an informal policy pursuant to which it will occasionally repurchase shares of its common stock from shareholders at the current fair value price as periodically determined by the Company's independent financial advisor. The purpose of this policy is not to stabilize the market with respect to the issuer's common stock, but rather to provide a modicum of liquidity with respect to the issuer's common stock, for which there is no established market and which otherwise trades infrequently.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not applicable.

PART II—OFFERING CIRCULAR

Offering circulars being used in connection with this offering statement are provided herewith. The issuer is using one offering circular for the issuance of common shares pursuant to the Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan. A separate offering circular is being used in connection with the offering of common shares from time to time on a best efforts basis by officers and directors of the issuer to select offerees. The principal substantive difference between the offering circulars is the description of the offering contained in the section of the offering circular captioned "THE OFFERING."

HURON COMMUNITY FINANCIAL SERVICES, INC.

HOLDING COMPANY FOR

HURON COMMUNITY BANK

301 Newman Street
East Tawas, Michigan 48730
Phone (989) 362-6700

COMMON STOCK
50,000 SHARES

FOR SALE TO SELECT INVESTORS

Huron Community Financial Services, Inc. (the "Company") hereby offers for sale up to 50,000 shares of its common stock (the "Common Stock").

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The securities offered hereby involve a high degree of risk. See **"Risk Factors"** on page 2 for certain items you should consider prior to making an investment in the Common Stock. This Offering made on a "best efforts - no minimum" basis and has no fixed termination date. No proceeds raised pursuant to this offering will be held in escrow or in trust pending the termination of the Offering.

	Offering Price(1)	**Underwriting Discounts and Commissions**(2)	**Proceeds To Company**(3)
Per Share	$46.00	$0	$46.00
Total	$2,300,000	$0	$2,300,000

(1) The offering price per share above shown (the "Price Per Share") was determined by the Company in its discretion and is based in part on a valuation of the Common Stock as of December 31, 2008.

(2) No commissions will be payable because the Company will offer and sell the shares of Common Stock directly to investors through certain of its officers, who will not receive any additional compensation for such services See "The Offering" and "Risk Factors."

(3) Amounts constitute anticipated proceeds before deducting expenses payable by the Company estimated at $25,000.

The Date Of This Offering Circular Is August •, 2009. The approximate date of the commencement of sales to the public is August •, 2009.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THERE IS NO ASSURANCE THAT OUR OPERATIONS WILL BE PROFITABLE OR THAT LOSSES WILL NOT OCCUR. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE DEPARTMENT OF LABOR & ECONOMIC GROWTH, MICHIGAN OFFICE OF FINANCIAL & INSURANCE SERVICES. THE DEPARTMENT HAS NOT UNDERTAKEN TO PASS UPON THE VALUE OF THESE SECURITIES NOR TO MAKE ANY RECOMMENDATIONS AS TO THEIR PURCHASE.

THE USE OF THE PROSPECTUS IS CONDITIONED UPON ITS CONTAINING ALL MATERIAL FACTS AND THAT ALL STATEMENTS CONTAINED THEREIN ARE TRUE AND CAN BE SUBSTANTIATED. THE DEPARTMENT HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

NO BROKER-DEALER, SALESMAN, AGENT OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING HEREBY MADE OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR EFFECTIVE LITERATURE.

THIS IS A BEST EFFORTS OFFERING, AND THE ISSUER HAS THE EXCLUSIVE RIGHT TO SELECT POTENTIAL OFFEREES UNDER THE OFFERING. THE ISSUER RESERVES THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION AND WILL PROMPTLY NOTIFY THE SUBSCRIBER OF ACCEPTANCE OR REJECTION. THERE IS NO ASSURANCE THAT THIS OFFERING WILL BE FULLY SUBSCRIBED, AND THE ISSUER HAS NO INTENTION OF RETURNING ANY FUNDS RELATED TO ACCEPTED SUBSCRIPTIONS. THE ISSUER ALSO RESERVES THE RIGHT TO WITHDRAW OR CANCEL THE OFFERING AT ANY TIME WITHOUT NOTICE.

THE OFFERING PRICE HAS BEEN ARBITRARILY SELECTED BY THIS ISSUER, AND THERE IS NO ESTABLISHED MARKET FOR THESE SECURITIES. UNLESS A MARKET IS ESTABLISHED, PURCHASERS MIGHT NOT BE ABLE TO SELL THEIR SECURITIES. MOREOVER, NONE OF THE SECURITIES OFFERED HEREBY ARE NOT FREELY TRANSFERABLE BECAUSE SUCH SECURITIES ARE SUBJECT TO CERTAIN RIGHTS OF REFUSAL GRANTED TO THE COMPANY AND THE INCORPORATORS OF THE COMPANY UNDER THE COMPANY'S ARTICLES OF INCORPORATION. A LEGEND INDICATING THIS RESTRICTION ON TRANSFER SHALL BE PLACED ON ALL CERTIFICATES EVIDENCING SUCH SECURITIES.

ANY REPRESENTATIONS CONTRARY TO ANY OF THE FOREGOING SHOULD BE REPORTED TO THE OFFICE OF FINANCIAL AND INSURANCE SERVICES AT: 611 WEST OTTAWA STREET, 3RD FLOOR, P.O. BOX 30701, LANSING, MI 48909-8201, OR TELEPHONE (877) 999-6442.

TABLE OF CONTENTS

SUMMARY OF THE OFFERING CIRCULAR ....

RISK FACTORS ....

HISTORY AND BUSINESS ....

MANAGEMENT ....

PRINCIPAL SHAREHOLDERS ....

USE OF PROCEEDS ....

DESCRIPTION OF CAPITAL STOCK ....

DESCRIPTION OF SHAREHOLDER RIGHTS ....

SUPERVISION AND REGULATION ....

THE OFFERING ....

FINANCIAL AND OTHER INFORMATION ....

LEGAL MATTERS ....

INDEPENDENT AUDITORS ....

EXHIBITS

1. Financial Statements
2. Subscription Agreement

SUMMARY OF THE OFFERING CIRCULAR

The following summarizes certain information contained elsewhere in this Offering Circular. You should read this summary only in conjunction with the complete text of this Offering Circular and its Exhibits.

The Company and the Bank

The Company, a registered financial holding company, conducts all of its business activities through its sole wholly-owned bank subsidiary, Huron Community Bank (the "Bank"). Since 1927, the Bank has been a community bank. It now serves Tawas City, East Tawas, Lincoln, Oscoda, AuGres, and Harrisville, Michigan.

The Offering

Securities Offered	50,000 shares of Common Stock
Offering Price	The Company's Board of Directors, in its absolute discretion, has established the offering price of $46.00 per share, which offering price may not represent the fair market value of the Shares. See "The Offering."
Common Stock Outstanding	568,891 shares of Common Stock before the Offering; 618,891 shares if all offered Shares are sold
Restrictions on Transfer	The Shares will be subject to certain rights of first refusal granted under the Company's Restated Articles of Incorporation to the Company and the incorporators of the Company (the "Incorporators") and will bear legends to that effect. The Restated Articles includes a listing of the Incorporators.
Plan of Distribution	The Shares will be offered from time to time on a "best efforts, no minimum" basis pursuant to a claim of exemption from registration under the Federal securities laws pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation A thereunder. The Shares are being periodically offered and sold by the Company directly to select investors through certain of its officers, who will not receive any additional compensation for such services. See "The Offering."

Risk Factors

An investment in the securities hereby offered is speculative and involves a high degree of risk. The several risk factors discussed in this Offering Circular, along with the other matters discussed in this Offering Circular, should be considered in making an investment decision. See "Risk Factors."

Use of Proceeds

The Company intends to use the net proceeds from the sale of the Shares to pay expenses of the Company and may contribute a portion of such net proceeds to the Bank. The Bank will use net proceeds contributed to the Bank for general corporate purposes. See "Use Of Proceeds."

RISK FACTORS

An investment in the Company's common stock is subject to risks inherent to the Company's business. The material risks and uncertainties that Management believes affect the Company are described below. Before making an investment decision, investors should carefully consider the risks and uncertainties described below together with all the other information included in this offering document. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and investors would lose all or part of their investment.

Risks Related to the Company's Stock

No Public Market. There is no public market for the Common Stock and it is not likely that a public market will develop in the foreseeable future. Consequently, the Company cannot make any assurances as to the liquidity, marketability or price stability of the Common Stock.

Limited Transferability. The Common Stock is subject to a significant restriction on transferability contained in the Restated Articles, which give the Company and its Incorporators certain rights of first refusal in respect of any proposed sale or transfer of the Common Stock. For more information regarding this restriction, see "Description of Capital Stock - Limited Transferability of Capital Stock." Since the shares will not be freely transferable, they should be acquired for investment purposes only and not with a view toward transfer or resale.

Offering Price. The Company in its discretion has established the offering price of $46.00 per share. Although the offering price per share is based in part on a valuation of the Common Stock as of December 31, 2008, the offering price per share has no direct relationship to earnings or any other independently established "market price" for the Common Stock. Consequently, the offering price may not reflect the actual fair market value of the Company's Common Stock.

No Firm Underwriting. The Shares are being offered on a "best efforts" basis, which means that no one is guaranteeing that any particular amount of Shares will be sold. Accordingly, there can be no assurance that any or all of the Shares will be sold.

Dividend Restrictions. We are dependent primarily upon the earnings of our operating subsidiaries for funds to pay dividends on the Common Stock. The payment of dividends by us is also subject to regulatory restrictions. As a result, any payment of dividends in the future will be dependent, in large part, on our ability to satisfy these regulatory restrictions and our subsidiaries' earnings, capital requirements, financial condition and other factors. Although our financial earnings and financial condition have allowed us to declare and pay periodic cash dividends to our shareholders, there can be no assurance that our dividend policy or size of dividend distribution will continue in the future. Our failure to pay dividends on the Common Stock could have a material adverse effect on the value of the Common Stock.

Anti-Takeover Measures. The Restated Articles contain provisions that could discourage the acquisition of control of the Company without the support of the Board of Directors of the Company. The number of shares of Common Stock now or in the future held by the management of the Company and the Bank may have a similar effect. These factors may impede the takeover of the Company without the approval of the Board of Directors of the Company, may result in the Company being less attractive to potential acquirer's and may result in stockholders receiving less for their shares than otherwise might be available.

Risks Related to the Company's Business

Economic Risk. The Company's success depends significantly on the general economic conditions of the State of Michigan. Unlike larger regional or national banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Northeast Michigan. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans, and the stability of the Company's deposit funding sources.

As a consequence of the current U.S. recession, businesses across a wide range of industries face serious difficulties due to the lack of consumer spending and the lack of liquidity in the global credit markets. Unemployment has also increased significantly. A sustained weakness or further weakening in business and economic conditions in the markets in which we do business could adversely affect our businesses by, among other things, decreasing the demand for loans and other products and services that we offer, and increasing the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.

Current market volatility. The capital and credit markets have been experiencing volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain borrowers without regard to their underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our businesses, financial condition and results of operations.

Lending Risk. There are inherent risks associated with the Company's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in economic conditions in the markets where the Company operates as well as those across the State of Michigan and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Company is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company.

As of March 31, 2009, approximately 32% of the Bank's loan portfolio was secured by one-to-four family residential real estate. These types of loans have historically been viewed as lower risk of default than commercial and industrial or consumer loans. Recent market declines in values of both residential and commercial properties have elevated the risks for loans secured by real estate. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge-offs, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company maintains an Allowance for Loan Losses (the "Allowance"), which is a reserve established through a provision for loan losses charged to expense, that represents Management's best estimate of probable loan losses that have been incurred within the existing portfolio of loans. The Allowance, in the judgment of Management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the Allowance reflects Management's continuing evaluation of loan loss experience,

current loan portfolio quality, present economic, political, and regulatory conditions, and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the Allowance inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of the Company's control, may require an increase in the Allowance. In addition, bank regulatory agencies periodically review the Company's Allowance and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different from those of management.

Interest Rate Risk. The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest earned on interest earning assets such as loans and securities and interest paid on interest bearing liabilities such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic and market conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect the Company's ability to originate loans and obtain deposits and the fair values of the Company's financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate or decrease at a slower rate than the interest rates received on loans and investments, the Company's net interest income, and therefore earnings, could be adversely affected.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company's results of operations, any substantial, unexpected, or prolonged change in market interest rates or in the term structure of interest rates could have a material adverse effect on the Company's financial condition and results of operations.

Regulatory Risk. The Company is subject to extensive federal and state regulation and supervision primarily intended to protect depositors' funds, federal deposit insurance funds, and the banking system as a whole. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes. Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial products and services, among other things. Failure to comply with laws, regulations, or policies could result in sanctions by regulatory agencies, civil money penalties, and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition, and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Recent events in the U.S. and global financial markets, including the deterioration of the worldwide credit markets, have created significant challenges for financial institutions both in the United States and around the world. Dramatic declines in the housing market during the past year, marked by falling home prices and increasing levels of mortgage foreclosures, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. In light of the current economic conditions, the United States Government has instituted a number of programs designed to increase credit availability, provide liquidity during the crisis and stabilize the banking system, and there may be additional sweeping governmental reform legislation enacted to provide even greater supervision and regulation of the banking and financial service industry over the coming years. It is impossible to predict how these possible reforms may affect our ability to implement our business plans. These actions are intended to stabilize

and improve the financial condition, risk profile, and capital adequacy of the industry and such financial institutions, but there can be no assurances that such actions will have the intended effects.

Increases in FDIC insurance premiums. The FDIC insures deposits held by FDIC-insured financial institutions, including the Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures. Consequently, the FDIC recently increased insurance premium rates and imposed special assessments designed to rebuild the Deposit Insurance Fund and help maintain public confidence in the banking system. The FDIC has also recently revised the risk-based formula used to determine the premiums due from financial institution under the insurance program. These increases and assessments have increased the Company's insurance expense, which in turn has negatively affected our net income. Any additional premium increases or special assessments could further increase the Company's insurance expense going forward.

Competition. The banking business is highly competitive. The Company competes with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and offer certain services that the Company does not currently provide. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to both the Company and the Bank.

Failure or Circumvention of Controls and Procedures. Management regularly reviews and updates the Company's internal controls and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations, and financial condition.

Attraction and Retention of Key Personnel. Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition and results of operations could be adversely affected.

Cautionary Statement Regarding "Forward-Looking" Information. This offering document may include statements regarding our business and prospects, such as projections of future performance, statements of management's plans and objectives, forecasts of market trends, and other matters that are forward-looking statements. Statements containing the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimates," "projects," "believes," "expects," "anticipates," "intends," "target," "goal," "plans," "objective," "should" (or any similar expressions) identify forward-looking statements.

Our future results, including results related to forward-looking statements, involve a number of risks and uncertainties. No assurance can be given that the results reflected in any forward-looking statements will be achieved. Our forward-looking statements are based upon assumptions that are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that may be subject to revision. Further, any forward-looking statement speaks only as of the date on which it is made, and new factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

HISTORY AND BUSINESS

General

The Company is a registered financial holding company incorporated in Michigan in 1988. In early 1989, the Company purchased all of the issued and outstanding shares of capital stock of the Bank. All of the Company's traditional banking activities are conducted through the Bank.

The Bank was incorporated as a Michigan banking corporation in 1927 under the name "Peoples State Bank." Over the years, it has operated under the names "Michigan Bank - Huron" and (since 1987) "Huron Community Bank" To the extent permitted by law, the Bank's deposits are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC").

The Bank is a community bank serving Tawas City, East Tawas, Lincoln, Harrisville, Au Gres and Oscoda, Michigan and surrounding areas. The services offered by the Bank include automated teller machines, drive-through banking facilities and Saturday banking hours at most of the Bank's locations. Since 1991, the Bank has been one of the leading mortgage lenders in Iosco County and Alcona County, Michigan. At the present time, the Bank continues to concentrate its efforts on core bank activities such as growing its deposit base and making consumer and commercial loans.

Mortgage Banking

The Bank provides mortgage services consisting of the origination, servicing, and short-term funding and sale of residential first mortgage loans ("residential loans"). The Bank's current operating strategy is to generate both fee and interest income while managing its liquidity needs and the interest rate risks of its balance sheet. The Bank's mortgage banking operations earn origination and loan servicing fees.

The residential loans originated by the Bank are typically sold without recourse in the event of default by the borrower. To minimize the risk of loss on the residential loans sold by it, the Bank attempts to obtain purchase commitments from investors prior to funding such residential loans made by it. Between the time the Bank funds its residential loans and delivers such residential loans into the secondary market (generally less than 60 days), the residential loans are held for sale. The Bank can thereby, in effect, earn long-term interest rates on short-term investments and improve net interest margin and liquidity. Consistent with a strategy of managing interest rate risk, the Bank typically sells all long-term fixed-rate residential loans and retains a portion of variable rate and short term fixed-rate residential loans,

The Bank's officers and agents are responsible for processing loan applications and preparing loan documentation. Loan applications are evaluated for compliance with the Bank's and its investors underwriting criteria, including loan to value ratios, borrower qualifications and required insurance.

The substantial majority of residential loans originated by the Bank are conventional mortgage loans (i.e. not guaranteed or insured by agencies of the federal government) which comply with the requirements for sale to, or conversion into mortgage-backed securities issued by, the Federal Home Loan Mortgage Corporation ("FHLMC").

When the Bank sells the residential loans it has originated, it may either retain or sell the rights to service those loans and to receive the related fees. The Bank currently receives servicing fees of 1/4% per annum on its mortgage loan servicing portfolio. While the aggregation of a servicing portfolio can create a substantial continuing source of income, there is an active market for mortgage loan servicing rights (which are generally valued in relation to the present value of the cash flow generated by the servicing rights). Subject to current market conditions, the Bank currently anticipates increasing the size of its mortgage loan servicing portfolio. In the past it has been the Bank's practice to retain servicing rights relating to residential loans sold.

Commercial and Retail Banking

The Bank is engaged in the business of commercial banking and exercises the powers of a full service commercial bank with the exception of trust services. The Bank operates in a distinct market area in Michigan and targets that segment of its market which is interested in personalized service for its customer deposit base. The deposits with the Bank are primarily retail deposits from within its market area. As of June 30, 2008, the latest date for which deposit market share data has been released by the FDIC, the Bank's market share of deposits in the Michigan Counties of Iosco, Arenac and Alcona was approximately 27.7%. At March 31, 2009, interest-bearing deposits comprised approximately 85.7% of total deposits and time deposits of $100,000 or more comprised 13.5% of interest-bearing deposits.

The Bank offers checking accounts, savings accounts and time deposits, residential real estate mortgages, loans to individuals, commercial enterprises and governmental agencies, installment credit to consumers and small businesses, and other banking services. The Bank's primary lending focus is loans to small and medium sized businesses.

Competition

The Company and the Bank compete primarily with commercial banks, savings and loan associations, and credit unions located in and around the Michigan Counties of Iosco, Arenac and Alcona. They also compete with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and the Bank and offer certain services that the Company and the Bank do not currently provide.

Employees

Currently, the only employees of the Company are its officers. As of December 31, 2008, the Bank had 50 full-time and 21 part-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pensions, workers' compensation, social security, paid vacations, and numerous bank services,

Property

The Company's executive offices and its main banking office are located in East Tawas, Michigan, and the Bank also has full services branches in AuGres, Tawas City, Harrisville, Oscoda and Lincoln. The Bank owns all such offices, each of which, except for the Harrisville branch, has a drive-through facility. The complete address of each of the Bank's banking offices is provided in the table below.

East Tawas Office (main)	301 Newman Street, East Tawas, Michigan 48730
Tawas City Office	410 East Lake Street, Tawas City, Michigan 48763
Oscoda Office	5077 North US-23, Oscoda, Michigan 48750
Lincoln Office	327 Traverse Bay Road, Lincoln, Michigan 48742
AuGres Office	3150 East Huron, AuGres, Michigan 48703
Harrisville Office	423 East Main Street, Harrisville, Michigan 48740

MANAGEMENT

Directors and Officers

The following table contains pertinent information concerning the present directors and executive officers of the Company and the Bank.

Name and Residence Address	Principal Occupation for Last 5 Years	Age	Year That Service Began	Company/Bank Position	Shares Owned Directly or Beneficially as of 12/31/2007	Exercisable Options	% Ownership of Company
Matthew A. Pollard 1941 E. Twin Lake Rd. Lupton, MI	Pres/CEO, Huron Community Bank[1]; and Community President, First Community Bank, Cheboygan, MI	56	2007	President, CEO Director	656.70	0	.11%
Robert M. Beneson 4500 Hillcrest Avenue Oscoda, MI 49750	Retired Banker, Huron Community Bank	66	1988	Director/ Director	19731.02	21,000	7.16%
Wayne Bigelow 2118 East Huron Road Au Gres, MI 48703	Owner and President, Marine Transport, AuGres, MI	55	1997	Director, Treasurer/ Director	16,524.50	6,508	4.05%
David H. Cook 4385 M-72 Harrisville, MI 48740	Attorney, David H. Cook, PC	46	2003	Director/ Director	1675.75	3,111	.84%
Matthew W. Buresh 4507 Gowen Rd. East Tawas, MI 48730	Funeral Director, Buresh Funeral Home	38	2006	Director/ Director	75.5	1,258	.23%
Thomas B. Huck 1395 Laidlaw Tawas City, MI 48763	Attorney, Thomas B. Huck, PC	62	1984	Director, VP/Director	6163.50	2,650	1.55%
Monty L. Kruttlin 100 Williams Dr. Harrisville, MI 48740	President, Alcona Tool	71	2002	Director/ Secretary/ Director	4432.75	3,473	1.39%
Alan J. Stephenson 2051 East Huron East Tawas, MI 48730	CPA, Stephenson, Gracik & Co., PC	57	1988	Chairman/ Chairman	16482.5	12,159	5.03%

Name and Residence Address	Principal Occupation for Last 5 Years	Age	Year That Service Began	Company/Bank Position	Shares Owned Directly or Beneficially as of 12/31/2007	Exercisable Options	% Ownership of Company
John A. Emmendorfer 1056 Park Dr. East Tawas, MI	Senior VP, Senior Loan Officer, Huron Community Bank(2)	46	2008	Senior VP/ Senior Loan Officer	0	0	0
David McMahon 907 W. Lake Street Unit 9 Tawas City, MI	Senior VP, Operations Officer, Huron Community Bank(3)	50	2009	Senior VP/ Operations Officer	0	0	0

(1) Matthew A. Pollard has 37 years of banking experience holding various positions with several banks including President, Senior Vice President, Regional Market Executive and Community Bank President.

(2) John A. Emmendorfer, Jr. has 20 years of banking experience holding various positions with several banks including President, Senior Vice President, Vice President and Credit Analyst.

(3) David McMahon was employed by the bank until February, 2008 and returned in April, 2009.

All directors and officers of the Company and the Bank as a group owned 116,901.85 shares of Common Stock, representing approximately 18.12% of the outstanding shares of Common Stock as of December 31, 2008.

The Company has granted options to acquire a total of 63,735 shares of Common Stock to the directors and certain key employees pursuant to its 1996 Nonemployee Directorl Stock Option Plan, 1996 Employee Stock Option Plan, 2005 Nonemployee Director' Stock Option Plan and 2005 Employee Stock Option Plan. The options are exercisable at any time prior' to the respective expiration dates, ten years after grant date. The Company has also granted options to acquire a total of 12,199 shares to certain directors pursuant to its 1997 Nonemployee Director Discretionary Stock Option and 2005 Nonemployee Director Discretionary Stock Option Plan. The exercise price under all of the foregoing options is the fair market value of the shares on the respective grant dates.

Compensation of Executive Officers and Directors

The following table sets forth: (i) the aggregate compensation paid by the Company to its three highest paid executive officers for 2008; and (ii) the projected aggregate compensation to be paid by the Company to such individuals for 2009.

NAME AND TITLE OF SENIOR EXECUTIVE OFFICERS	CAPACITIES IN WHICH COMPENSATION WAS RECEIVED	AGGREGATE COMPENSATION FOR EACH OF THE NAMED OFFICERS AS A GROUP FOR 2008*	PROJECTED AGGREGATE COMPENSATION FOR EACH OF THE NAMED OFFICERS AS A GROUP FOR 2009**
Matthew A. Pollard, President & CEO Robert M. Beneson President & CEO (retired 6/27/2008) John A. Emmendorfer Senior VP, Senior Loan Officer David McMahon, Senior VP	Compensation for each individual identified consists of annual salary and a discretionary annual cash bonus. Compensation for Messrs. Pollard and Beneson also includes fees for service as members of the board of directors.	$ 419,702.00	$ 395,500.00

* Does not include compensation paid to David McMahon, who was not one of the three highest paid individuals during 2008.

** Does not include compensation paid to Robert M. Beneson, who retired on June 27, 2008 and will not be one of the three highest paid individuals during 2009.

Directors of the Company do not receive compensation for their services as directors. Directors of the Bank receive $1,000 for each meeting of the Board of Directors of the Bank attended. The Chairman receives an additional $50 for each meeting of the Board of Directors of the Bank attended. Members of the Bank's credit and audit committee receive $250 for each meeting of such committee attended. Members of the Bank's other committees receive $175 for each meeting of such committee attended.

Transactions with Management

Some of the directors, executive officers and principal shareholders of the Company and/or the Bank and the companies with which they are associated are customers of and have had banking transactions with the Bank or lending company in the ordinary course of business. All loans and commitments for loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as were prevailing at the time for comparable transactions with other persons. Such loans and commitments for loans do not involve more than a normal risk of collectability or present other unfavorable features. The Company and/or the Bank also expect to continue to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terns, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such transactions will not involve more than the normal risk of collectability or present other unfavorable features. The following table sets forth the respective aggregate loan balances for each of the directors, executive officers principal shareholders, along with their respective affiliates, as of April 30, 2009.

Individual	Loan Balance
Matthew A. Pollard	$514,768.54
Robert M. Beneson	$489,423.37
Wayne Bigelow	$556,168.22
David H. Cook	$306,480.41
Matthew W. Buresh	$387,833.98
Thomas B. Huck	$375,883.28
Monty L. Kruttlin	$958,913.07
Alan J. Stephenson	$676,642.48
David McMahon	$140,327.88

PRINCIPAL SHAREHOLDERS

As of the date hereof, no person owned of record or beneficially more than 10% of the outstanding shares of Common Stock. It is the intent of the Company that no persons, including affiliates of such person, will own greater than 10% of the outstanding shares of Common Stock subsequent to the Offering. However, it is possible that the 401(k) plan established for the benefit of the Bank's employees may in the aggregate hold greater than 10% of the Company's outstanding shares in the future, although no individual participant will have greater than 10% allocated to his/her individual account.

USE OF PROCEEDS

The Company has no specific plans for the investment of the proceeds of this Offering, and it may use the proceeds from the Offering:

- for general corporate purposes, including to further capitalize the Bank;
- to invest in securities;
- to pay dividends to stockholders;
- to repurchase shares of its common stock; and
- to finance the possible acquisition of financial institutions or other businesses related to banking.

The Bank may use any proceeds it receives from the Offering:

- to fund new loans and develop new loan products;
- to invest in securities;
- to finance the possible expansion of its business activities; and
- for other general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Articles.

General

The Company's total authorized capital stock currently consists of (i) 20,000 shares of preferred stock, $100.00 par value per share (the "Preferred Stock") none of which is issued as outstanding, and (ii) 1,000,000 shares of common stock, $1.00 par value per share.

The Bank is the registrar and transfer agent for the Preferred Stock and the Common Stock.

Preferred Stock

Dividends. Holders of shares of Preferred Stock are entitled to cash dividends on the par value thereof at a rate per annum equal to the sum of the base or prime lending rate then charged by Cole-Taylor Bank of Chicago, Illinois, plus one percent. Dividends begin to accrue from the date of initial issuance of the Preferred Stock, are cumulative, and are payable semi-annually on January 31 and July 13 of each year when, as and if declared by the Company's Board of Directors.

Liquidation. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment has been made for the debts and other liabilities of the Company, the holders of shares of Preferred Stock are entitled to receive, out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to or set apart for the holders of Common Stock, a liquidating distribution in an amount equal to the sum of $100 per share plus all accrued and unpaid dividends to the date of payment. If in any case of any such liquidation, dissolution or winding up of the Company, the amounts payable with respect to shares of Preferred Stock are not paid in full, the holders of shares of Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of shares of Preferred Stock of the full preferential amounts to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. A consolidation of merger of the Company with or into one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company

Voting Rights. Except as may be expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

Redemption. The Preferred Stock may be redeemed at the option of the Company, in its entirety or in part, at any time or from time to time, at a price of $100 per share, plus accrued and unpaid dividends to the redemption date. Notice of redemption of the Preferred Stock shall be given by mailing the same to each record holder of the shares to be redeemed, not less than 10 days prior to the date fixed for redemption thereof, to the respective addresses of such holders as the same shall appeal on the Company's stock books. If notice of redemption has been given, from and after the redemption date for the shares of the Preferred Stock called for redemption (unless default shall be made by the Company in providing money for the payment of the redemption price of the shares so called for redemption), dividends on the shares of Preferred Stock so called for redemption shall cease to accrue, such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) will cease.

Pre-emptive Rights. Holders of shares of Preferred Stock do not have pre-emptive rights,

Common Stock

Subject to the rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors. In the event of liquidation, they are entitled, after payment in full of the liquidation preference of any outstanding Preferred Stock, to share ratably in all assets of Company available for distribution to holders of shares of Common Stock. With respect to the election of directors, and every other issue submitted to them as Company shareholders at a meeting of shareholders or otherwise, the shareholders are entitled to one vote per share of Common Stock. Holders of shares of Common Stock do not have pre-emptive rights.

Limited Transferability of Capital Stock

Under Article III of the Restated Articles of Incorporation of the Company, and except in limited circumstances, none of the outstanding shares of Preferred Stock or Common Stock of the Company (the "capital stock") may voluntarily or involuntarily be transferred or sold unless and until the holder thereof (the "Holder") shall have first offered for sale such shares to the Company and, in the event that the Company fails to accept such offer, to the Incorporators (on a pro rata basis). Such restriction, however, does not apply to a transfer, by whatever means, to a spouse or lineal descendent of the Holder, a corporation, partnership or trust controlled by the Holder or to a trust or to a court appointed fiduciary for the benefit of the Holder,

Any Holder who desires to sell or otherwise transfer any or all of his or her shares of capital stock of the Company (a "Selling Holder") must first offer the same for sale to the Company by giving to the Company written notice, delivered to the President or Secretary of the Company, indicating: (i) the number of shares of capital stock desired to be sold or otherwise transferred; (ii) the name and address of the proposed third-party purchaser(s) (the "Proposed Buyer"); (iii) the per share purchase price offered by the Proposed Buyer and any other material terms of the proposed sale or transfer; and (iv) the number(s) of the subject certificate(s) for the shares of capital stock proposed to be sold.

The Board of Directors of the Company must within 30 days after receipt of the offer of sale (or within 120 days after receipt if acceptance of such offer by the Company requires prior regulatory approval) notify the Selling Holder in writing whether it desires to purchase the shares of capital stock so offered for the sale on the terms and at the "Applicable Purchase Price" (as hereinafter defined). In the event that the Company notifies the Selling Holder of its acceptance of the offer of sale, then the Company's notification will specify a date not less than five nor more than 15 days after the date of such notice as the date on which the shares of capital stock will be purchased by the Company. If the Company fails to purchase and pay for all of the shares of capital stock so offered for sale, it shall be deemed to have rejected the offer.

Upon receipt of written notice of the Company's refusal to purchase the shares of capital stock offered to it for sale, or if the Company does not purchase and pay for such shares of capital stock upon the applicable terms and within the applicable time limitations, the Selling Holder must then offer to sell such shares to the Incorporators on a pro rata basis upon the same terms as were offered to the Company. The offer of sale to the Incorporators must be in writing and must contain the same information as was set forth in the notice to the Company. Within 30 days after receipt of such written offer, the Incorporators may elect to purchase the shares of capital stock so offered at the Applicable Purchase Price and upon the terms offered thereby. Each purchasing Incorporator is entitled to purchase the shares of capital stock offered by the Selling Holder in the same proportion that the number of shares of Common Stock then held by the purchasing Incorporators bears to the total number of shares of Common Stock held by all of the purchasing Incorporators.

Upon the expiration of 30 days following the receipt by the Incorporators of the written offer of sale, and if, and to the extent that, the shares of capital stock so offered to the Incorporators have not been accepted for purchase by the Incorporators, then the Selling Holder may sell or otherwise transfer such shares of capital stock to, and only to, the Proposed Buyer, at the offered price and upon the offered terms. However, if the sale or transfer to the Proposed Buyer is not made within 30 days after the Incorporators' right to purchase such shares of capital stock expires, then the above described provisions of Article III of the Restated Articles of Incorporation of the Company shall again apply to those shares.

The "Applicable Purchase Price" is determined as follows: If a Holder desires to sell and transfer shares of capital stock of the Company pursuant to a written bona fide offer to purchase received by the Holder from an unrelated third party in an aims-length transaction, the purchase price at which the Company, and the Incorporators, as the case may be, shall be entitled to purchase the shares proposed to be transferred will be the same price at which the Holder desires to sell and transfer shares to such unrelated third party. If the proposed transfer is a transfer not pursuant to a bona fide third party offer, the purchase by the Company or the Incorporators, as the case may be, shall be at a price equal to the net book value of such shares on the last day of the month preceding the month in which such notice is received, as determined by the then independent auditors of the Company.

The purchase price to be paid by the Company or the Incorporators, when purchasing capital stock pursuant to the provisions of Article III of the Restated Articles of Incorporation of the Company, is payable in cash in full, unless otherwise agreed between the parties, on the date of the settlement for and delivery of the shares.

In all cases, neither the Company nor any of the Incorporators is required to accept any offer of sale made pursuant to Article III of the Company's Restated Articles of Incorporation. Failure of the Company or any of the Incorporators to purchase any shares of capital stock offered for sale and the sale or transfer thereof to any other person, firm or corporation, shall not, as to any future sale or other transfer of said shares, or of any shares of capital stock issued in lieu thereof, discharge any of such shares of capital stock from any of the obligations and restrictions contained in the Restated Articles of Incorporation of the Company, as such obligations and restrictions are intended to apply to any and all sales or other transfers of shares of capital stock of the Company whenever, however or by whomever acquired.

DESCRIPTION OF SHAREHOLDER RIGHTS

The following discussion is not meant to be relied upon as an exhaustive list or detailed description of the rights of holders of the Company's equity securities, and is not intended to constitute a detailed description of the Company's Restated Articles of Incorporation and Bylaws (collectively, the "Charter Documents") and the Michigan Business Corporation Act, as amended (the "MBCA "). The following discussion is qualified in its entirety by reference to the Charter Documents and the MBCA.

General

The provisions of the Charter Documents and the MBCA govern the rights of holders of the Company's equity securities.

Board of Directors; Removal of Directors

The size of the whole Board of Directors of the Company is nine. The Board of Directors of the Company is divided into three classes of three directors each, with the term of office of one of such classes expiring in each year. At each annual meeting of shareholders, the successors to the directors of the class whose term is expiring at that time are elected to hold office for a term of three years. The provision in the Restated Articles of Incorporation of the Company setting forth the number and classification of the Board of Directors of the Company may not be amended, supplemented, modified or repealed unless (i) a majority of the Board of Directors of the Company recommends such a change and it is approved by not less than 66 2/3% of the outstanding voting shares, or (ii) such change is approved by not less than 80% of the outstanding voting shares.

With respect to an election of directors, a holder of Common Stock is entitled to one vote for each share held.

Under the MBCA, directors may be removed with or without cause unless the corporation's articles of incorporation provides otherwise. Since the Company's Restated Articles of Incorporation contain no contrary provision, the Company's directors are subject to removal by shareholders with or without cause.

Shareholder Voting Requirements

Generally, pursuant to the MBCA, all matters submitted to a vote of the Company's shareholders, are determined by a vote of the holders of shares entitling them to exercise a majority of the voting power of the Company. There are certain key exceptions to this general rule. First, directors are elected by the affirmative vote of a plurality of the vote cast at an election. Second, "supermajority" votes are required under the Restated Articles to amend certain sections of the Restated Articles, or to approve a sale, merger, consolidation or similar transaction (See "Board of Directors; Removal of Directors" above and "Anti-takeover Laws and Charter Provisions" below). Third, the MBCA imposes special voting requirements in connection with certain change of control transactions (See "Anti-Takeover Laws and Charter Provisions" below).

Anti-Takeover Laws and Charter Provisions

The Company is subject to the Michigan "Fair Price" statute (Chapter 7A of the MBCA), which applies to certain "business combinations" such as mergers, substantial sales of assets or securities issuances and liquidation, recapitalization or reorganization plans. Generally, this statute requires, for a business combination with an "interested shareholder" (generally, the holder of 10% or more of a class of a corporation's voting stock), an advisory statement from the corporation's board of directors, the approval of holders of 90% of each class of the corporation's outstanding voting stock and the approval of two-thirds of the holders of each such class other than the interested shareholder. The supermajority voting requirements do not apply where the interested shareholder's offer meets certain price, form of consideration and procedural requirements designed to make such offers fair to all shareholders or where the board of directors has approved the transaction with respect to a particular interested shareholder prior to the interested shareholder becoming an interested shareholder.

The Company's Restated Articles of Incorporation also contain certain provisions permitted under Michigan law that may have anti-takeover effect. For example, the Company's Restated Articles of Incorporation provide rights of refusal to the Company and the Incorporators in connection with proposed transfers of shares of capital stock of the Company. The Restated Articles of Incorporation of the Company also specifically provide for nine directors, divided into

three classes of three directors each. The election of classes of directors for staggered three-year terms makes it difficult to force an immediate change in the Board of Directors of the Company, since only one-third of the Board of Directors of the Company would be elected in any one year. In addition: (i) approval of the Board of Directors of the Company and 66-2/3% of all of the outstanding voting shares in the aggregate or (ii) approval by holders of 80% of the outstanding voting shares, in the aggregate, are required to authorize a sale, merger, consolidation or similar transaction concerning the Company. These provisions and limitations will make it more difficult for third parties to acquire control of the Company without the support of the Board of Directors of the Company and a significant percentage of its shareholders. However, these provisions also could deter offers that might be viewed by certain shareholders to be in their best interest.

Special Meetings of Shareholders

The Company's By-laws provide that a special meeting of shareholders may be called by the Board of Directors of the Company or by shareholders of record holding in the aggregate 10% or more of the outstanding voting stock for any purpose

Director Liability and Indemnification

The MBCA provides that a Michigan corporation, such as the Company, may indemnify a director, officer, employee or agent of the corporation (an "Indemnitee") against the Indemnitee's expenses and judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) involving the Indemnitee by reason of the fact that the Indemnitee is or was a director, officer, employee or agent of the corporation, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The MBCA also provides that in derivative actions, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses actually and reasonably incurred by the Indemnitee to the extent that the Indemnitee is successful on the merits or otherwise in any such action, suit or proceeding or in the defense of any claim, issue or matter therein. Under the MBCA, no indemnification shall be made with respect to any claim, issue or matter as to which an Indemnitee shall have been adjudged to be liable to the corporation unless and only to the extent that the court shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The MBCA also generally permits the advancement of reasonable expenses and empowers the corporation to purchase and maintain directors' and officers' insurance.

Article II, Section 8 of the By-laws of the Company contain provisions authorizing indemnification of directors, officers, employees and agents of the Company that are substantially similar to those set forth in the MBCA.

Payment of Dividends

Under the MBCA, a corporation may not make distributions to its shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential lights are superior to those receiving the distribution

In addition to the dividend restrictions imposed under the MBCA, the Company and the Bank are subject to certain regulatory restrictions. See "Certain Regulatory Considerations -Payment of Dividends".

Charter Amendments

Under the MBCA, a corporation's articles of incorporation may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock entitled to vote thereon as a class, subject to such supermajority vote requirements as may be provided for in the corporation's articles of incorporation. Except for certain provisions thereof which are subject to supermajority vote requirements as described above, the Company's Restated Articles of Incorporation may be amended by the affirmative vote of a majority of the outstanding shares of Common Stock.

Under the MBCA, the shareholders or the board of directors of the corporation may adopt, amend or repeal the by-laws unless the articles of incorporation or by-laws of the corporation provide that the power to adopt new by-laws is reserved exclusively to the shareholders or that the by-laws or any particular by-law shall not be altered or repealed by the board of directors. The Company's By-laws provide that they may be amended by a two-thirds' vote of the Board of Directors of the Company or by a majority Company's shareholders.

Other Matters

The Company's Restated Articles of Incorporation contain a provision authorizing shareholder action by less than unanimous written consent, as permitted by the MBCA

The MBCA provides dissenters' rights of appraisal. The MBCA expressly authorizes shareholders of a Michigan corporation to exercise dissenters' rights with respect to certain amendments to the articles of incorporation of such Michigan corporation which adversely affect the lights of the class of shares held by them. The MBCA expressly permits shareholders to exercise dissenters' rights of appraisal in connection with the sale or exchange of all or substantially all of the property of a Michigan corporation if the shareholder is entitled to vote thereon.

The MBCA provides voting rights with respect to mergers, sales of substantially all of the assets of a corporation and other extraordinary corporate transactions.

SUPERVISION AND REGULATION

The following is a summary of certain statutes and regulations affecting us. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on us and our Bank.

General

Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Michigan Office of Financial and Insurance Regulation (the "OFIR"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot be predicted.

Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors, and the public, rather than our shareholders.

Federal law and regulations establish supervisory standards applicable to the lending activities of our Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

Recent Regulatory Developments

Emergency Economic Stabilization Act of 2008. On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA"). EESA enables the federal government, under terms and conditions developed by the Secretary of the United States Department of the Treasury ("UST"), to insure troubled assets, including mortgage-backed securities, and collect premiums from participating financial institutions. EESA includes, among other provisions: (a) the $700 billion Troubled Assets Relief Program ("TARP"), under which the Secretary of the UST is authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that are based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008; and (b) an increase in the amount of deposit insurance provided by the FDIC. Both of these specific provisions are discussed in the below sections.

Troubled Assets Relief Program (TARP). Under TARP, the UST authorized a voluntary capital purchase program ("CPP") to purchase senior preferred shares of qualifying financial institutions that elect to participate. Participating companies must adopt certain standards for executive compensation, including (a) prohibiting "golden parachute" payments as defined in EESA to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution. The terms of the CPP also limit certain uses of capital by the issuer, including repurchases of company stock and increases in dividends.

Federal Deposit Insurance Coverage. EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. Separate from EESA, in October 2008, the FDIC also announced the Temporary Liquidity Guarantee Program. Under one component of this program, the FDIC temporarily provides unlimited coverage for noninterest bearing transaction deposit accounts through December 31, 2009. The limits are scheduled to return to $100,000 on January 1, 2010.

Financial Stability Plan. On February 10, 2009, the UST announced the Financial Stability Plan ("FSP"), which is a comprehensive set of measures intended to shore up the U.S. financial system and earmarks the balance of the unused funds originally authorized under EESA. The major elements of the FSP include: (i) a capital assistance program that will invest in convertible preferred stock of certain qualifying institutions, (ii) a consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances, (iii) a new_public-private investment fund that will leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions, and (iv) assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.

Financial institutions receiving assistance under the FSP going forward will be subject to higher transparency and accountability standards, including restrictions on dividends, acquisitions and executive compensation and additional disclosure requirements. We cannot predict at this time the effect that the FSP may have on us or our business, financial condition or results of operations.

American Recovery and Reinvestment Act of 2009. On February 17, 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 ("ARRA"). In enacting ARRA, Congress intended to provide a stimulus to the U.S. economy in light of the significant economic downturn. AARA includes federal tax cuts, expansion of unemployment benefits and other social welfare provisions, and numerous domestic spending efforts in education, healthcare and infrastructure. ARRA also includes numerous non-economic

recovery related items, including a limitation on executive compensation in federally-aided financial institutions, including banks that have received or will receive assistance under TARP.

Under ARRA, a financial institution will be subject to the following restrictions and standards throughout the period in which any obligation arising from financial assistance provided under TARP remains outstanding:

- Limits on compensation incentives for risk-taking by senior executive officers;
- Requirement of recovery of any compensation paid based on inaccurate financial information;
- Prohibition on "golden parachute payments" as defined in AARA;
- Prohibition on compensation plans that would encourage manipulation of reported earnings to enhance the compensation of employees;
- Establishment of board compensation committees by publicly-registered TARP recipients comprised entirely of independent directors, for the purpose of reviewing employee compensation plans;
- Prohibition on bonuses, retention awards, and incentive compensation, except for payments of long-term restricted stock; and
- Limitation on luxury expenditures.

In addition, TARP recipients will be required to permit a separate shareholder vote to approve the compensation of executives. The chief executive officer and chief financial officer of each TARP recipient will be required to provide a written certification of compliance with these standards to the SEC.

The foregoing is a summary of requirements to be included in standards to be established by the Secretary of the UST.

Homeowner Affordability and Stability Plan. On February 18, 2009, President Obama announced the Homeowner Affordability and Stability Plan ("HASP"). HASP is intended to support a recovery in the housing market and ensure that workers can continue to pay off their mortgages through the following elements:

- Access to low-cost refinancing for responsible homeowners suffering from falling home prices;
- A $75 billion homeowner stability initiative to prevent foreclosure and help responsible families stay in their homes; and
- Support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac.

Many details related to these new regulatory developments have yet to be established. We continue to monitor these developments and assess their potential impact on our business.

Huron Community Financial Services, Inc.

General. We are a registered bank holding company that has made an election with the Federal Reserve to operate as a financial holding company. Consequently, the Company is subject to regulation by the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, we are subject to periodic examination by the Federal Reserve, and are required to file periodic reports of operations and such additional information as the Federal Reserve may require.

Source of Strength and Capital Maintenance. In accordance with Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit

resources to support the subsidiary banks in circumstances where the bank holding company might not do so in the absence of such policy.

In addition, if the OFIR deems a bank's capital to be impaired, the OFIR may require a bank to restore its capital by special assessment upon a bank holding company, as the bank's sole shareholder. If the bank holding company failed to pay such assessment, the directors of that bank would be required, under Michigan law, to sell the shares of bank stock owned by the bank holding company to the highest bidder at either public or private auction and use the proceeds of the sale to restore the bank's capital.

Investments and Activities. In general, any direct or indirect acquisition by a bank holding company of any voting shares of any bank which would result in the bank holding company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the bank holding company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors including the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

In addition and subject to certain exceptions, the Change in the Bank Control Act ("Control Act") and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days' written notice before acquiring control of a bank holding company. In general, transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 10% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve issues a notice within 60 days, or within certain extensions of such period, disapproving the acquisition.

The merger or consolidation of an existing bank subsidiary of a bank holding company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the deposit and other liabilities by such a subsidiary requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain cases an application to, and the prior approval of, the Federal Reserve under the BHCA and/or OFIR under Michigan banking laws, may be required.

With certain limited exceptions, the BHCA prohibits any bank holding company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non-banking activity is one that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Under current Federal Reserve regulations, such permissible non-banking activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Eligible bank holding companies that have elected to operate as financial holding companies (such as the Company) may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Bank Holding Company Act generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank or financial holding companies.

Dividends. Most of our revenues are received in the form of dividends paid by our Bank. Thus, our ability to pay dividends to our shareholders is indirectly limited by statutory restrictions on the ability of our Bank to pay dividends, as discussed below. Further, in a recent policy statement, the Federal Reserve has expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash

dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution, a corporation can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.

The Bank

General. Our Bank is a Michigan banking corporation, is a member of the Federal Reserve System and its deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC. As a member of the Federal Reserve System, and a Michigan chartered bank, our Bank is subject to the examination, supervision, reporting and enforcement requirements of the Federal Reserve Board as its primary regulator, and OFIR, as the chartering authority for Michigan banks. These agencies and the federal and state laws applicable to our Bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

Deposit Insurance. As an FDIC-insured institution, our Bank is required to pay deposit insurance premium assessments to the FDIC. Under the FDIC's risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories and assessed insurance premiums based primarily on their level of capital and supervisory evaluations.

The FDIC is required to establish assessment rates for insured depository institutions at levels that will maintain the Deposit Insurance Fund (DIF) at a Designated Reserve Ratio (DRR) selected by the FDIC within a range of 1.15% to 1.50%. The FDIC is allowed to manage the pace at which the reserve ratio varies within this range. Under the FDIC's risk-based rate schedule, well managed and well capitalized banks pay a lower assessment (calculated as an annual rate against the bank's deposit base) for deposit insurance premiums than do banks deemed to pose more significant supervisory concerns. Premiums are assessed and collected quarterly by the FDIC. FDIC insurance assessments could increase in the future due to continued depletion of the DIF.

In addition, in 2008, the Bank elected to participate in the FDIC's Transaction Account Guarantee Program (TAGP). Under the TAGP, funds in non-interest bearing transaction accounts, in interest-bearing transaction accounts with an interest rate of 0.50% or less, and in Interest on Lawyers Trust Accounts (IOLTA) will have a temporary (until December 31, 2009) unlimited guarantee from the FDIC. The coverage under the TAGP is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules which insure accounts up to $250,000. Participation in the TAGP requires the payment of additional insurance premiums to the FDIC.

FICO Assessments. Our Bank, as a member of the DIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation ("FICO"). FICO was created to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund which was created to insure the deposits of thrift institutions and was merged with the Bank Insurance Fund into the newly formed DIF in 2006. From now until the maturity of the outstanding FICO obligations in 2019, DIF members will share the cost of the interest on the FICO bonds on a pro rata basis.

OFIR Assessments. Michigan banks are required to pay supervisory fees to the OFIR to fund their operations. The amount of supervisory fees paid by a bank is based upon the bank's total assets.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state-chartered, FDIC-insured member banks, such as our Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, Federal Reserve regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Federal regulations define these capital categories as follows:

	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Leverage Ratio
Well capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized	—	—	A ratio of tangible equity to total assets of 2% or less

At December 31, 2008, our Bank's ratios exceeded minimum requirements for the well-capitalized category.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

Dividends. Under Michigan law, banks are restricted as to the maximum amount of dividends they may pay on their common stock. Our Bank may not pay dividends except out of its net income after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend.

As a member of the Federal Reserve System, our Bank is required to obtain the prior approval of the Federal Reserve Board for the declaration or payment of a dividend if the total of all dividends declared in any year will exceed the total of (a) the Bank's retained net income (as defined by federal regulation) for that year, *plus* (b) the Bank's retained net income for the preceding two years. Federal law generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, the Federal Reserve may prohibit the payment of dividends by a bank, if such payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice or if the bank is in default of payment of any assessment due to the FDIC.

Insider Transactions. Our Bank is subject to certain restrictions imposed by the Federal Reserve Act on "covered transactions" with us, which include investments in our stock or other securities issued by us or our subsidiaries, the acceptance of our stock or other securities issued by us or our subsidiaries as collateral for loans and extensions of credit to us or our subsidiaries. Certain limitations and reporting requirements are also placed on extensions of credit by our Bank to its directors and officers, to our directors and officers, to our principal shareholders, and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or a principal shareholder may obtain credit from banks with which our Bank maintains a correspondent relationship.

Safety and Soundness Standards. Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the FDIC adopted guidelines to establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

Investment and Other Activities. Under federal law and regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the bank's primary federal regulator determines the activity would not pose a significant risk to the DIF. Impermissible investments and activities must be otherwise divested or discontinued within certain time frames set by the bank's primary federal regulator in accordance with federal law. These restrictions are not currently expected to have a material impact on the operations of our Bank.

Consumer Banking. Our Bank's business includes making a variety of types of loans to individuals. In making these loans, our Bank is subject to state usury and regulatory laws and to various federal statutes, including the privacy of consumer financial information provisions of the Gramm Leach-Bliley Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, and the regulations promulgated under these statutes, which (among other things) prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of our Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, our Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon our Bank and its directors and officers.

Branching Authority. Michigan banks, such as our Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals. Banks may establish interstate branch networks through acquisitions of other banks. The establishment of *de*

novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.

Michigan permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the OFIR (1) acquisition of Michigan banks by FDIC-insured banks or savings banks located in other states, (2) sale by a Michigan bank of branches to an FDIC- insured bank or savings bank located in a state in which a Michigan bank could purchase branches of the purchasing entity, (3) consolidation of Michigan banks and FDIC-insured banks or savings banks located in other states having laws permitting such consolidation, (4) establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (5) establishment by foreign banks of branches located in Michigan.

THE OFFERING

General

Up to 50,000 shares of Common Stock have been reserved by the Company to be periodically offered and sold by the Company directly to hand-selected investors through certain of its officers, who will not receive any additional compensation for such services. The Offering is being made on a "best efforts, no minimum" basis, which means that no one is guaranteeing that any number of the Shares will be sold. The Company has the exclusive right to select potential offerees under the Offering, as well as the exclusive right to accept or reject, in whole or in part, any subscription for the purchase of Shares received from any offeree. The Offering currently has no fixed termination date, and the Company reserves the absolute right to withdraw or cancel the Offering without notice.

The Shares have not been registered with the Securities and Exchange Commission ("SEC") pursuant to an exemption for limited offerings under Section 3(b) of the Securities Exchange Act of 1934 and SEC Regulation A thereunder, which provides an exemption for public offerings that do not exceed $5 million in any 12-month period. This exemption requires the Company to file an offering statement with the SEC, consisting of a notification, a copy of the offering document, and certain exhibit items.

While the Shares have not been registered with the SEC, securities sold pursuant to Regulation A can be offered publicly and are not deemed to be "restricted" under the Federal securities laws, which means they are freely tradeable in the secondary market after the offering. Nonetheless, the Company's Articles of Incorporation do impose certain transfer restrictions independent of the securities laws which are discussed in the section of this offering circular captioned "Description of Capital Stock."

SEC Regulation A requires an offering circular to be revised during the course of an offering when the information it contains has become outdated, material developments have occurred, or there has been a fundamental change in the information initially presented. With respect to offering circulars used in connection with continuous offerings, such offering circulars shall be annually updated to include updated financial statements. Every revised or updated offering circular shall be filed with the SEC as an amendment to the offering statement and requalified in accordance with SEC Regulation A.

The Shares have been registered under the Michigan Uniform Securities Act pursuant to a registration statement filed with the Michigan Department of Labor and Economic Growth.

All costs and expenses incurred as a result of the Offering will be borne by the Company. The Company estimates the legal fees and accounting charges incurred by it in connection with the Offering to be approximately $25,000.

Subscription Procedures

In order to purchase any of the Shares, an offeree must execute a Subscription Agreement in the form provided herewith Exhibit 2 and deliver cash or a check made payable to "Huron Community Financial Services, Inc." All subscription funds for the shares will be available to be used for Company purposes upon receipt. Each person executing a Subscription Agreement will be required to represent and warrant, among other things, that his or her right to transfer and resell such Shares will be restricted by applicable law and the Company's Restated Articles of Incorporation.

Subscribers have no right to revoke or withdraw their subscriptions.

The Company will not accept subscriptions for Shares that would or, in the sole judgment of the Company, could represent a 10% interest in the Company at the conclusion of the Offering.

Offering Price

The Company's Board of Directors, in its absolute discretion, has established the offering price of $46.00 per share. Although the offering price is based in part on a valuation of the Common Stock as of December 31, 2008, the offering price has no direct relationship to any established "market price" for, or actual trades involving, the Company's Common Stock. Austin Associates, LLC, an independent financial advisor experienced in the financial analysis and valuation of financial institutions, prepared a valuation of the Company as of December 31, 2008.

Based on the analysis of the information furnished, and subject to the accuracy as well as the reasonableness of estimates required, Austin Associates, LLC concluded that the fair market value per share of the Common Stock, determined on a minority basis, was $46.00 as of December 31, 2008. Austin Associates, LLC provided the Company's Board of Directors with a letter dated July 15, 2009 indicating that the fair market value of $46.00 per share is applicable to the proposed transactions described in this Offering Circular. A copy of this letter has been filed as an exhibit to the Company's offering statement filed with the SEC.

Austin Associates, LLC's valuation report details the information reviewed and processes followed in arriving at their conclusions. As noted in the report, in estimating the value of the Company's issued and outstanding shares of Common Stock as of December 31, 2008, Austin Associates, LLC took into consideration:

- the history of the Company and the nature of its business;
- the economic outlook in general and the future of the Company's business, in particular;
- the financial condition of the Company;
- the earnings capacity of the Company;
- the Company's dividend paying capacity;
- the nature and value of the tangible and intangible assets of the Company;
- the marketability or lack thereof of the Company's stock;
- determination of any control premiums or minority share discounts; and
- the market price of stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market.

The fair market value estimate of Austin Associates, LLC assumed no specific buyer but rather a hypothetical transaction negotiated by two parties based on the economic considerations outlined in the valuation.

The price a particular buyer may pay depends on many variables, including synergies with other operations owned or controlled by the buyer, and, accordingly, the valuation of Austin Associates, LLC cannot be relied upon to predict a sales price to a particular buyer.

FINANCIAL AND OTHER INFORMATION

Attached hereto as Exhibit 1 are the audited consolidated financial statements of the Company for and as of the fiscal periods ended December 31, 2008, and unaudited consolidated financial statements for and as of the fiscal period ended June 30, 2009. Certain additional items have also been filed with the SEC as exhibits to the Company's offering statement, and such items are not required to be delivered with this Offering Circular. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of each item identified below will also be provided free of charge upon written request to the attention of Matthew A. Pollard, President and CEO of Huron Community Bank, 301 Newman Street, East Tawas, Michigan 48730. Items filed with the SEC as exhibits to the offering statement include but may not be limited to:

- The Company's Restated Articles of Incorporation (including a listing of each Incorporator);
- The Company's By-laws; and
- The consents of the Company's named experts.

SEC Regulation A requires an offering circular to be revised during the course of an offering when the information it contains has become outdated, material developments have occurred, or there has been a fundamental change in the information initially presented. With respect to offering circulars used in connection with continuous offerings, such offering circulars shall be annually updated to include updated financial statements. Every revised or updated offering circular shall be filed with the SEC as an amendment to the offering statement and requalified in accordance with SEC Regulation A.

In addition, the Company will furnish its shareholders with annual reports containing financial statements and may provide quarterly reports containing such financial statements at the discretion of the Company.

LEGAL MATTERS

Shumaker, Loop & Kendrick, LLP has issued an opinion that the shares of Common Stock offered hereby, when sold and issued as described herein, will be duly and validly issued and outstanding shares of Common Stock

INDEPENDENT AUDITORS

The audited consolidated financial statements of the Company for the year ended December 31, 2008 have been audited by Plante & Moran, PLLC, independent certified public accountants, as stated in their report with respect thereto. These financial statements and the report are attached to this Offering Circular as part of Exhibit 1 hereto.

EXHIBIT 1

Financial Statements

Independent Auditor's Report

To the Board of Directors and Stockholders
Huron Community Financial Services, Inc.

We have audited the accompanying consolidated balance sheet of Huron Community Financial Services, Inc. (the "Corporation") as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huron Community Financial Services, Inc. at December 31, 2008 and 2007 and the consolidated results of its operations, changes in stockholders' equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, as of January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*.

Plante & Moran, PLLC

March 10, 2009

Huron Community Financial Services, Inc.

Consolidated Balance Sheet
(000s omitted, except per share data)

		December 31, 2008		December 31, 2007
Assets				
Cash and due from banks	$	5,159	$	3,400
Federal funds sold		129		3,198
Total cash and cash equivalents		5,288		6,598
Investment securities - Available for sale (Note 2)		10,083		12,828
Investment securities - Held to maturity (Note 2)		6,555		5,157
Other securities (Note 2)		1,554		1,494
Loans - Net of allowance for loan losses (Note 3)		151,098		145,688
Premises and equipment (Note 5)		3,541		3,773
Intangible assets		749		978
Accrued interest receivable		670		817
Other assets		6,919		4,399
Total assets	$	**186,457**	$	**181,732**
Liabilities and Stockholders' Equity				
Liabilities				
Deposits:				
Noninterest-bearing	$	20,916	$	19,936
Interest-bearing (Note 6)		121,551		119,393
Total deposits		142,467		139,329
Short-term borrowings (Note 7)		5,385		6,240
Borrowings (Note 8)		17,000		13,000
Accrued and other liabilities		1,313		1,555
Total liabilities		166,165		160,124
Stockholders' Equity				
Common stock - $1 par value:				
Authorized - 1,050,000 shares				
Issued and outstanding - 568,891 shares and 587,185 shares in 2008 and 2007, respectively		569		587
Additional paid-in capital		17,540		15,306
Undivided profits		2,147		5,698
Accumulated other comprehensive income		36		17
Total stockholders' equity		20,292		21,608
Total liabilities and stockholders' equity	$	**186,457**	$	**181,732**

Huron Community Financial Services, Inc.

Consolidated Statement of Income

(000s omitted, except per share data)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Interest Income		
Loans - Including fees	$ 10,169	$ 11,528
Investment securities	805	955
Federal funds sold	117	232
Total interest income	11,091	12,715
Interest Expense		
Deposits	3,023	4,229
Interest on FHLB advances	812	679
Interest on short-term borrowings	83	111
Total interest expense	3,918	5,019
Net Interest Income	7,173	7,696
Provision for Loan Losses (Note 3)	408	150
Net Interest Income After Provision for Loan Losses	6,765	7,546
Other Operating Income		
Service charges - Deposits	618	572
Impairment loss on investment securities	(863)	-
Loan servicing income - Net	292	254
Other	218	243
Total other operating income	265	1,069
Other Operating Expenses		
Salaries and employee benefits	2,943	3,049
Amortization of intangible assets	229	229
Occupancy expense	482	430
Service fees	227	204
Depreciation expense	360	371
Other	1,372	1,229
Total other operating expenses	5,613	5,512
Income - Before income taxes	1,417	3,103
Provision for Income Taxes (Note 9)	324	821
Net Income	**$ 1,093**	**$ 2,282**
Earnings per Share		
Basic earnings per common share	$ 1.85	$ 3.85
Diluted earnings per common share	1.78	3.68

Huron Community Financial Services, Inc.

Consolidated Statement of Stockholders' Equity

(000s omitted, except per share data)

	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - January 1, 2007	$ 586	$ 13,424	$ 6,878	$ (12)	$ 20,876
Comprehensive income:					
Net income	-	-	2,282	-	2,282
Change in net unrealized loss on securities available for sale - Net of tax benefit of $15	-	-	-	29	29
Total comprehensive income					2,311
Sale of common stock	44	1,754	-	-	1,798
Purchases of common stock	(43)	-	(2,282)	-	(2,325)
Tax effect of stock options exercised	-	113	-	-	113
Stock-based compensation	-	15	-	-	15
Dividends declared $2.00 per common share	-	-	(1,180)	-	(1,180)
Balance - December 31, 2007	587	15,306	5,698	17	21,608
Change in accounting for split-dollar arrangement	-	-	(136)	-	(136)
Comprehensive income:					
Net income	-	-	1,093	-	1,093
Change in net unrealized loss on securities available for sale - Net of tax benefit of $10	-	-	-	19	19
Total comprehensive income					1,112
Sale of common stock	45	2,117	-	-	2,162
Purchases of common stock	(63)	-	(3,096)	-	(3,159)
Tax effect of stock options exercised	-	106	-	-	106
Stock-based compensation	-	11	-	-	11
Dividends declared $2.40 per common share	-	-	(1,412)	-	(1,412)
Balance - December 31, 2008	$ 569	$ 17,540	$ 2,147	$ 36	$ 20,292

Huron Community Financial Services, Inc.

Consolidated Statement of Cash Flows

(000s omitted)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash Flows from Operating Activities		
Net income	$ 1,093	$ 2,282
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	589	600
Impairment loss on investment securities	863	-
Provision for loan losses	408	150
Amortization and accretion on securities	116	(67)
Stock-based compensation	11	15
Net change in:		
Accrued interest receivable and late fees	147	94
Other assets	(2,530)	(537)
Accrued expenses and other liabilities	(378)	(36)
Net cash provided by operating activities	319	2,501
Cash Flows from Investing Activities		
Activity in available-for-sale securities:		
Maturities, prepayments, and calls	18,925	7,267
Purchases	(17,179)	(3,494)
Activity in held-to-maturity securities:		
Maturities, prepayments, and calls	1,478	1,015
Purchases	(2,887)	(1,029)
Net (increase) decrease in loans	(5,818)	1,207
Capital expenditures	(128)	(250)
Net cash (used in) provided by investing activities	(5,609)	4,716
Cash Flows from Financing Activities		
Net increase (decrease) in deposits	3,138	(3,453)
Net change in short-term borrowings	(855)	848
Proceeds from FHLB advances	5,000	7,000
Payments on FHLB advances	(1,000)	(9,500)
Proceeds from sale of common stock	2,162	1,798
Purchases of common stock	(3,159)	(2,325)
Tax effect of stock options exercised	106	113
Cash dividends paid on common stock	(1,412)	(1,180)
Net cash provided by (used in) financing activities	3,980	(6,699)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,310)	518
Cash and Cash Equivalents - Beginning of year	6,598	6,080
Cash and Cash Equivalents - End of year	**$ 5,288**	**$ 6,598**
Supplemental Cash Flow Information - Cash paid for		
Interest	$ 4,033	$ 5,034
Income taxes	490	1,025

Note 1 - Nature of Business and Significant Accounting Policies

Basis of Presentation and Consolidation - The consolidated financial statements include the accounts of Huron Community Financial Services, Inc. (the "Corporation") and its wholly owned subsidiary, Huron Community Bank (the "Bank"). The Bank also owns 100 percent of HCB Investments, Inc., which provides insurance products to customers. All significant intercompany transactions and balances have been eliminated. The 000s have been omitted in tabular columns.

Change in Accounting Principle - On January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. EITF 06-4 requires the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Corporation has recognized the effects of applying EITF 06-4 as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of January 1, 2008. Retained earnings decreased and other liabilities increased by $136,000 on January 1, 2008 as a result of the adoption of EITF 06-4. Subsequent changes to the liability recognized by the Corporation are recorded as compensation expense in the consolidated statement of income.

Use of Estimates - In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of investment securities, mortgage servicing rights, impairment of intangible assets, and goodwill.

Nature of Operations - The Bank operates in Iosco, Arenac, and southern Alcona counties in the state of Michigan. The Bank's revenue results primarily from providing real estate and commercial loans and, to a lesser extent, consumer loans. Its primary deposit products are savings and term certificate accounts.

Significant Group Concentrations of Credit Risk - Most of the Corporation's activities are with customers located within the counties of Iosco, Arenac, and Alcona in Michigan. Note 2 discusses the types of securities in which the Corporation invests. Note 3 discusses the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations to any one industry or customer.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Federal funds sold are generally sold for one-day periods.

Securities - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Restricted investment securities include Federal Reserve and Federal Home Loan Bank stock and are carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans - The Corporation grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Michigan. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Off-balance-sheet Instruments - In the ordinary course of business, the Corporation has entered into commitments under commercial letters of credit and standby letters of credit. The Corporation is considered a guarantor when it issues a letter of credit. Accordingly, the Corporation recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken.

Banking Premises and Equipment - Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

The components of other comprehensive income and related tax effects are as follows (000s omitted):

	2008	2007
Unrealized holding (losses) gains on available-for-sale securities	$ (834)	$ 44
Reclassification adjustment for losses realized in income	863	-
Net unrealized gains	29	44
Tax effect	(10)	(15)
Other comprehensive income	$ 19	$ 29

Servicing - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based on the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined by using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Intangible Assets - In connection with certain branch acquisitions, the excess of purchase price over the fair value of net assets acquired has been allocated to core deposit intangibles, which are being amortized over 10 years to 15 years. The amount recorded as core deposit intangibles totaled $344,000 and $573,000 as of December 31, 2008 and 2007, respectively. The carrying amount is net of amortization of $2,941,000 and $2,712,000 as of December 31, 2008 and 2007, respectively. The expected amortization is $229,000 for 2009 and $115,000 for 2010. In connection with the purchase of the bank, the excess of purchase price over fair value of net assets acquired has been allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142 (FAS 142), *Goodwill and Other Intangibles*, which was adopted in January 1, 2002, goodwill is not amortized. The amount recorded as goodwill totaled $405,000 as of December 31, 2008 and 2007.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Earnings per Common Share - Earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period. The number of weighted average common shares outstanding was 590,406 and 592,403 for the years ended December 31, 2008 and 2007, respectively. The Corporation uses the treasury stock method to compute diluted earnings per share, which assumes that proceeds from the assumed exercise of stock options would be used to purchase common stock at the average market price during the period. The dilutive effect of stock options increased average common shares outstanding by 24,242 and 27,081 shares at December 31, 2008 and 2007, respectively.

Note 2 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, are as follows (000s omitted):

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 7,502	$ 52	$ -	$ 7,554
Corporate	1,631	-	-	1,631
State and municipal	895	10	(7)	898
Total available-for-sale securities	$ 10,028	$ 62	$ (7)	$ 10,083
Held-to-maturity securities - State and municipal	$ 6,555	$ 92	$ (32)	$ 6,615

Note 2 - Securities (Continued)

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 8,904	$ 19	$ -	$ 8,923
Corporate	2,999	-	(6)	2,993
Mortgage-backed	3	-	-	3
State and municipal	895	14	-	909
Total available-for-sale securities	$ 12,801	$ 33	$ (6)	$ 12,828
Held-to-maturity securities - State and municipal	$ 5,157	$ 57	$ (11)	$ 5,203

At December 31, 2008 and 2007, securities with a carrying value of $7,553,685 and $8,923,000, respectively, were pledged to secure borrowings and public deposits and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2008 follow (000s omitted):

	Available for Sale		Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 8,633	$ 8,694	$ 3,028	$ 3,025
Due in one through five years	395	389	2,299	2,336
Due after five years through 10 years	-	-	1,183	1,209
Due after 10 years	1,000	1,000	45	45
Total	$ 10,028	$ 10,083	$ 6,555	$ 6,615

Note 2 - Securities (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (000s omitted):

	2008			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - State and municipal	$ 7	$ 389	$ -	$ -
Held-to-maturity - State and municipal	$ 13	$ 923	$ 19	$ 161

	2007			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - Corporate	$ -	$ -	$ 6	$ 493
Held-to-maturity securities - State and municipal	$ 1	$ 45	$ 10	$ 550

Unrealized losses on securities have not been recognized into income because the issuers' bonds are of high credit quality, the Corporation has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is due primarily to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.

Other securities, totaling $1,554,000 and $1,494,000 at December 31, 2008 and 2007, respectively, consist of restricted Federal Home Loan Bank stock and Federal Reserve Bank stock. These stocks are carried at cost, which approximates market value.

Note 3 - Loans

A summary of the balances of loans follows (000s omitted):

	2008	2007
Mortgage loans on real estate - Residential 1-4 family	$ 58,935	$ 63,039
Commercial and commercial real estate	81,224	71,117
Consumer installment loans	13,088	13,768
Total loans	153,247	147,924
Less allowances for loan losses	2,149	2,236
Net loans	$ 151,098	$ 145,688
Allowance for loan losses as a percent of loans	1.40%	1.51%

An analysis of the allowance for loan losses follows (000s omitted):

	2008	2007
Balance - Beginning of year	$ 2,236	$ 2,388
Provision charged to operations	408	150
Loans charged off	(506)	(308)
Loan recoveries	11	6
Balance - End of year	$ 2,149	$ 2,236

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Impaired loans without a valuation allowance	$ 692	$ -
Impaired loans with a valuation allowance	1,166	3,014
Total impaired loans	$ 1,858	$ 3,014
Valuation allowance related to impaired loans	$ 270	$ 455
Total nonaccrual loans	2,766	1,469
Loans 90 days delinquent and still accruing	1,840	513

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Average investment in impaired loans	$ 2,463	$ 3,001
Interest income recognized on impaired loans	-	-
Interest income recognized on a cash basis on impaired loans	-	-

No additional funds are committed to be advanced in connection with impaired loans.

Note 3 - Loans (Continued)

The Corporation has had, and expects to have in the future, transactions with the Corporation's executive officers, directors, and their affiliates. Such transactions were made in the ordinary course of business and included extensions of credit, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in management's opinion, involve more than a normal risk of collectibility or present other unfavorable features. The aggregate amount of such loans attributable to persons who were related parties approximated $5,923,787 at the beginning of 2008 and $5,182,000 at the end of 2008. During 2008, new loans to related parties aggregated $1,031,849 and repayments totaled $89,315.

Note 4 - Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage and other loans serviced for others were $67,502,568 and $66,421,000 at December 31, 2008 and 2007, respectively.

The balance of capitalized servicing rights, net of valuation allowance, included in other assets at December 31, 2008 and 2007 was $337,000 and $382,000, respectively. The fair value of the capitalized servicing rights approximates the carrying value. The key economic assumptions used in determining the fair value of the mortgage servicing rights include an annual constant prepayment speed (CPR) of 12.27 percent and 13.26 percent for December 31, 2008 and 2007, respectively, and a discount rate of 8.0 percent and 9.0 percent for December 31, 2008 and 2007, respectively.

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances (000s omitted):

	2008	2007
Mortgage servicing rights capitalized	$ 123	$ 89
Mortgage servicing rights amortized	193	143
Valuation allowances:		
Balance at beginning of year	25	25
Balance at end of year	-	25

Note 5 - Bank Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows (000s omitted):

	2008	2007
Buildings and improvements	$ 4,205	$ 4,157
Furniture and fixtures	2,542	2,506
Vault and equipment	300	300
Automobiles	106	135
Land	711	667
Total premises and equipment	7,864	7,765
Accumulated depreciation	(4,323)	(3,992)
Net premises and equipment	$ 3,541	$ 3,773

Depreciation expense for the years ended December 31, 2008 and 2007 amounted to $360,000 and $371,000, respectively.

Note 6 - Deposits

The following is a summary of the distribution of interest-bearing deposits at December 31 (000s omitted):

	2008	2007
NOW accounts	$ 46,100	$ 45,361
Savings	12,756	12,154
Money market demand	995	623
Time:		
Under $100,000	46,069	44,846
$100,000 and over	15,631	16,409
Total interest-bearing deposits	$ 121,551	$ 119,393

Note 6 - Deposits (Continued)

At December 31, 2008, the scheduled maturities of time deposits are as follows (000s omitted):

2009	$	40,881
2010		11,110
2011		7,421
2012		2,288
Total	$	61,700

Note 7 - Short-term Borrowings

Short-term borrowings include securities sold under agreements to repurchase, which are classified as secured borrowings and generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Note 8 - FHLB Advances

The Bank has advances from Federal Home Loan Bank. Interest rates range from 2.96 percent to 4.95 percent. Interest is payable monthly. The advances are collateralized by approximately $29,500,000 and $34,437,000 of mortgage loans as of December 31, 2008 and 2007, respectively, under a blanket collateral agreement.

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of Federal Home Loan Bank. Future obligations of the advances are as follows at December 31, 2008 (000s omitted):

2009	$	5,000
2010		9,000
2011		2,000
2012		-
2013		1,000
Total	$	17,000

Note 9 - Income Taxes

The components of the net deferred tax assets, included in other assets, are as follows (000s omitted):

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 643	$ 688
Accrued employee benefits	181	156
Total deferred tax assets	824	844
Deferred tax liabilities:		
Depreciation	123	115
Net unrealized gain on securities available for sale	19	9
Investment in subsidiary	117	130
Prepaid assets	20	23
Other	18	30
Total deferred tax liabilities	297	307
Net deferred tax assets	$ 527	$ 537

Allocation of income taxes between current and deferred portions is as follows (000s omitted):

	2008	2007
Current	$ 324	$ 821
Deferred	-	-

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows (000s omitted):

	2008	2007
Income before income taxes	$ 1,417	$ 3,103
Income tax expense at federal statutory rate of 34 percent	$ 482	$ 1,055
Increases resulting from nondeductible expenses	7	6
Decreases resulting from nontaxable income	(165)	(240)
Net income tax expense	$ 324	$ 821

Note 10 - Benefit Plan

The Corporation has a 401(k) plan whereby a certain percentage of employees' contributions can be matched with discretionary contributions by the Corporation. Contributions to the plan for the years ended December 31, 2008 and 2007 were \$78,000 and \$73,000, respectively.

Note 11 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair values.

Securities - Fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the issuers.

Loans Receivable - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 11 - Fair Value of Financial Instruments (Continued)

Deposit Liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings - The fair values of the Corporation's other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Other Financial Instruments - The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments are as follows (000s omitted):

	2008		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,288	$ 5,288	$ 6,598	$ 6,598
Securities	18,192	18,252	19,479	19,525
Loans	151,098	150,968	145,688	147,369
Accrued interest receivable	670	670	817	817
Financial liabilities:				
Demand deposits	20,916	20,916	19,936	19,936
Interest-bearing deposits	121,551	120,784	119,393	117,119
FHLB advances	17,000	17,636	13,000	13,250
Short-term borrowings	5,385	5,219	6,240	6,240
Accrued interest payable	255	255	370	370

Note 12 - Off-balance-sheet Activities

Credit-related Financial Instruments - The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount	
	2008	2007
Unfunded commitments	$ 21,184	$ 20,154

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are used primarily to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved is extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Note 12 - Off-balance-sheet Activities (Continued)

Collateral Requirements - To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its consolidated balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation's consolidated financial statements.

Note 13 - Restrictions on Dividends, Loans, and Advances

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.

Prior approval of the Bank's federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At December 31, 2008, the Bank's retained earnings available for the payment of dividends, without approval from the regulators, totaled $1,284,000. Accordingly, $18,030,514 of the Corporation's investment in the Bank was restricted at December 31, 2008.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank's capital stock and surplus.

Note 14 - Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Bank's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
(000s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital to risk-weighted assets - Bank	$ 20,626	14.5%	$ 11,380	8.0%	$ 14,225	10.0%
Tier I capital to risk-weighted assets - Bank	18,842	13.2	5,710	4.0	8,565	6.0
Tier I capital to average assets - Bank	18,842	10.1	7,462	4.0	9,328	5.0
As of December 31, 2007						
Total capital to risk-weighted assets - Bank	21,940	17.0	10,325	8.0	12,906	10.0
Tier I capital to risk-weighted assets - Bank	20,318	15.7	5,177	4.0	7,765	6.0
Tier I capital to average assets - Bank	20,318	11.1	7,322	4.0	9,152	5.0

Note 15 - Stock Option Plan

As of December 31, 2008, the Corporation has two share-based compensation plans which are described below. Options available for grant under the 1996 Nonemployee Director Stock Option Plan, the 1996 Employee Stock Option Plan, and the 1997 Nonemployee Director Discretionary Stock Option Plan have been issued. Some of the options issued under the 1996 and 1997 plans are exercisable by the participants until the end of the contractual terms.

The Corporation's 2005 Nonemployee Director Stock Option Plan and 2005 Employee Stock Option Plan (the "Plans"), which are stockholder approved, permit the grant of stock options for up to 15,000 and 35,000 shares of common stock, respectively. The Corporation believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the entity's stock at the date of grant; those option awards generally vest immediately for nonemployees and over three years for employees and have 10-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The compensation cost that has been charged against income for the Plans was approximately $11,000 and $15,000 for 2008 and 2007, respectively.

The Corporation uses a Black Scholes formula to estimate the calculated value of its share-based payments. The volatility assumption used in the Black Scholes formula is based on the volatility of the Corporation's stock price and dividend payments throughout the year. The Corporation calculated the historical volatility of that using the monthly closing total stock price for the one year immediately prior.

The weighted average assumptions used in the Black Scholes model are noted in the following table. The Corporation uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007
Calculated volatility	15.99 %	10.15 %
Weighted average dividends	4.64 %	3.91 %
Expected term (in years)	8	8
Risk-free rate	2.28 %	4.50 %

Note 15 - Stock Option Plan (Continued)

A summary of option activity under the Plans for the years ended December 31, 2008 and 2007 is presented below:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	77,989	$ 33.81	84,951	$ 30.80
Options granted	7,667	47.43	4,250	53.75
Options exercised	(11,150)	25.72	(11,212)	22.96
Options outstanding at end of year	74,506	36.43	77,989	33.81
Exercisable at year end	66,223	35.02	72,439	32.56

The weighted average grant date-calculated value of options granted during the years 2008 and 2007 was $4 and $5, respectively.

As of December 31, 2008, there was approximately $15,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted average period of 2.5 years.

Note 16 - Fair Value Measurements

The following tables present information about the Corporation's assets measured at fair value on a recurring basis at December 31, 2008, and the valuation techniques used by the Corporation to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Corporation's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 16 - Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008 (dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets - Investment securities - Available for sale	$ 631	$ 9,452	$ -	$ 10,083

The Corporation also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include held-to-maturity investments and loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections.

Assets Measured at Fair Value on a Nonrecurring Basis (dollars in thousands)

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the Period Ended December 31, 2008
Assets - Impaired loans accounted for under FAS 114	$ 1,166	$ -	$ -	1166	$ 370

Impaired loans accounted for under FAS 114 categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management's best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

Note 16 - Fair Value Measurements (Continued)

Other assets, including bank-owned life insurance, goodwill, intangible assets, and other assets acquired in business combinations, are also subject to periodic impairment assessments under other accounting principles generally accepted in the United States of America. These assets are not considered financial instruments. Effective February 12, 2008, the FASB issued a staff position, FSP FAS 157-2, which delayed the applicability of FAS 157 to non-financial instruments. Accordingly, these assets have been omitted from the above disclosures.

HURON COMMUNITY

FINANCIAL SERVICES,

INCORPORATED

June 30, 2009

Huron Community Financial Services, Inc.
Balance Sheet
June 30, 2009

Assets		Current Month	Last Month
Current assets:			
Cash and cash equivalents		$62,352	$39,776
Interest receivable		0	0
Total current assets		62,352	39,776
Investments: Due from HCB		6,389	5,500
Investment in Huron Community Bank		19,683,150	19,544,374
Fixed assets			
Bank premise and equipment (net)		331,497	335,080
Intangible assets:			
Other assets		223	275
Goodwill (net)		405,127	405,127
Total assets		20,488,738	20,330,132
Liabilities			
Current liabilities:			
Acct Payable and Dividend Payable		348,796	1,095
Other current liabilities		(843,771)	(838,771)
Long term liabilities:			
Deferred tax liability		253,610	253,610
Total liabilities		(241,365)	(584,066)
Stockholders Equity			
Contributed capital:			
Common stock, $1 par, authorized - 1,050,000 shares, issued and outstanding - 579,502 shares	579,502		577,602
Additional Payment in Capital- Stock Options	6,389		5,500
Surplus on common stock	18,239,066		18,138,429
Total contributed capital	18,824,957		18,721,531
Retained earnings	1,905,146		2,192,667
Total stockholders equity		20,730,102	20,914,198
Total liabilities and stockholders equity		$20,488,738	$20,330,132

HURON COMMUNITY FINANCIAL SERVICES, INC.
Income Statement
June 30,2009

	Jan	Feb	Mar	Apr	May	Jun	YTD
Operating income:							
Interest income	$0	$0	$0	$0	$0	$0	$0
Equity earn of Sub	140,778	152,805	179,550	155,453	153,644	138,776	921,006
Miscellaneous income	0	0	0	0	0	0	0
Income from operations	140,778	152,805	179,550	155,453	153,644	138,776	921,006
Operating expenses:							
Interest expense	0	0	0	0	0	0	0
Dep exp-Purch acct	3,583	3,583	3,583	3,583	3,583	3,583	21,498
Business Meal & Entertainment	0	0	0	0	3,031	0	3,031
Accounting fees	0	0	0	5,065	0	0	5,065
Legal fees	0	0	2,406	2,710	3,400	11,696	20,211
Pstg & Supplies	0	0	0	5,371	166	0	5,537
Misc expense	52	52	52	52	52	52	312
Goodwill amort	0	0	0	0	0	0	0
Total oper exp	3,635	3,635	6,041	16,780	10,232	15,331	55,654
Income before FIT	137,143	149,170	173,509	138,673	143,412	123,445	865,352
Income tax expense	(1,000)	(1,000)	(3,000)	(5,000)	(3,000)	(5,000)	(18,000)
Net income	138,143	150,170	176,509	143,673	146,412	128,445	$883,352

Consolidated Balance Sheet
Huron Community Financial Services, Inc.
June 30, 2009

ASSETS:	
Cash and Due from Banks	3,801
Investment Securities	21,328
Investment in Subsidiary	0
Due from Huron Community Bank	48
Total Loans	149,408
Allowance for Loan Loss	(2,244)
Net Loans	147,164
Federal Funds Sold	5,827
Bank Premise and Equipment	3,416
Accrued Interest Receivable	746
Intangible Assets	634
Other Assets	6,560
Total Assets	189,524
LIABILITIES & EQUITY	
Total Deposits	144,875
Repurchase Agreements	6,012
Long Term Debt	17,349
Deferred Tax Liability	254
Other Liabilities	155
Total Liabilities	168,645
Preferred Stock	0
Common Stock	580
Surplus	18,244
Undivided Profits	1,018
Income	883
Unreal Gain (Loss) Inv Sec AFS	154
Total Stockholders Equity	20,879
Total Liabilities & Equity	189,524

Consolidated Report of Income
Huron Community Financial Services, Inc.
6/30/2009

	Jan	Feb	Mar	Apr	May	Jun	YTD
Interest on loans & dep.	761.4	715.1	741.4	746.3	749.3	720.5	4,434.0
Interest on investments	63.0	51.1	46.7	50.1	42.8	46.1	299.8
Total interest income	824.4	766.2	788.1	796.4	792.1	766.6	4,733.8
Interest expense	268.3	229.0	250.7	244.4	250.6	239.3	1,482.3
Net interest income	556.1	537.2	537.4	552.0	541.5	527.3	3,251.5
Fees on loans	47.8	91.1	64.5	54.5	67.9	107.8	433.6
Other income	90.4	111.5	152.2	121.2	118.2	160.0	753.5
Other operating income	138.2	202.6	216.7	175.7	186.1	267.8	1,187.1
Salaries & benefits (net)	244.3	241.9	238.4	228.2	246.4	243.1	1,442.3
Fixed expense	77.2	74.7	76.2	77.2	73.8	75.1	454.2
Variable expense	152.1	186.6	169.5	174.6	166.0	261.4	1,110.2
Loan loss provision	31.5	31.5	31.5	53.0	50.0	50.0	247.5
Loss (gain) on Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating expenses	505.1	534.7	515.6	533.0	536.2	629.6	3,254.2
Net operating income	189.2	205.1	238.5	194.7	191.4	165.5	1,184.4
Amort of intang. assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FIT provision	51.0	55.0	62.0	51.0	45.0	37.0	301.0
Net income	138.2	150.1	176.5	143.7	146.4	128.5	883.4
ROA (YTD)	0.91%	0.94%	1.02%	1.00%	0.99%	0.96%	
ROE (YTD)	8.10%	8.41%	9.04%	8.86%	8.77%	8.55%	
Book Value per Share	35.61	35.85	35.68	35.94	36.21	35.77	
LAST YEAR							
Income	180.20	165.4	167.5	160.5	151.0	114.0	938.6
ROA	0.91%	0.94%	1.02%	1.11%	1.09%	1.03%	
ROE	8.10%	8.41%	9.04%	9.21%	9.01%	8.54%	
Book Value per Share	35.61	35.85	35.68	37.32	37.42	36.92	

EXHIBIT 2

Subscription Agreement

HURON COMMUNITY FINANCIAL SERVICES, INC.

SUBSCRIPTION AGREEMENT

Representations and Warranties: The undersigned (the "Investor") hereby irrevocably subscribes for and agrees to purchase the number of shares of Common Stock, par value $1.00 per share (the "Shares") of Huron Community Financial Services, Inc. (the "Company") in the amount set forth on the signature page hereof, and upon the terms and conditions described herein. In connection therewith, the undersigned hereby represents, warrants and covenants to the Company that the Investor:

- Has received a copy of the Company's offering circular, dated [ ], 2009, and understands that the purchase of the Company's stock involves significant risk, as described under "Risk Factors" in the offering circular and that no federal or state agency has made any finding or determination regarding the fairness of the Company's offering of the shares, the accuracy or adequacy of the offering circular, or any recommendation or endorsement concerning an investment in the shares.

- Is aware that this subscription is not binding upon the Company unless and until it is accepted by the Company, as evidenced by its execution of this Subscription Agreement. INVESTOR FURTHER ACKNOWLEDGES THAT THIS SUBSCRIPTION MAY NOT BE REVOKED AND AGREES THAT THE COMPANY HAS THE RIGHT, IN ITS SOLE DISCRETION, TO ACCEPT OR REJECT MY SUBSCRIPTION IN WHOLE OR IN PART. If Investor's subscription is rejected, the Company will return Investor's subscription payment WITHOUT INTEREST. Investor further acknowledges that this Subscription Agreement is not assignable without the consent of the Company.

- Agrees that payment for the Shares is due with the submission of the Subscription Agreement by delivery of a check to **"Huron Community Financial Services, Inc."** in the amount of the full purchase price of the Shares subscribed for.

- Has been advised that there are limitations on the disposition of the Shares and that the certificates for Shares purchased by me will bear the following legend.

  The sale or other transfer of this certificate is subject to the restrictions set out in the Articles of Incorporation of this corporation as stated in Article III, which are on file at the office of the Secretary of the corporation. A copy will be delivered to any shareholder of record upon request.

- Acknowledges that, with respect to the tax and other legal aspects of this investment, Investor is relying upon the advice of its own tax and legal advisors, and Investor has not received or relied upon any representations, warranties or assurances of the Company or any persons acting on its behalf concerning the tax or legal aspects of an investment in the Company

- If the Investor is not a natural person, the Investor has the power and authority to enter into this Subscription Agreement, and the person signing this Subscription Agreement on behalf of the Investor has been duly authorized to execute and deliver this Subscription Agreement. If the Investor is an individual, the Investor has all requisite legal capacity to acquire and hold the Shares and to execute, deliver and comply with the terms of this Subscription Agreement. Such execution, delivery and compliance with the terms of this Subscription Agreement by the Investor does not represent a breach of, or constitute a default under, any instruments governing the Investor, any applicable law, regulation or order to which the Investor is subject, or any agreement to which the Investor is a party or by which

the Investor is bound. This Subscription Agreement has been duly executed by the Investor and constitutes a valid and legally binding agreement of the Investor.

- By executing this Subscription Agreement, Investor agrees to execute and deliver to the Company an appropriate signature page to the By-laws.

Indemnification: The Investor hereby agrees to indemnify the Company and anyone acting on its behalf against all liability, damages, loss, costs and expenses (including reasonable attorneys' fees and expenses) which any of them may incur by reason of the Investor's failure to fulfill any of the agreements, terms or conditions of this Subscription Agreement, or by reason of the falsity of any representation or breach of any warranty made by the Investor herein.

Governing Law: This Subscription Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of Michigan.

Entire Agreement: This Subscription Agreement and the By-laws constitute the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

DISCLAIMERS

THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IN NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT AS LEGAL, INVESTMENT OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR ADVISORS AS TO LEGAL, INVESTMENT, TAX AND RELATED MATTERS CONCERNING AN INVESTMENT BY SUCH PROSPECTIVE INVESTORS IN THE COMPANY.

[SIGNATURE ON NEXT PAGE]

SIGNATURE(S)

I CERTIFY THAT THE INFORMATION CONTAINED IN THIS SUBSCRIPTION AGREEMENT IS TRUTHFUL AND ACCURATE.

SHARES SUBSCRIBED FOR

Number of Shares		Per Share Price Paid	Payment Enclosed
____________	X	$46.00	$____________

PLEASE TYPE OR PRINT INVESTOR NAME →________________________________

PLEASE SIGN →________________________________

RESIDENTIAL AND MAILING
ADDRESSES OF THE INVESTOR →________________________________

____

____

____

TELEPHONE NUMBER OF INVESTOR →________________________________

E-MAIL ADDRESS OF INVESTOR →________________________________

INVESTOR SOCIAL SECURITY NUMBER
OR TAXPAYER IDENTIFICATION NUMBER →________________________*

PLEASE DATE →________________________

IF INVESTOR IS NOT AN INDIVIDUAL:

INDICATE ENTITY TYPE
(CORPORATION, PARTNERSHIP, TRUST, OTHER) →________________________________
INDICATE CAPACITY OF PERSON SIGNING→________________________________

*Under penalties of perjury, I hereby certify that: (A) the Social Security or Taxpayer Identification Number given above is current; and (B) I am not subject to backup withholding.

INSTRUCTION: YOU MUST CROSS OUT (B) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING.

If applicable, select on the form below the manner that you want title to the Shares you purchase in the offering to be registered, and complete the form.

- ❑ Custodian for minor child(ren): ______________________
- ❑ Trust: ______________________
- ❑ Tenants in common with: ______________________
- ❑ Joint tenants with Right of Survivorship with: ______________________
- ❑ Self-directed IRA: ______________________
- ❑ Other: ______________________

IF INVESTOR IS AN IRA OBTAIN THE AUTHORIZED SIGNATURE OF THE CUSTODIAN.

The undersigned, being the custodian of the above named individual retirement account, hereby accepts and agrees to this Subscription Agreement.

Print Custodian Name: ______________________

By: ______________________
Signature of Authorized Signatory
Print Name: ______________________
Print Title: ______________________

ACCEPTANCE
[TO BE COMPLETED BY THE COMPANY]

The undersigned hereby accepts the foregoing Subscription Agreement as to:

❑ ALL SHARES

__________ SHARES

Dated: ______________, 2009

HURON COMMUNITY FINANCIAL SERVICES, INC.

By: ______________________

Its: ______________________

SIGNATURE PAGE TO BY-LAWS

The undersigned hereby executes that certain By-Laws of Huron Community Financial Services, Inc. and agrees to be bound by all the terms and provisions thereof.

Dated: ______________________

____
Print Name of Investor

By: ______________________________
Signature of Investor

Title: ______________________________
(if applicable)

HURON COMMUNITY FINANCIAL SERVICES, INC.

HOLDING COMPANY FOR

HURON COMMUNITY BANK

301 Newman Street
East Tawas, Michigan 48730
Phone (989) 362-6700

COMMON STOCK
25,000 SHARES

FOR SALE PURSUANT TO THE HURON COMMUNITY FINANCIAL SERVICES, INC.
AUTOMATIC DIVIDEND REINVESTMENT PLAN

Huron Community Financial Services, Inc. (the "Company") hereby offers for sale up to 25,000 shares of its common stock (the "Common Stock") to residents of the States of Michigan, Florida and Oregon pursuant to the Company's Automatic Dividend Reinvestment Plan].

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The securities offered hereby involve a high degree of risk. See **"Risk Factors"** on page 2 for certain items you should consider prior to making an investment in the Common Stock. This Offering made on a "best efforts - no minimum" basis and has no fixed termination date. No proceeds raised pursuant to this offering will be held in escrow or in trust pending the termination of the Offering.

	Offering Price[1]	**Underwriting Discounts and Commissions**[2]	**Proceeds To Company**[3]
Per Share	$46.00	$0	$46.00
Total	$1,150,000	$0	$1,150,000

(1) The offering price per share above shown (the "Price Per Share") was determined by the Company in its discretion and is based in part on a valuation of the Common Stock as of December 31, 2008.

(2) No commissions will be payable because the Company will offer and sell the shares of Common Stock directly to investors through certain of its officers, who will not receive any additional compensation for such services See "The Offering" and "Risk Factors."

(3) Amounts constitute anticipated proceeds before deducting expenses payable by the Company estimated at $25,000.

The Date Of This Offering Circular Is August •, 2009. The approximate date of the commencement of sales to the public is August •, 2009.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THERE IS NO ASSURANCE THAT OUR OPERATIONS WILL BE PROFITABLE OR THAT LOSSES WILL NOT OCCUR. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE DEPARTMENT OF LABOR & ECONOMIC GROWTH, MICHIGAN OFFICE OF FINANCIAL & INSURANCE SERVICES. THE DEPARTMENT HAS NOT UNDERTAKEN TO PASS UPON THE VALUE OF THESE SECURITIES NOR TO MAKE ANY RECOMMENDATIONS AS TO THEIR PURCHASE.

THE USE OF THE PROSPECTUS IS CONDITIONED UPON ITS CONTAINING ALL MATERIAL FACTS AND THAT ALL STATEMENTS CONTAINED THEREIN ARE TRUE AND CAN BE SUBSTANTIATED. THE DEPARTMENT HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

NO BROKER-DEALER, SALESMAN, AGENT OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING HEREBY MADE OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR EFFECTIVE LITERATURE.

THIS IS A BEST EFFORTS OFFERING, AND THE ISSUER HAS THE EXCLUSIVE RIGHT TO SELECT POTENTIAL OFFEREES UNDER THE OFFERING. ONLY THOSE SHAREHOLDERS RESIDING IN THE STATES OF MICHIGAN, FLORIDA AND OREGON ARE PERMITTED TO PARTICIPATE IN THE OFFERING AT THIS TIME. THE ISSUER RESERVES THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION AND WILL PROMPTLY NOTIFY THE SUBSCRIBER OF ACCEPTANCE OR REJECTION. THERE IS NO ASSURANCE THAT THIS OFFERING WILL BE FULLY SUBSCRIBED, AND THE ISSUER HAS NO INTENTION OF RETURNING ANY FUNDS RELATED TO ACCEPTED SUBSCRIPTIONS. THE ISSUER ALSO RESERVES THE RIGHT TO WITHDRAW OR CANCEL THE OFFERING AT ANY TIME WITHOUT NOTICE.

THE OFFERING PRICE HAS BEEN ARBITRARILY SELECTED BY THIS ISSUER, AND THERE IS NO ESTABLISHED MARKET FOR THESE SECURITIES. UNLESS A MARKET IS ESTABLISHED, PURCHASERS MIGHT NOT BE ABLE TO SELL THEIR SECURITIES. MOREOVER, NONE OF THE SECURITIES OFFERED HEREBY ARE NOT FREELY TRANSFERABLE BECAUSE SUCH SECURITIES ARE SUBJECT TO CERTAIN RIGHTS OF REFUSAL GRANTED TO THE COMPANY AND THE INCORPORATORS OF THE COMPANY UNDER THE COMPANY'S ARTICLES OF INCORPORATION. A LEGEND INDICATING THIS RESTRICTION ON TRANSFER SHALL BE PLACED ON ALL CERTIFICATES EVIDENCING SUCH SECURITIES.

ANY REPRESENTATIONS CONTRARY TO ANY OF THE FOREGOING SHOULD BE REPORTED TO THE OFFICE OF FINANCIAL AND INSURANCE SERVICES AT: 611 WEST OTTAWA STREET, 3RD FLOOR, P.O. BOX 30701, LANSING, MI 48909-8201, OR TELEPHONE (877) 999-6442.

TABLE OF CONTENTS

SUMMARY OF THE OFFERING CIRCULAR ....

RISK FACTORS ....

HISTORY AND BUSINESS ....

MANAGEMENT ....

PRINCIPAL SHAREHOLDERS ....

USE OF PROCEEDS ....

DESCRIPTION OF CAPITAL STOCK ....

DESCRIPTION OF SHAREHOLDER RIGHTS ....

SUPERVISION AND REGULATION ....

THE OFFERING ....

FINANCIAL AND OTHER INFORMATION ....

LEGAL MATTERS ....

INDEPENDENT AUDITORS ....

EXHIBITS

1. Financial Statements
2. Plan Authorization Card

SUMMARY OF THE OFFERING CIRCULAR

The following summarizes certain information contained elsewhere in this Offering Circular. You should read this summary only in conjunction with the complete text of this Offering Circular and its Exhibits.

The Company and the Bank

The Company, a registered financial holding company, conducts all of its business activities through its sole wholly-owned bank subsidiary, Huron Community Bank (the "Bank"). Since 1927, the Bank has been a community bank. It now serves Tawas City, East Tawas, Lincoln, Oscoda, AuGres, and Harrisville, Michigan.

The Offering

Securities Offered	25,000 shares of Common Stock
Offering Price	The Company's Board of Directors, in its absolute discretion, has established the offering price of $46.00 per share, which offering price may not represent the fair market value of the Shares. See "The Offering."
Common Stock Outstanding	568,891 shares before the Offering; 593,891 shares if all offered Shares are sold
Restrictions on Transfer	The Shares will be subject to certain rights of first refusal granted under the Company's Restated Articles of Incorporation to the Company and the incorporators of the Company (the "Incorporators") and will bear legends to that effect. The Restated Articles includes a listing of the Incorporators.
Plan of Distribution	The Shares are being offered on a "best efforts, no minimum" basis to existing shareholders residing in the States of Michigan, Florida and Oregon under the Company's Automatic Dividend Reinvestment Plan (the "Plan"). This offering is being made pursuant to a claim of exemption from registration under the Federal securities laws pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation A thereunder. See "The Offering."

Risk Factors

An investment in the securities hereby offered is speculative and involves a high degree of risk. The several risk factors discussed in this Offering Circular, along with the other matters discussed in this Offering Circular, should be considered in making an investment decision. See "Risk Factors."

Use of Proceeds

The Company intends to use the net proceeds from the sale of the Shares to pay expenses of the Company and may contribute a portion of such net proceeds to the Bank. The Bank will use net proceeds contributed to the Bank for general corporate purposes. See "Use Of Proceeds."

RISK FACTORS

An investment in the Company's common stock is subject to risks inherent to the Company's business. The material risks and uncertainties that Management believes affect the Company are described below. Before making an investment decision, investors should carefully consider the risks and uncertainties described below together with all the other information included in this offering document. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and investors would lose all or part of their investment.

Risks Related to the Company's Stock

No Public Market. There is no public market for the Common Stock and it is not likely that a public market will develop in the foreseeable future. Consequently, the Company cannot make any assurances as to the liquidity, marketability or price stability of the Common Stock.

Limited Transferability. The Common Stock is subject to a significant restriction on transferability contained in the Restated Articles, which give the Company and its Incorporators certain rights of first refusal in respect of any proposed sale or transfer of the Common Stock. For more information regarding this restriction, see "Description of Capital Stock - Limited Transferability of Capital Stock." Since the shares will not be freely transferable, they should be acquired for investment purposes only and not with a view toward transfer or resale.

Offering Price. The Company in its discretion has established the offering price of $46.00 per share. Although the offering price per share is based in part on a valuation of the Common Stock as of December 31, 2008, the offering price per share has no direct relationship to earnings or any other independently established "market price" for the Common Stock. Consequently, the offering price may not reflect the actual fair market value of the Company's Common Stock.

No Firm Underwriting. The Shares are being offered on a "best efforts" basis, which means that no one is guaranteeing that any particular amount of Shares will be sold. Accordingly, there can be no assurance that any or all of the Shares will be sold.

Dividend Restrictions. We are dependent primarily upon the earnings of our operating subsidiaries for funds to pay dividends on the Common Stock. The payment of dividends by us is also subject to regulatory restrictions. As a result, any payment of dividends in the future will be dependent, in large part, on our ability

to satisfy these regulatory restrictions and our subsidiaries' earnings, capital requirements, financial condition and other factors. Although our financial earnings and financial condition have allowed us to declare and pay periodic cash dividends to our shareholders, there can be no assurance that our dividend policy or size of dividend distribution will continue in the future. Our failure to pay dividends on the Common Stock could have a material adverse effect on the value of the Common Stock.

Anti-Takeover Measures. The Restated Articles contain provisions that could discourage the acquisition of control of the Company without the support of the Board of Directors of the Company. The number of shares of Common Stock now or in the future held by the management of the Company and the Bank may have a similar effect. These factors may impede the takeover of the Company without the approval of the Board of Directors of the Company, may result in the Company being less attractive to potential acquirer's and may result in stockholders receiving less for their shares than otherwise might be available.

Risks Related to the Company's Business

Economic Risk. The Company's success depends significantly on the general economic conditions of the State of Michigan. Unlike larger regional or national banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Northeast Michigan. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans, and the stability of the Company's deposit funding sources.

As a consequence of the current U.S. recession, businesses across a wide range of industries face serious difficulties due to the lack of consumer spending and the lack of liquidity in the global credit markets. Unemployment has also increased significantly. A sustained weakness or further weakening in business and economic conditions in the markets in which we do business could adversely affect our businesses by, among other things, decreasing the demand for loans and other products and services that we offer, and increasing the number of borrowers who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.

Current market volatility. The capital and credit markets have been experiencing volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain borrowers without regard to their underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our businesses, financial condition and results of operations.

Lending Risk. There are inherent risks associated with the Company's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in economic conditions in the markets where the Company operates as well as those across the State of Michigan and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Company is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company.

As of March 31, 2009, approximately 32% of the Bank's loan portfolio was secured by one-to-four family residential real estate. These types of loans have historically been viewed as lower risk of default than commercial and industrial or consumer loans. Recent market declines in values of both residential and commercial properties have elevated the risks for loans secured by real estate. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge-offs, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company maintains an Allowance for Loan Losses (the "Allowance"), which is a reserve established through a provision for loan losses charged to expense, that represents Management's best estimate of probable loan losses that have been incurred within the existing portfolio of loans. The Allowance, in the judgment of Management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the Allowance reflects Management's continuing evaluation of loan loss experience, current loan portfolio quality, present economic, political, and regulatory conditions, and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the Allowance inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of the Company's control, may require an increase in the Allowance. In addition, bank regulatory agencies periodically review the Company's Allowance and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different from those of management.

Interest Rate Risk. The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between interest earned on interest earning assets such as loans and securities and interest paid on interest bearing liabilities such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic and market conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect the Company's ability to originate loans and obtain deposits and the fair values of the Company's financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate or decrease at a slower rate than the interest rates received on loans and investments, the Company's net interest income, and therefore earnings, could be adversely affected.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company's results of operations, any substantial, unexpected, or prolonged change in market interest rates or in the term structure of interest rates could have a material adverse effect on the Company's financial condition and results of operations.

Regulatory Risk. The Company is subject to extensive federal and state regulation and supervision primarily intended to protect depositors' funds, federal deposit insurance funds, and the banking system as a whole. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes. Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial products and services, among other things. Failure to comply with laws, regulations, or policies could result in sanctions by regulatory agencies, civil money penalties, and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition, and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Recent events in the U.S. and global financial markets, including the deterioration of the worldwide credit markets, have created significant challenges for financial institutions both in the United States and around the world. Dramatic declines in the housing market during the past year, marked by falling home prices and increasing levels of mortgage foreclosures, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks.

In light of the current economic conditions, the United States Government has instituted a number of programs designed to increase credit availability, provide liquidity during the crisis and stabilize the banking system, and there may be additional sweeping governmental reform legislation enacted to provide even greater supervision and regulation of the banking and financial service industry over the coming years. It is impossible to predict how these possible reforms may affect our ability to implement our business plans. These actions are intended to stabilize and improve the financial condition, risk profile, and capital adequacy of the industry and such financial institutions, but there can be no assurances that such actions will have the intended effects.

Increases in FDIC insurance premiums. The FDIC insures deposits held by FDIC-insured financial institutions, including the Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have increased bank failures and expectations for further failures. Consequently, the FDIC recently increased insurance premium rates and imposed special assessments designed to rebuild the Deposit Insurance Fund and help maintain public confidence in the banking system. The FDIC has also recently revised the risk-based formula used to determine the premiums due from financial institution under the insurance program. These increases and assessments have increased the Company's insurance expense, which in turn has negatively affected our net income. Any additional premium increases or special assessments could further increase the Company's insurance expense going forward.

Competition. The banking business is highly competitive. The Company competes with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and offer certain services that the Company does not currently provide. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to both the Company and the Bank.

Failure or Circumvention of Controls and Procedures. Management regularly reviews and updates the Company's internal controls and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations, and financial condition.

Attraction and Retention of Key Personnel. Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition and results of operations could be adversely affected.

Cautionary Statement Regarding "Forward-Looking" Information. This offering document may include statements regarding our business and prospects, such as projections of future performance, statements of management's plans and objectives, forecasts of market trends, and other matters that are forward-looking statements. Statements containing the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimates," "projects," "believes," "expects," "anticipates," "intends," "target," "goal," "plans," "objective," "should" (or any similar expressions) identify forward-looking statements.

Our future results, including results related to forward-looking statements, involve a number of risks and uncertainties. No assurance can be given that the results reflected in any forward-looking statements will be achieved. Our forward-looking statements are based upon assumptions that are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that may be subject to revision. Further, any forward-looking statement speaks only as of the date on which it is made, and new factors emerge from time to time, and it is not possible for us to predict which factors will

arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

HISTORY AND BUSINESS

General

The Company is a registered financial holding company incorporated in Michigan in 1988. In early 1989, the Company purchased all of the issued and outstanding shares of capital stock of the Bank. All of the Company's traditional banking activities are conducted through the Bank.

The Bank was incorporated as a Michigan banking corporation in 1927 under the name "Peoples State Bank." Over the years, it has operated under the names "Michigan Bank - Huron" and (since 1987) "Huron Community Bank" To the extent permitted by law, the Bank's deposits are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC").

The Bank is a community bank serving Tawas City, East Tawas, Lincoln, Harrisville, Au Gres and Oscoda, Michigan and surrounding areas. The services offered by the Bank include automated teller machines, drive-through banking facilities and Saturday banking hours at most of the Bank's locations. Since 1991, the Bank has been one of the leading mortgage lenders in Iosco County and Alcona County, Michigan. At the present time, the Bank continues to concentrate its efforts on core bank activities such as growing its deposit base and making consumer and commercial loans

Mortgage Banking

The Bank provides mortgage services consisting of the origination, servicing, and short-term funding and sale of residential first mortgage loans ("residential loans"). The Bank current operating strategy is to generate both fee and interest income while managing its liquidity needs and the interest rate risks of its balance sheet. The Bank's mortgage banking operations earn origination and loan servicing fees.

The residential loans originated by the Bank are typically sold without recourse in the event of default by the borrower. To minimize the risk of loss on the residential loans sold by it, the Bank attempts to obtain purchase commitments from investors prior to funding such residential loans made by it. Between the time the Bank funds its residential loans and delivers such residential loans into the secondary market (generally less than 60 days), the residential loans are held for sale. The Bank can thereby, in effect, earn long-term interest rates on short-term investments and improve net interest margin and liquidity. Consistent with a strategy of managing interest rate risk, the Bank typically sells all long-term fixed-rate residential loans and retains a portion of variable rate and short term fixed-rate residential loans,

The Bank's officers and agents are responsible for processing loan applications and preparing loan documentation. Loan applications are evaluated for compliance with the Bank's and its investors underwriting criteria, including loan to value ratios, borrower qualifications and required insurance.

The substantial majority of residential loans originated by the Bank are conventional mortgage loans (i.e. not guaranteed or insured by agencies of the federal government) which comply with the requirements for sale to, or conversion into mortgage-backed securities issued by, the Federal Home Loan Mortgage Corporation ("FHLMC").

When the Bank sells the residential loans it has originated, it may either retain or sell the rights to service those loans and to receive the related fees. The Bank currently receives servicing fees of 1/4% per annum on its mortgage loan servicing portfolio. While the aggregation of a servicing portfolio can create a substantial continuing source of income, there is an active market for mortgage loan servicing rights (which are generally valued in relation to the present value of the cash flow generated by the servicing rights). Subject to current market conditions, the Bank currently anticipates increasing the size of its mortgage loan servicing portfolio. In the past it has been the Bank's practice to retain servicing rights relating to residential loans sold.

Commercial and Retail Banking

The Bank is engaged in the business of commercial banking and exercises the powers of a full service commercial bank with the exception of trust services. The Bank operates in a distinct market area in Michigan and targets that segment of its market which is interested in personalized service for its customer deposit base. The deposits with the Bank are primarily retail deposits from within its market area. As of June 30, 2008, the latest date for which deposit market share data has been released by the FDIC, the Bank's market share of deposits in the Michigan Counties of Iosco, Arenac and Alcona was approximately 27.7%. At March 31, 2009, interest-bearing deposits comprised approximately 85.7% of total deposits and time deposits of $100,000 or more comprised 13.5% of interest-bearing deposits.

The Bank offers checking accounts, savings accounts and time deposits, residential real estate mortgages, loans to individuals, commercial enterprises and governmental agencies, installment credit to consumers and small businesses, and other banking services. The Bank's primary lending focus is loans to small and medium sized businesses.

Competition

The Company and the Bank compete primarily with commercial banks, savings and loan associations, and credit unions located in and around the Michigan Counties of Iosco, Arenac and Alcona. They also compete with other commercial banks, savings and loan associations, credit unions, mortgage banking companies, securities brokerage companies, insurance companies, and money market mutual funds operating in Michigan and elsewhere. Many of these competitors have substantially greater resources and lending limits than the Company and the Bank and offer certain services that the Company and the Bank do not currently provide.

Employees

Currently, the only employees of the Company are its officers. As of December 31, 2008, the Bank had 50 full-time and 21 part-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pensions, workers' compensation, social security, paid vacations, and numerous bank services,

Property

The Company's executive offices and its main banking office are located in East Tawas, Michigan, and the Bank also has full services branches in AuGres, Tawas City, Harrisville, Oscoda and Lincoln. The Bank owns all such offices, each of which, except for the Harrisville branch, has a drive-through facility. The complete address of each of the Bank's banking offices is provided in the table below.

East Tawas Office (main)	301 Newman Street, East Tawas, Michigan 48730
Tawas City Office	410 East Lake Street, Tawas City, Michigan 48763
Oscoda Office	5077 North US-23, Oscoda, Michigan 48750

Lincoln Office	327 Traverse Bay Road, Lincoln, Michigan 48742
AuGres Office	3150 East Huron, AuGres, Michigan 48703
Harrisville Office	423 East Main Street, Harrisville, Michigan 48740

MANAGEMENT

Directors and Officers

The following table contains pertinent information concerning the present directors and executive officers of the Company and the Bank.

Name and Residence Address	Principal Occupation for Last 5 Years	Age	Year That Service Began	Company/Bank Position	Shares Owned Directly or Beneficially as of 12/31/2007	Exercisable Options	% Ownership of Company
Matthew A. Pollard 1941 E. Twin Lake Rd. Lupton, MI	Pres/CEO, Huron Community Bank[(1)]; and Community President, First Community Bank, Cheboygan, MI	56	2007	President, CEO Director	656.70	0	.11%
Robert M. Beneson 4500 Hillcrest Avenue Oscoda, MI 49750	Retired Banker, Huron Community Bank	66	1988	Director/ Director	19731.02	21,000	7.16%
Wayne Bigelow 2118 East Huron Road Au Gres, MI 48703	Owner and President, Marine Transport, AuGres, MI	55	1997	Director, Treasurer/ Director	16,524.50	6,508	4.05%
David H. Cook 4385 M-72 Harrisville, MI 48740	Attorney, David H. Cook, PC	46	2003	Director/ Director	1675.75	3,111	.84%
Matthew W. Buresh 4507 Gowen Rd. East Tawas, MI 48730	Funeral Director, Buresh Funeral Home	38	2006	Director/ Director	75.5	1,258	.23%
Thomas B. Huck 1395 Laidlaw Tawas City, MI 48763	Attorney, Thomas B. Huck, PC	62	1984	Director, VP/Director	6163.50	2,650	1.55%
Monty L. Kruttlin 100 Williams Dr. Harrisville, MI 48740	President, Alcona Tool	71	2002	Director/ Secretary/ Director	4432.75	3,473	1.39%
Alan J. Stephenson 2051 East Huron East Tawas, MI 48730	CPA, Stephenson, Gracik & Co., PC	57	1988	Chairman/ Chairman	16482.5	12,159	5.03%

Name and Residence Address	Principal Occupation for Last 5 Years	Age	Year That Service Began	Company/Bank Position	Shares Owned Directly or Beneficially as of 12/31/2007	Exercisable Options	% Ownership of Company
John A. Emmendorfer 1056 Park Dr. East Tawas, MI	Senior VP, Senior Loan Officer, Huron Community Bank(2)	46	2008	Senior VP/ Senior Loan Officer	0	0	0
David McMahon 907 W. Lake Street Unit 9 Tawas City, MI	Senior VP, Operations Officer, Huron Community Bank(3)	50	2009	Senior VP/ Operations Officer	0	0	0

(1) Matthew A. Pollard has 37 years of banking experience holding various positions with several banks including President, Senior Vice President, Regional Market Executive and Community Bank President.

(2) John A. Emmendorfer, Jr. has 20 years of banking experience holding various positions with several banks including President, Senior Vice President, Vice President and Credit Analyst.

(3) David McMahon was employed by the bank until February, 2008 and returned in April, 2009.

All directors and officers of the Company and the Bank as a group owned 116,901.85 shares of Common Stock, representing approximately 18.12% of the outstanding shares of Common Stock as of December 31, 2008.

The Company has granted options to acquire a total of 63,735 shares of Common Stock to the directors and certain key employees pursuant to its 1996 Nonemployee Directorl Stock Option Plan, 1996 Employee Stock Option Plan, 2005 Nonemployee Director' Stock Option Plan and 2005 Employee Stock Option Plan. The options are exercisable at any time prior' to the respective expiration dates, ten years after grant date. The Company has also granted options to acquire a total of 12,199 shares to certain directors pursuant to its 1997 Nonemployee Director Discretionary Stock Option and 2005 Nonemployee Director Discretionary Stock Option Plan. The exercise price under all of the foregoing options is the fair market value of the shares on the respective grant dates.

Compensation of Executive Officers and Directors

The following table sets forth: (i) the aggregate compensation paid by the Company to its three highest paid executive officers for 2008; and (ii) the projected aggregate compensation to be paid by the Company to such individuals for 2009.

NAME AND TITLE OF SENIOR EXECUTIVE OFFICERS	CAPACITIES IN WHICH COMPENSATION WAS RECEIVED	AGGREGATE COMPENSATION FOR EACH OF THE NAMED OFFICERS AS A GROUP FOR 2008*	PROJECTED AGGREGATE COMPENSATION FOR EACH OF THE NAMED OFFICERS AS A GROUP FOR 2009**
Matthew A. Pollard, President & CEO Robert M. Beneson President & CEO (retired 6/27/2008) John A. Emmendorfer Senior VP, Senior Loan Officer David McMahon, Senior VP	Compensation for each individual identified consists of annual salary and a discretionary annual cash bonus. Compensation for Messrs. Pollard and Beneson also includes fees for service as members of the board of directors.	$ 419,702.00	$ 395,500.00

* Does not include compensation paid to David McMahon, who was not one of the three highest paid individuals during 2008.

** Does not include compensation paid to Robert M. Beneson, who retired on June 27, 2008 and will not be one of the three highest paid individuals during 2009.

Directors of the Company do not receive compensation for their services as directors. Directors of the Bank receive $1,000 for each meeting of the Board of Directors of the Bank attended. The Chairman receives an additional $50 for each meeting of the Board of Directors of the Bank attended. Members of the Bank's credit and audit committee receive $250 for each meeting of such committee attended. Members of the Bank's other committees receive $175 for each meeting of such committee attended.

Transactions with Management

Some of the directors, executive officers and principal shareholders of the Company and/or the Bank and the companies with which they are associated are customers of and have had banking transactions with the Bank or lending company in the ordinary course of business. All loans and commitments for loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as were prevailing at the time for comparable transactions with other persons. Such loans and commitments for loans do not involve more than a normal risk of collectability or present other unfavorable features. The Company and/or the Bank also expect to continue to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terns, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such transactions will not involve more than the normal risk of collectability or present other unfavorable features. The following table sets forth the respective aggregate loan balances for each of the directors, executive officers principal shareholders, along with their respective affiliates, as of April 30, 2009.

Individual	Loan Balance
Matthew A. Pollard	$514,768.54
Robert M. Beneson	$489,423.37
Wayne Bigelow	$556,168.22
David H. Cook	$306,480.41
Matthew W. Buresh	$387,833.98
Thomas B. Huck	$375,883.28
Monty L. Kruttlin	$958,913.07
Alan J. Stephenson	$676,642.48
David McMahon	$140,327.88

PRINCIPAL SHAREHOLDERS

As of the date hereof, no person owned of record or beneficially more than 10% of the outstanding shares of Common Stock. It is the intent of the Company that no persons, including affiliates of such person, will own greater than 10% of the outstanding shares of Common Stock subsequent to the Offering. However, it is possible that the 401(k) plan established for the benefit of the Bank's employees may in the aggregate hold greater than 10% of the Company's outstanding shares in the future, although no individual participant will have greater than 10% allocated to his/her individual account.

USE OF PROCEEDS

The Company has no specific plans for the investment of the proceeds of this Offering, and it may use the proceeds from the Offering:

- for general corporate purposes, including to further capitalize the Bank;
- to invest in securities;
- to pay dividends to stockholders;
- to repurchase shares of its common stock; and
- to finance the possible acquisition of financial institutions or other businesses related to banking.

The Bank may use any proceeds it receives from the Offering:

- to fund new loans and develop new loan products;
- to invest in securities;
- to finance the possible expansion of its business activities; and
- for other general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Restated Articles.

General

The Company's total authorized capital stock currently consists of (i) 20,000 shares of preferred stock, $100.00 par value per share (the "Preferred Stock") none of which is issued as outstanding, and (ii) 1,000,000 shares of common stock, $1.00 par value per share.

The Bank is the registrar and transfer agent for the Preferred Stock and the Common Stock.

Preferred Stock

Dividends. Holders of shares of Preferred Stock are entitled to cash dividends on the par value thereof at a rate per annum equal to the sum of the base or prime lending rate then charged by Cole-Taylor Bank of Chicago, Illinois, plus one percent. Dividends begin to accrue from the date of initial issuance of the Preferred Stock, are cumulative, and are payable semi-annually on January 31 and July 13 of each year when, as and if declared by the Company's Board of Directors.

Liquidation. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment has been made for the debts and other liabilities of the Company, the holders of shares of Preferred Stock are entitled to receive, out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to or set apart for the holders of Common Stock, a liquidating distribution in an amount equal to the sum of $100 per share plus all accrued and unpaid dividends to the date of payment. If in any case of any such liquidation, dissolution or winding up of the Company, the amounts payable with respect to shares of Preferred Stock are not paid in full, the holders of shares of Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of shares of Preferred Stock of the full preferential amounts to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. A consolidation of merger of the Company with or into one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company

Voting Rights. Except as may be expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

Redemption. The Preferred Stock may be redeemed at the option of the Company, in its entirety or in part, at any time or from time to time, at a price of $100 per share, plus accrued and unpaid dividends to the redemption date. Notice of redemption of the Preferred Stock shall be given by mailing the same to each record holder of the shares to be redeemed, not less than 10 days prior to the date fixed for redemption thereof, to the respective addresses of such holders as the same shall appeal on the Company's stock books. If notice of redemption has been given, from and after the redemption date for the shares of the Preferred Stock called for redemption (unless default shall be made by the Company in providing money for the payment of the redemption price of the shares so called for redemption), dividends on the shares of Preferred Stock so called for redemption shall cease to accrue, such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) will cease.

Pre-emptive Rights. Holders of shares of Preferred Stock do not have pre-emptive rights,

Common Stock

Subject to the rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors. In the event of liquidation, they are entitled, after payment in full of the liquidation preference of any outstanding Preferred Stock, to share ratably in all assets of Company available for distribution to holders of shares of Common Stock. With respect to the election of directors, and every other issue submitted to them as Company shareholders at a meeting of shareholders or otherwise, the shareholders are entitled to one vote per share of Common Stock. Holders of shares of Common Stock do not have pre-emptive rights.

Limited Transferability of Capital Stock

Under Article III of the Restated Articles of Incorporation of the Company, and except in limited circumstances, none of the outstanding shares of Preferred Stock or Common Stock of the Company (the "capital stock") may voluntarily or involuntarily be transferred or sold unless and until the holder thereof (the "Holder") shall have first offered for sale such shares to the Company and, in the event that the Company fails to accept such offer, to the Incorporators (on a pro rata basis). Such restriction, however, does not apply to a transfer, by whatever means, to a spouse or lineal descendent of the Holder, a corporation, partnership or trust controlled by the Holder or to a trust or to a court appointed fiduciary for the benefit of the Holder,

Any Holder who desires to sell or otherwise transfer any or all of his or her shares of capital stock of the Company (a "Selling Holder") must first offer the same for sale to the Company by giving to the Company written notice, delivered to the President or Secretary of the Company, indicating: (i) the number of shares of capital stock desired to be sold or otherwise transferred; (ii) the name and address of the proposed third-party purchaser(s) (the "Proposed Buyer"); (iii) the per share purchase price offered by the Proposed Buyer and any other material terms of the proposed sale or transfer; and (iv) the number(s) of the subject certificate(s) for the shares of capital stock proposed to be sold.

The Board of Directors of the Company must within 30 days after receipt of the offer of sale (or within 120 days after receipt if acceptance of such offer by the Company requires prior regulatory approval) notify the Selling Holder in writing whether it desires to purchase the shares of capital stock so offered for the sale on the terms and at the "Applicable Purchase Price" (as hereinafter defined). In the event that the Company notifies the Selling Holder of its acceptance of the offer of sale, then the Company's notification will specify a date not less than five nor more than 15 days after the date of such notice as the date on which the shares of capital stock will be purchased by the Company. If the Company fails to purchase and pay for all of the shares of capital stock so offered for sale, it shall be deemed to have rejected the offer.

Upon receipt of written notice of the Company's refusal to purchase the shares of capital stock offered to it for

sale, or if the Company does not purchase and pay for such shares of capital stock upon the applicable terms and within the applicable time limitations, the Selling Holder must then offer to sell such shares to the Incorporators on a pro rata basis upon the same terms as were offered to the Company. The offer of sale to the Incorporators must be in writing and must contain the same information as was set forth in the notice to the Company. Within 30 days after receipt of such written offer, the Incorporators may elect to purchase the shares of capital stock so offered at the Applicable Purchase Price and upon the terms offered thereby. Each purchasing Incorporator is entitled to purchase the shares of capital stock offered by the Selling Holder in the same proportion that the number of shares of Common Stock then held by the purchasing Incorporators bears to the total number of shares of Common Stock held by all of the purchasing Incorporators.

Upon the expiration of 30 days following the receipt by the Incorporators of the written offer of sale, and if, and to the extent that, the shares of capital stock so offered to the Incorporators have not been accepted for purchase by the Incorporators, then the Selling Holder may sell or otherwise transfer such shares of capital stock to, and only to, the Proposed Buyer, at the offered price and upon the offered terms. However, if the sale or transfer to the Proposed Buyer is not made within 30 days after the Incorporators' right to purchase such shares of capital stock expires, then the above described provisions of Article III of the Restated Articles of Incorporation of the Company shall again apply to those shares.

The "Applicable Purchase Price" is determined as follows: If a Holder desires to sell and transfer shares of capital stock of the Company pursuant to a written bona fide offer to purchase received by the Holder from an unrelated third party in an aims-length transaction, the purchase price at which the Company, and the Incorporators, as the case may be, shall be entitled to purchase the shares proposed to be transferred will be the same price at which the Holder desires to sell and transfer shares to such unrelated third party. If the proposed transfer is a transfer not pursuant to a bona fide third party offer, the purchase by the Company or the Incorporators, as the case may be, shall be at a price equal to the net book value of such shares on the last day of the month preceding the month in which such notice is received, as determined by the then independent auditors of the Company.

The purchase price to be paid by the Company or the Incorporators, when purchasing capital stock pursuant to the provisions of Article III of the Restated Articles of Incorporation of the Company, is payable in cash in full, unless otherwise agreed between the parties, on the date of the settlement for and delivery of the shares.

In all cases, neither the Company nor any of the Incorporators is required to accept any offer of sale made pursuant to Article III of the Company's Restated Articles of Incorporation. Failure of the Company or any of the Incorporators to purchase any shares of capital stock offered for sale and the sale or transfer thereof to any other person, firm or corporation, shall not, as to any future sale or other transfer of said shares, or of any shares of capital stock issued in lieu thereof, discharge any of such shares of capital stock from any of the obligations and restrictions contained in the Restated Articles of Incorporation of the Company, as such obligations and restrictions are intended to apply to any and all sales or other transfers of shares of capital stock of the Company whenever, however or by whomever acquired.

DESCRIPTION OF SHAREHOLDER RIGHTS

The following discussion is not meant to be relied upon as an exhaustive list or detailed description of the rights of holders of the Company's equity securities, and is not intended to constitute a detailed description of the Company's Restated Articles of Incorporation and Bylaws (collectively, the "Charter Documents") and the Michigan Business Corporation Act, as amended (the "MBCA "). The following discussion is qualified in its entirety by reference to the Charter Documents and the MBCA.

General

The provisions of the Charter Documents and the MBCA govern the rights of holders of the Company's equity securities.

Board of Directors; Removal of Directors

The size of the whole Board of Directors of the Company is nine. The Board of Directors of the Company is divided into three classes of three directors each, with the term of office of one of such classes expiring in each year. At each annual meeting of shareholders, the successors to the directors of the class whose term is expiring at that time are elected to hold office for a term of three years. The provision in the Restated Articles of Incorporation of the Company setting forth the number and classification of the Board of Directors of the Company may not be amended, supplemented, modified or repealed unless (i) a majority of the Board of Directors of the Company recommends such a change and it is approved by not less than 66 2/3% of the outstanding voting shares, or (ii) such change is approved by not less than 80% of the outstanding voting shares.

With respect to an election of directors, a holder of Common Stock is entitled to one vote for each share held.

Under the MBCA, directors may be removed with or without cause unless the corporation's articles of incorporation provides otherwise. Since the Company's Restated Articles of Incorporation contain no contrary provision, the Company's directors are subject to removal by shareholders with or without cause.

Shareholder Voting Requirements

Generally, pursuant to the MBCA, all matters submitted to a vote of the Company's shareholders, are determined by a vote of the holders of shares entitling them to exercise a majority of the voting power of the Company. There are certain key exceptions to this general rule. First, directors are elected by the affirmative vote of a plurality of the vote cast at an election. Second, "supermajority" votes are required under the Restated Articles to amend certain sections of the Restated Articles, or to approve a sale, merger, consolidation or similar transaction (See "Board of Directors; Removal of Directors" above and "Anti-takeover Laws and Charter Provisions" below). Third, the MBCA imposes special voting requirements in connection with certain change of control transactions (See "Anti-Takeover Laws and Charter Provisions" below).

Anti-Takeover Laws and Charter Provisions

The Company is subject to the Michigan "Fair Price" statute (Chapter 7A of the MBCA), which applies to certain "business combinations" such as mergers, substantial sales of assets or securities issuances and liquidation, recapitalization or reorganization plans. Generally, this statute requires, for a business combination with an "interested shareholder" (generally, the holder of 10% or more of a class of a corporation's voting stock), an advisory statement from the corporation's board of directors, the approval of holders of 90% of each class of the corporation's outstanding voting stock and the approval of two-thirds of the holders of each such class other than the interested shareholder. The supermajority voting requirements do not apply where the interested shareholder's offer meets certain price, form of consideration and procedural requirements designed to make such offers fair to all shareholders or where the board of directors has approved the transaction with respect to a particular interested shareholder prior to the interested shareholder becoming an interested shareholder.

The Company's Restated Articles of Incorporation also contain certain provisions permitted under Michigan law that may have anti-takeover effect. For example, the Company's Restated Articles of Incorporation provide rights of refusal to the Company and the Incorporators in connection with proposed transfers of shares of capital stock of the Company. The Restated Articles of Incorporation of the Company also specifically provide for nine directors, divided into three classes of three directors each. The election of classes of directors for staggered three-year

terms makes it difficult to force an immediate change in the Board of Directors of the Company, since only one-third of the Board of Directors of the Company would be elected in any one year. In addition: (i) approval of the Board of Directors of the Company and 66-2/3% of all of the outstanding voting shares in the aggregate or (ii) approval by holders of 80% of the outstanding voting shares, in the aggregate, are required to authorize a sale, merger, consolidation or similar transaction concerning the Company. These provisions and limitations will make it more difficult for third parties to acquire control of the Company without the support of the Board of Directors of the Company and a significant percentage of its shareholders. However, these provisions also could deter offers that might be viewed by certain shareholders to be in their best interest.

Special Meetings of Shareholders

The Company's By-laws provide that a special meeting of shareholders may be called by the Board of Directors of the Company or by shareholders of record holding in the aggregate 10% or more of the outstanding voting stock for any purpose

Director Liability and Indemnification

The MBCA provides that a Michigan corporation, such as the Company, may indemnify a director, officer, employee or agent of the corporation (an "Indemnitee") against the Indemnitee's expenses and judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) involving the Indemnitee by reason of the fact that the Indemnitee is or was a director, officer, employee or agent of the corporation, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The MBCA also provides that in derivative actions, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses actually and reasonably incurred by the Indemnitee to the extent that the Indemnitee is successful on the merits or otherwise in any such action, suit or proceeding or in the defense of any claim, issue or matter therein. Under the MBCA, no indemnification shall be made with respect to any claim, issue or matter as to which an Indemnitee shall have been adjudged to be liable to the corporation unless and only to the extent that the court shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The MBCA also generally permits the advancement of reasonable expenses and empowers the corporation to purchase and maintain directors' and officers' insurance.

Article II, Section 8 of the By-laws of the Company contain provisions authorizing indemnification of directors, officers, employees and agents of the Company that are substantially similar to those set forth in the MBCA.

Payment of Dividends

Under the MBCA, a corporation may not make distributions to its shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential lights are superior to those receiving the distribution

In addition to the dividend restrictions imposed under the MBCA, the Company and the Bank are subject to certain regulatory restrictions. See "Certain Regulatory Considerations -Payment of Dividends".

Charter Amendments

Under the MBCA, a corporation's articles of incorporation may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock entitled to vote thereon as a class, subject to such supermajority vote requirements as may be provided for in the corporation's articles of incorporation. Except for certain provisions thereof which are subject to supermajority vote requirements as described above, the Company's Restated Articles of Incorporation may be amended by the affirmative vote of a majority of the outstanding shares of Common Stock.

Under the MBCA, the shareholders or the board of directors of the corporation may adopt, amend or repeal the by-laws unless the articles of incorporation or by-laws of the corporation provide that the power to adopt new by-laws is reserved exclusively to the shareholders or that the by-laws or any particular by-law shall not be altered or repealed by the board of directors. The Company's By-laws provide that they may be amended by a two-thirds' vote of the Board of Directors of the Company or by a majority Company's shareholders.

Other Matters

The Company's Restated Articles of Incorporation contain a provision authorizing shareholder action by less than unanimous written consent, as permitted by the MBCA

The MBCA provides dissenters' rights of appraisal. The MBCA expressly authorizes shareholders of a Michigan corporation to exercise dissenters' rights with respect to certain amendments to the articles of incorporation of such Michigan corporation which adversely affect the lights of the class of shares held by them. The MBCA expressly permits shareholders to exercise dissenters' rights of appraisal in connection with the sale or exchange of all or substantially all of the property of a Michigan corporation if the shareholder is entitled to vote thereon.

The MBCA provides voting rights with respect to mergers, sales of substantially all of the assets of a corporation and other extraordinary corporate transactions.

SUPERVISION AND REGULATION

The following is a summary of certain statutes and regulations affecting us. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on us and our Bank.

General

Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Michigan Office of Financial and Insurance Regulation (the "OFIR"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies and any changes thereto can be significant and cannot be predicted.

Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors, and the public, rather than our shareholders.

Federal law and regulations establish supervisory standards applicable to the lending activities of our Bank, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

Recent Regulatory Developments

Emergency Economic Stabilization Act of 2008. On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA"). EESA enables the federal government, under terms and conditions developed by the Secretary of the United States Department of the Treasury ("UST"), to insure troubled assets, including mortgage-backed securities, and collect premiums from participating financial institutions. EESA includes, among other provisions: (a) the $700 billion Troubled Assets Relief Program ("TARP"), under which the Secretary of the UST is authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that are based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008; and (b) an increase in the amount of deposit insurance provided by the FDIC. Both of these specific provisions are discussed in the below sections.

Troubled Assets Relief Program (TARP). Under TARP, the UST authorized a voluntary capital purchase program ("CPP") to purchase senior preferred shares of qualifying financial institutions that elect to participate. Participating companies must adopt certain standards for executive compensation, including (a) prohibiting "golden parachute" payments as defined in EESA to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution. The terms of the CPP also limit certain uses of capital by the issuer, including repurchases of company stock and increases in dividends.

Federal Deposit Insurance Coverage. EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. Separate from EESA, in October 2008, the FDIC also announced the Temporary Liquidity Guarantee Program. Under one component of this program, the FDIC temporarily provides unlimited coverage for noninterest bearing transaction deposit accounts through December 31, 2009. The limits are scheduled to return to $100,000 on January 1, 2010.

Financial Stability Plan. On February 10, 2009, the UST announced the Financial Stability Plan ("FSP"), which is a comprehensive set of measures intended to shore up the U.S. financial system and earmarks the balance of the unused funds originally authorized under EESA. The major elements of the FSP include: (i) a capital assistance program that will invest in convertible preferred stock of certain qualifying institutions, (ii) a consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances, (iii) a new_public-private investment fund that will leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions, and (iv) assistance for homeowners by providing up to $75 billion to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs.

Financial institutions receiving assistance under the FSP going forward will be subject to higher transparency and accountability standards, including restrictions on dividends, acquisitions and executive compensation and additional disclosure requirements. We cannot predict at this time the effect that the FSP may have on us or our business, financial condition or results of operations.

American Recovery and Reinvestment Act of 2009. On February 17, 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 ("ARRA"). In enacting ARRA, Congress intended to provide a stimulus to the U.S. economy in light of the significant economic downturn. AARA includes federal tax cuts, expansion of unemployment benefits and other social welfare provisions, and numerous domestic spending efforts in education, healthcare and infrastructure. ARRA also includes numerous non-economic recovery related items, including a limitation on executive compensation in federally-aided financial

institutions, including banks that have received or will receive assistance under TARP.

Under ARRA, a financial institution will be subject to the following restrictions and standards throughout the period in which any obligation arising from financial assistance provided under TARP remains outstanding:

- Limits on compensation incentives for risk-taking by senior executive officers;
- Requirement of recovery of any compensation paid based on inaccurate financial information;
- Prohibition on "golden parachute payments" as defined in AARA;
- Prohibition on compensation plans that would encourage manipulation of reported earnings to enhance the compensation of employees;
- Establishment of board compensation committees by publicly-registered TARP recipients comprised entirely of independent directors, for the purpose of reviewing employee compensation plans;
- Prohibition on bonuses, retention awards, and incentive compensation, except for payments of long-term restricted stock; and
- Limitation on luxury expenditures.

In addition, TARP recipients will be required to permit a separate shareholder vote to approve the compensation of executives. The chief executive officer and chief financial officer of each TARP recipient will be required to provide a written certification of compliance with these standards to the SEC.

The foregoing is a summary of requirements to be included in standards to be established by the Secretary of the UST.

Homeowner Affordability and Stability Plan. On February 18, 2009, President Obama announced the Homeowner Affordability and Stability Plan ("HASP"). HASP is intended to support a recovery in the housing market and ensure that workers can continue to pay off their mortgages through the following elements:

- Access to low-cost refinancing for responsible homeowners suffering from falling home prices;
- A $75 billion homeowner stability initiative to prevent foreclosure and help responsible families stay in their homes; and
- Support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac.

Many details related to these new regulatory developments have yet to be established. We continue to monitor these developments and assess their potential impact on our business.

Huron Community Financial Services, Inc.

General. We are a registered bank holding company that has made an election with the Federal Reserve to operate as a financial holding company. Consequently, the Company is subject to regulation by the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, we are subject to periodic examination by the Federal Reserve, and are required to file periodic reports of operations and such additional information as the Federal Reserve may require.

Source of Strength and Capital Maintenance. In accordance with Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support the subsidiary banks in circumstances where the bank holding company might not do so

in the absence of such policy.

In addition, if the OFIR deems a bank's capital to be impaired, the OFIR may require a bank to restore its capital by special assessment upon a bank holding company, as the bank's sole shareholder. If the bank holding company failed to pay such assessment, the directors of that bank would be required, under Michigan law, to sell the shares of bank stock owned by the bank holding company to the highest bidder at either public or private auction and use the proceeds of the sale to restore the bank's capital.

Investments and Activities. In general, any direct or indirect acquisition by a bank holding company of any voting shares of any bank which would result in the bank holding company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the bank holding company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors including the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

In addition and subject to certain exceptions, the Change in the Bank Control Act ("Control Act") and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days' written notice before acquiring control of a bank holding company. In general, transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 10% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve issues a notice within 60 days, or within certain extensions of such period, disapproving the acquisition.

The merger or consolidation of an existing bank subsidiary of a bank holding company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the deposit and other liabilities by such a subsidiary requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain cases an application to, and the prior approval of, the Federal Reserve under the BHCA and/or OFIR under Michigan banking laws, may be required.

With certain limited exceptions, the BHCA prohibits any bank holding company from engaging, either directly or indirectly through a subsidiary, in any activity other than managing or controlling banks unless the proposed non-banking activity is one that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. Under current Federal Reserve regulations, such permissible non-banking activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. Eligible bank holding companies that have elected to operate as financial holding companies (such as the Company) may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance activities and any other activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Bank Holding Company Act generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank or financial holding companies.

Dividends. Most of our revenues are received in the form of dividends paid by our Bank. Thus, our ability to pay dividends to our shareholders is indirectly limited by statutory restrictions on the ability of our Bank to pay dividends, as discussed below. Further, in a recent policy statement, the Federal Reserve has expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash

dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution, a corporation can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.

The Bank

General. Our Bank is a Michigan banking corporation, is a member of the Federal Reserve System and its deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC. As a member of the Federal Reserve System, and a Michigan chartered bank, our Bank is subject to the examination, supervision, reporting and enforcement requirements of the Federal Reserve Board as its primary regulator, and OFIR, as the chartering authority for Michigan banks. These agencies and the federal and state laws applicable to our Bank and its operations, extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

Deposit Insurance. As an FDIC-insured institution, our Bank is required to pay deposit insurance premium assessments to the FDIC. Under the FDIC's risk-based assessment system for deposit insurance premiums, all insured depository institutions are placed into one of four categories and assessed insurance premiums based primarily on their level of capital and supervisory evaluations.

The FDIC is required to establish assessment rates for insured depository institutions at levels that will maintain the Deposit Insurance Fund (DIF) at a Designated Reserve Ratio (DRR) selected by the FDIC within a range of 1.15% to 1.50%. The FDIC is allowed to manage the pace at which the reserve ratio varies within this range. Under the FDIC's risk-based rate schedule, well managed and well capitalized banks pay a lower assessment (calculated as an annual rate against the bank's deposit base) for deposit insurance premiums than do banks deemed to pose more significant supervisory concerns. Premiums are assessed and collected quarterly by the FDIC. FDIC insurance assessments could increase in the future due to continued depletion of the DIF.

In addition, in 2008, the Bank elected to participate in the FDIC's Transaction Account Guarantee Program (TAGP). Under the TAGP, funds in non-interest bearing transaction accounts, in interest-bearing transaction accounts with an interest rate of 0.50% or less, and in Interest on Lawyers Trust Accounts (IOLTA) will have a temporary (until December 31, 2009) unlimited guarantee from the FDIC. The coverage under the TAGP is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules which insure accounts up to $250,000. Participation in the TAGP requires the payment of additional insurance premiums to the FDIC.

FICO Assessments. Our Bank, as a member of the DIF, is subject to assessments to cover the payments on outstanding obligations of the Financing Corporation ("FICO"). FICO was created to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the predecessor to the FDIC's Savings Association Insurance Fund which was created to insure the deposits of thrift institutions and was merged with the Bank Insurance Fund into the newly formed DIF in 2006. From now until the maturity of the outstanding FICO obligations in 2019, DIF members will share the cost of the interest on the FICO bonds on a pro rata

basis.

OFIR Assessments. Michigan banks are required to pay supervisory fees to the OFIR to fund their operations. The amount of supervisory fees paid by a bank is based upon the bank's total assets.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state-chartered, FDIC-insured member banks, such as our Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders' equity. These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, Federal Reserve regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Federal regulations define these capital categories as follows:

	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Leverage Ratio
Well capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized	—	—	A ratio of tangible equity to total assets of 2% or less

At December 31, 2008, our Bank's ratios exceeded minimum requirements for the well-capitalized category.

Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

In general, a depository institution may be reclassified to a lower category than is indicated by its capital levels if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

Dividends. Under Michigan law, banks are restricted as to the maximum amount of dividends they may pay on their common stock. Our Bank may not pay dividends except out of its net income after deducting its losses and bad debts. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend.

As a member of the Federal Reserve System, our Bank is required to obtain the prior approval of the Federal Reserve Board for the declaration or payment of a dividend if the total of all dividends declared in any year will exceed the total of (a) the Bank's retained net income (as defined by federal regulation) for that year, *plus* (b) the Bank's retained net income for the preceding two years. Federal law generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, the Federal Reserve may prohibit the payment of dividends by a bank, if such payment is determined, by reason of the financial condition of the bank, to be an unsafe and unsound banking practice or if the bank is in default of payment of any assessment due to the FDIC.

Insider Transactions. Our Bank is subject to certain restrictions imposed by the Federal Reserve Act on "covered transactions" with us, which include investments in our stock or other securities issued by us or our subsidiaries, the acceptance of our stock or other securities issued by us or our subsidiaries as collateral for loans and extensions of credit to us or our subsidiaries. Certain limitations and reporting requirements are also placed on extensions of credit by our Bank to its directors and officers, to our directors and officers, to our principal shareholders, and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person becoming one of our directors or officers or a principal shareholder may obtain credit from banks with which our Bank maintains a correspondent relationship.

Safety and Soundness Standards. Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the FDIC adopted guidelines to establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

Investment and Other Activities. Under federal law and regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the bank's primary federal regulator determines the activity would not pose a significant risk to the DIF. Impermissible investments and activities must be otherwise divested or discontinued within certain time frames set by the bank's primary federal regulator in accordance with federal law. These restrictions are not currently expected to have a material impact on the operations of our Bank.

Consumer Banking. Our Bank's business includes making a variety of types of loans to individuals. In making these loans, our Bank is subject to state usury and regulatory laws and to various federal statutes, including the privacy of consumer financial information provisions of the Gramm Leach-Bliley Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, and the regulations promulgated under these statutes, which (among other things) prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of our Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, our Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon our Bank and its directors and officers.

Branching Authority. Michigan banks, such as our Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals.

Banks may establish interstate branch networks through acquisitions of other banks. The establishment of *de novo* interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.

Michigan permits both U.S. and non-U.S. banks to establish branch offices in Michigan. The Michigan Banking Code permits, in appropriate circumstances and with the approval of the OFIR (1) acquisition of Michigan banks by FDIC-insured banks or savings banks located in other states, (2) sale by a Michigan_bank of branches to an FDIC- insured bank or savings bank located in a state in which a Michigan bank could purchase branches of the purchasing entity, (3) consolidation of Michigan banks and FDIC-insured banks or savings banks located in other states having laws permitting such consolidation, (4) establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (5) establishment by foreign banks of branches located in Michigan.

THE OFFERING

General

Up to 25,000 shares of Common Stock are being offered to shareholders residing in the States of Michigan, Florida and Oregon pursuant to the Huron Community Financial Services, Inc. Automated Dividend Reinvestment Plan (the "Plan"). The Shares have not been registered with the Securities and Exchange Commission ("SEC") pursuant to an exemption for limited offerings under Section 3(b) of the Securities Exchange Act of 1934 and SEC Regulation A thereunder, which provides an exemption for public offerings that do not exceed $5 million in any 12-month period. This exemption requires the Company to file an offering statement with the SEC, consisting of a notification, a copy of the offering document, and certain exhibit items.

Even though the Shares have not been registered with the SEC, securities sold pursuant to Regulation A can be offered publicly and are not deemed to be "restricted" under the Federal securities laws, which means they are freely transferable in the secondary market after the offering. However, the Company's Articles of Incorporation do impose certain transfer restrictions that are independent of the securities laws. These restrictions are discussed in the section of this offering circular captioned "Description of Capital Stock."

SEC Regulation A requires an offering circular to be revised during the course of an offering when the information it contains has become outdated, material developments have occurred, or there has been a fundamental change in the information initially presented. With respect to offering circulars used in connection with continuous offerings, including offerings in connection with dividend reinvestment plans, such offering circulars shall be annually updated to include updated financial statements. Every revised or updated offering circular shall be filed with the SEC as an amendment to the offering statement and requalified in accordance with SEC Regulation A.

The Shares have been registered under the Michigan Uniform Securities Act pursuant to a registration statement filed with the Michigan Department of Labor and Economic Growth.

The Offering is being made on a "best efforts, no minimum" basis, which means that no one is guaranteeing that any number of the Shares will be sold. The Company has reserved 25,000 Shares for issuance pursuant to the Plan for the next year. All costs and expenses incurred as a result of the Offering will be borne by the Company. The Company estimates the legal fees and accounting charges incurred by it in connection with the Offering to be approximately $25,000.

Description of the Plan

The Plan is described in the following questions and answers. The Plan was approved by the Board of Directors of the Company on May 15, 1997, and became effective as of June 1, 1997. All shares of Common Stock issued and to be issued by the Company pursuant to the Plan have been or will be, when issued, fully paid and nonassessable. The Plan does not guarantee the payment of any future dividends, which will continue to be declared and paid out of funds legally available therefore in the sole discretion of the Company's Board of Directors.

1. *What is the Plan?*

The Plan provides that the Company's eligible shareholders may reinvest their cash dividends automatically in shares of Common Stock.

2. *What is the purpose of the Plan and what are its advantages?*

The Plan offers a convenient and economical way for holders of record of the Company's Common Stock to increase their ownership of shares of Common Stock without incurring brokerage commissions or service charges and without having to pay full dealer mark-ups, if any. The Plan permits fractions of shares to be purchased.

To the extent that shares purchased under the Plan are purchased from the Company from its authorized and unissued shares of Common Stock, the Company will use the proceeds of the sale for working capital or other general corporate purposes.

3. *Who administers the Plan and what reports will participants receive concerning the Plan?*

Huron Community Bank (acting as the "Agent") will administer the Plan. The Agent will send each participant a statement as soon as practicable following each purchase of shares of Common Stock. The Agent will also provide Plan participants with copies of any amendments to the Plan and any offering materials relating to the Plan together with information for reporting dividend income for federal income tax purposes. Shares purchased will be issued and maintained as "book entry"' non-certificated securities of the Company. This means that paper stock certificates for shares purchased will not be issued or sent to participants (except upon specific request of the participant), to protect participants from loss, theft or destruction of stock certificates.

All inquiries, notices, requests and other communications by participants concerning the Plan should be sent to the Agent at:

Huron Community Bank
301 Newman Street
East Tawas, Michigan 48730

Participants may also contact the Agent by telephone at (989)362-6700.

The Company reserves the right to change the Agent for the Plan at any time and without prior notice to Plan participants. In the event the Agent resigns, the Company will make such other arrangements as it deems appropriate for administration of the Plan.

4. *Who is eligible to participate in the Plan?*

Any shareholder of record of the Company to whom the Company may legally offer and sell shares, in light of such steps as the Company may take from time to time to make such offers and sales) is eligible to participate in the Plan. However, any shareholder owning more than 9.9% of the outstanding shares of Common Stock will not be eligible to participate in the Plan. If any shareholder owns stock which is registered

in a different name and wishes to participate in the Plan, he or she must first withdraw his or her shares from "street name" or other registration and register the stock in his or her own name.

In addition, the Company is currently limiting this Offering to shareholders residing in those States which had participants under the Plan as of December 31, 2008, which include the States of Michigan, Florida and Oregon. While the Shares have been registered under the securities laws of the State of Michigan, no registration has been made with the States of Florida or Oregon in reliance upon exemptions from registration for sales to existing shareholders and/or isolated transactions. The Company will consider expanding the scope of this offering depending on the level of interest that shareholders residing outside of these States may have in participating in the Plan. In no event will any shareholder residing in a State besides Michigan, Florida and Oregon be able to participate in the Plan until such time as the Shares have been duly registered for sale in the respective State, or an exemption from such registration has been determined by the Company, with the assistance of counsel, to be available.

5. *How does an eligible stockholder participate?*

Any eligible shareholder may participate in the Plan at any time by completing an authorization card and returning it to the Company. The authorization card will contain instructions to the Agent to as to what portions of the cash dividends on shares of Common Stock owned of record by the participant should be used to purchase shares of Common Stock. If an authorization card is received later than the record date for a cash dividend, the dividend will be paid to the participant in cash and participation in the Plan will begin as of the next dividend payment date. The new authorization card, decreasing or increasing the amount of stock subject to the Plan, may be submitted at any time.

Shareholders may choose to either:

- Use all cash dividends paid on all shares owned by the participant at the dividend record date to purchase as many whole and fractional shares as possible.
- Use only a specified percentage of cash dividends paid on all shares owned by the participant at the dividend record date to purchase as many whole and fractional shares as possible. The remaining dividend and any other unused funds will be paid to the participant by check.

A copy of the authorization card, including instructions, is provided with this offering circular.

6. *May participants add their own funds to dividends to purchase more shares under the Plan?*

No. Only cash dividends may be used to purchase shares under the Plan.

7. *When will funds be invested under the Plan?*

Cash dividends will be used to purchase shares of Common Stock on the dividend payment date.

8. *What is the source of shares purchased under the Plan?*

Shares purchased under the Plan will ordinarily come from the authorized and unissued shares of the Common Stock of the Company or from shares held in treasury.

9. *How is the purchase price generally established from time to time under the Plan?*

The price of Common Stock purchased from time to time from the Company with participants' cash dividends will be determined by the Board of Directors in its absolute discretion, and the offering price set by the Board of Directors may have no direct relationship to earnings or fair market value, or any established

"market price" for, or actual trades involving, the Company's Common Stock. Solely as one factor in helping to periodically set the purchase price, the Board may, in its absolute discretion, utilize any valuation report of the Company's Common Stock otherwise prepared and delivered for the benefit of the Company by an independent financial advisor experienced in the financial analysis and valuation of financial institutions. Any use of valuation report in this manner is within the discretion of the Board of Directors, which is free to use, or discontinue the use of, such valuation reports in this manner as it sees fit.

10. *How has the current purchase price of the shares been set?*

The Company's Board of Directors has established the current offering price to be $46.00 per share, which price shall remain in effect until further notice. The offering price is based in part on a valuation report of the Common Stock as of December 31, 2008, which report was prepared by Austin Associates, LLC, an independent financial advisor experienced in the financial analysis and valuation of financial institutions. While it has been the Company's practice to engage an independent advisor to conduct an annual valuation of its Common Stock, the Company can make no assurances that it will continue to do so.

Based on the analysis of the information furnished, and subject to the accuracy as well as the reasonableness of estimates required, Austin Associates, LLC concluded that the fair market value per share of the Common Stock, determined on a minority basis, was $46.00 as of December 31, 2008. The valuation report provided by the independent financial advisor details the information reviewed and processes followed in arriving at then conclusions. As noted in the valuation report, in estimating the value of the Company's issued and outstanding shares of Common Stock as of December 31, 2008, the independent financial advisor took into consideration:

- the history of the Company and the nature of its business;
- the economic outlook in general and the future of the Company's business, in particular;
- the financial condition of the Company;
- the earnings capacity of the Company;
- the Company's dividend paying capacity;
- the nature and value of the tangible and intangible assets of the Company;
- the marketability or lack thereof of the Company's stock;
- determination of any control premiums or minority share discounts; and
- the market price of stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market.

The fair market value estimate of the independent financial advisor assumed no specific buyer but rather a hypothetical transaction negotiated by two parties based on the economic considerations outlined in the valuation. The price a particular buyer may pay depends on many variables, including synergies with other operations owned or controlled by the buyer, and, accordingly, the valuation cannot be relied upon to predict a sales price to a particular buyer.

Austin Associates, LLC provided the Company's Board of Directors with a letter dated July 15, 2009 indicating that the fair market value of $46.00 per share is applicable to the proposed transactions described in this Offering Circular. A copy of this letter has been filed as an exhibit to the Company's offering statement filed with the SEC.

11. *How many shares of common stock will be purchased for a participant?*

The number of shares to be purchased depends on the amount of the participant's dividends and the price paid for the Common Stock. Dividends designated by to participant will be used to purchase as many whole and fractional shares as possible. See 5. "*How does an eligible stockholder participate?*"

12. *Are any fees or expenses incurred by participants in the Plan?*

Participants will not be responsible for payment of any brokerage commissions or fees or service charges in connection with the purchase of shares under the Plan whether their shares are newly issued or purchased on the open market.

13. *Will certificates he issued to participants for shares purchased?*

Normally, certificates for shares purchased under the Plan will not be issued to participants. Instead, shares purchased for each participant will be credited to his or her Plan account and held by the Company in "book entry" form. However, either the Company or a participant (by written notice to the Agent) may elect to have certificates for any number of full shares credited to the participant's account furnished to the participant without affecting his or her participation in the Plan. No certificates will be issued for fractional shares.

14. *How does a participant withdraw from the Plan?*

A participant may withdraw from the Plan at any time by notifying the Agent in writing. If a participant's request to withdraw is received by the Agent before a dividend record date, the amount of the dividend which would have otherwise been applied for purchase of Common Stock on the related dividend payment date and all subsequent dividends will be paid to the withdrawing participant in cash unless he or she re-enrolls in the Plan. If the request is received on or after the record date, but before the dividend payment date, shares will be purchased and credited to the participant's Plan account.

An eligible shareholder may again become a participant at any time following his or her withdrawal by following the procedures then in effect for enrollment in the Plan.

15. *What happens if the Company issues a stock dividend, declares a stock split, or has a rights offering?*

Certificates for stock dividends and split shares distributed on shares of Common Stock registered in the name of the Participant will be mailed directly to the participant. In the event of a subscription rights offering or a dividend in the form of stock other than Common Stock, such rights or such stock will be mailed directly to a participant in the Plan in the same manner as to holders of Common Stock not participating in the Plan.

16. *Who votes the shares held in the Plan?*

Each participant in the Plan will for all purposes be the record owner of all shares standing in his or her own name, and will have full voting rights as to all those shares.

17. *What is the tax status of reinvested cash dividends and shares of common stock acquired through the Plan?*

Participants are advised to consult their own tax advisors with respect to the tax consequences of their participation in the Plan. The reinvestment of cash dividends does not relieve the participant of any income tax payable on such dividends. In general, the Company believes that stockholders who participate in the Plan will have the same Federal and state income tax consequences, with respect to dividends payable to them, as any other holder of Common Stock. A participant will be treated for Federal income tax purposes as having received, on each dividend payment date, a dividend equal to the full amount of the cash dividend payable with respect to the participant's shares, even though that amount is not actually received by the participant in cash but, instead, is applied to the purchase of additional shares of Common Stock for the participant under the Plan. Each year a participant will receive all required Internal Revenue Federal income tax statements which reflect the dividends paid on shares of Common Stock registered in the participant's name.

Generally, any service fees paid by the Company on a participant's behalf are not subject to income taxes. Also, when the Agent makes open market purchases of Common Stock, the pro-rata share of any

brokerage fees attributable to such purchases will be included in the per-share price. The participant's tax basis for each share is the per-share price.

A participant will not realize any taxable income upon receipt of certificates for whole shares of Common Stock acquired through the Plan. Gain or loss may also be recognized by a participant when shares of Common Stock are sold by the participant after withdrawal from the Plan. The amount of such gain or loss will be the difference between the amount a participant receives for such shares and the purchase cost thereof The Agent's statements should be retained by the participant to help determine the tax basis of shares of Common Stock acquired through the Plan.

18. *What is the responsibility of the Company and Agent under the Plan?*

Neither the Company nor the Agent shall be liable in administering the Plan for any act done in good faith, or for any good faith omission to act. including, without limitation, any claims of liability: (1) arising out of failure to terminate the participant's participation in the Plan upon such participant's death prior to receipt of notice in writing of such death; (2) with respect to the prices at which shares of Common Stock are purchased under the Plan and the time when such purchases are made (provided, however, that nothing herein shall be deemed to constitute a waiver of any rights that a participant might have under the Securities Exchange Act of 1934 or other applicable State securities laws); and (3) for any fluctuations in the market price after purchase or sale of shares of Common Stock.

19. *Who interprets and regulates the Plan?*

The Board of Directors of the Company reserves the right to interpret and regulate the Plan.

20. *May the Plan be amended or discontinued?*

The Board of Directors of the Company may suspend, amend, or terminate the Plan at any time. Participants will be notified of any such suspension, amendment or termination.

FINANCIAL AND OTHER INFORMATION

Attached hereto as Exhibit 1 are the audited consolidated financial statements of the Company for and as of the fiscal periods ended December 31, 2008, and unaudited consolidated financial statements for and as of the fiscal period ended June 30, 2009. Certain additional items have also been filed with the SEC as exhibits to the Company's offering statement, and such items are not required to be delivered with this Offering Circular. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of each item identified below will also be provided free of charge upon written request to the attention of Matthew A. Pollard, President and CEO of Huron Community Bank, 301 Newman Street, East Tawas, Michigan 48730. Items filed with the SEC as exhibits to the offering statement include but may not be limited to:

- The Company's Restated Articles of Incorporation (including a listing of each Incorporator);
- The Company's By-laws; and
- The consents of the Company's named experts.

SEC Regulation A requires an offering circular to be revised during the course of an offering when the information it contains has become outdated, material developments have occurred, or there has been a fundamental change in the information initially presented. With respect to offering circulars used in connection with continuous offerings, such offering circulars shall be annually updated to include updated financial statements. Every revised or updated offering circular shall be filed with the SEC as an amendment

to the offering statement and requalified in accordance with SEC Regulation A.

In addition, the Company will furnish its shareholders with annual reports containing financial statements and may provide quarterly reports containing such financial statements at the discretion of the Company.

LEGAL MATTERS

Shumaker, Loop & Kendrick, LLP has issued an opinion that the shares of Common Stock offered hereby, when sold and issued as described herein, will be duly and validly issued and outstanding shares of Common Stock

INDEPENDENT AUDITORS

The audited consolidated financial statements of the Company for the year ended December 31, 2008 have been audited by Plante & Moran, PLLC, independent certified public accountants, as stated in their report with respect thereto. These financial statements and the report are attached to this Offering Circular as part of Exhibit 1 hereto.

EXHIBIT 1

Financial Statements

Independent Auditor's Report

To the Board of Directors and Stockholders
Huron Community Financial Services, Inc.

We have audited the accompanying consolidated balance sheet of Huron Community Financial Services, Inc. (the "Corporation") as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huron Community Financial Services, Inc. at December 31, 2008 and 2007 and the consolidated results of its operations, changes in stockholders' equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, as of January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*.

Plante & Moran, PLLC

March 10, 2009

Huron Community Financial Services, Inc.

Consolidated Balance Sheet

(000s omitted, except per share data)

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks	$ 5,159	$ 3,400
Federal funds sold	129	3,198
Total cash and cash equivalents	5,288	6,598
Investment securities - Available for sale (Note 2)	10,083	12,828
Investment securities - Held to maturity (Note 2)	6,555	5,157
Other securities (Note 2)	1,554	1,494
Loans - Net of allowance for loan losses (Note 3)	151,098	145,688
Premises and equipment (Note 5)	3,541	3,773
Intangible assets	749	978
Accrued interest receivable	670	817
Other assets	6,919	4,399
Total assets	**$ 186,457**	**$ 181,732**
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 20,916	$ 19,936
Interest-bearing (Note 6)	121,551	119,393
Total deposits	142,467	139,329
Short-term borrowings (Note 7)	5,385	6,240
Borrowings (Note 8)	17,000	13,000
Accrued and other liabilities	1,313	1,555
Total liabilities	166,165	160,124
Stockholders' Equity		
Common stock - $1 par value:		
Authorized - 1,050,000 shares		
Issued and outstanding - 568,891 shares and 587,185 shares in 2008 and 2007, respectively	569	587
Additional paid-in capital	17,540	15,306
Undivided profits	2,147	5,698
Accumulated other comprehensive income	36	17
Total stockholders' equity	20,292	21,608
Total liabilities and stockholders' equity	**$ 186,457**	**$ 181,732**

Huron Community Financial Services, Inc.

Consolidated Statement of Income

(000s omitted, except per share data)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Interest Income		
Loans - Including fees	$ 10,169	$ 11,528
Investment securities	805	955
Federal funds sold	117	232
Total interest income	11,091	12,715
Interest Expense		
Deposits	3,023	4,229
Interest on FHLB advances	812	679
Interest on short-term borrowings	83	111
Total interest expense	3,918	5,019
Net Interest Income	7,173	7,696
Provision for Loan Losses (Note 3)	408	150
Net Interest Income After Provision for Loan Losses	6,765	7,546
Other Operating Income		
Service charges - Deposits	618	572
Impairment loss on investment securities	(863)	-
Loan servicing income - Net	292	254
Other	218	243
Total other operating income	265	1,069
Other Operating Expenses		
Salaries and employee benefits	2,943	3,049
Amortization of intangible assets	229	229
Occupancy expense	482	430
Service fees	227	204
Depreciation expense	360	371
Other	1,372	1,229
Total other operating expenses	5,613	5,512
Income - Before income taxes	1,417	3,103
Provision for Income Taxes (Note 9)	324	821
Net Income	**$ 1,093**	**$ 2,282**
Earnings per Share		
Basic earnings per common share	$ 1.85	$ 3.85
Diluted earnings per common share	1.78	3.68

Huron Community Financial Services, Inc.

Consolidated Statement of Stockholders' Equity

(000s omitted, except per share data)

	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - January 1, 2007	$ 586	$ 13,424	$ 6,878	$ (12)	$ 20,876
Comprehensive income:					
Net income	-	-	2,282	-	2,282
Change in net unrealized loss on securities available for sale - Net of tax benefit of $15	-	-	-	29	29
Total comprehensive income					2,311
Sale of common stock	44	1,754	-	-	1,798
Purchases of common stock	(43)	-	(2,282)	-	(2,325)
Tax effect of stock options exercised	-	113	-	-	113
Stock-based compensation	-	15	-	-	15
Dividends declared $2.00 per common share	-	-	(1,180)	-	(1,180)
Balance - December 31, 2007	587	15,306	5,698	17	21,608
Change in accounting for split-dollar arrangement	-	-	(136)	-	(136)
Comprehensive income:					
Net income	-	-	1,093	-	1,093
Change in net unrealized loss on securities available for sale - Net of tax benefit of $10	-	-	-	19	19
Total comprehensive income					1,112
Sale of common stock	45	2,117	-	-	2,162
Purchases of common stock	(63)	-	(3,096)	-	(3,159)
Tax effect of stock options exercised	-	106	-	-	106
Stock-based compensation	-	11	-	-	11
Dividends declared $2.40 per common share	-	-	(1,412)	-	(1,412)
Balance - December 31, 2008	$ 569	$ 17,540	$ 2,147	$ 36	$ 20,292

Huron Community Financial Services, Inc.

Consolidated Statement of Cash Flows

(000s omitted)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash Flows from Operating Activities		
Net income	$ 1,093	$ 2,282
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	589	600
Impairment loss on investment securities	863	-
Provision for loan losses	408	150
Amortization and accretion on securities	116	(67)
Stock-based compensation	11	15
Net change in:		
Accrued interest receivable and late fees	147	94
Other assets	(2,530)	(537)
Accrued expenses and other liabilities	(378)	(36)
Net cash provided by operating activities	319	2,501
Cash Flows from Investing Activities		
Activity in available-for-sale securities:		
Maturities, prepayments, and calls	18,925	7,267
Purchases	(17,179)	(3,494)
Activity in held-to-maturity securities:		
Maturities, prepayments, and calls	1,478	1,015
Purchases	(2,887)	(1,029)
Net (increase) decrease in loans	(5,818)	1,207
Capital expenditures	(128)	(250)
Net cash (used in) provided by investing activities	(5,609)	4,716
Cash Flows from Financing Activities		
Net increase (decrease) in deposits	3,138	(3,453)
Net change in short-term borrowings	(855)	848
Proceeds from FHLB advances	5,000	7,000
Payments on FHLB advances	(1,000)	(9,500)
Proceeds from sale of common stock	2,162	1,798
Purchases of common stock	(3,159)	(2,325)
Tax effect of stock options exercised	106	113
Cash dividends paid on common stock	(1,412)	(1,180)
Net cash provided by (used in) financing activities	3,980	(6,699)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,310)	518
Cash and Cash Equivalents - Beginning of year	6,598	6,080
Cash and Cash Equivalents - End of year	**$ 5,288**	**$ 6,598**
Supplemental Cash Flow Information - Cash paid for		
Interest	$ 4,033	$ 5,034
Income taxes	490	1,025

Note 1 - Nature of Business and Significant Accounting Policies

Basis of Presentation and Consolidation - The consolidated financial statements include the accounts of Huron Community Financial Services, Inc. (the "Corporation") and its wholly owned subsidiary, Huron Community Bank (the "Bank"). The Bank also owns 100 percent of HCB Investments, Inc., which provides insurance products to customers. All significant intercompany transactions and balances have been eliminated. The 000s have been omitted in tabular columns.

Change in Accounting Principle - On January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. EITF 06-4 requires the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Corporation has recognized the effects of applying EITF 06-4 as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of January 1, 2008. Retained earnings decreased and other liabilities increased by $136,000 on January 1, 2008 as a result of the adoption of EITF 06-4. Subsequent changes to the liability recognized by the Corporation are recorded as compensation expense in the consolidated statement of income.

Use of Estimates - In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of investment securities, mortgage servicing rights, impairment of intangible assets, and goodwill.

Nature of Operations - The Bank operates in Iosco, Arenac, and southern Alcona counties in the state of Michigan. The Bank's revenue results primarily from providing real estate and commercial loans and, to a lesser extent, consumer loans. Its primary deposit products are savings and term certificate accounts.

Significant Group Concentrations of Credit Risk - Most of the Corporation's activities are with customers located within the counties of Iosco, Arenac, and Alcona in Michigan. Note 2 discusses the types of securities in which the Corporation invests. Note 3 discusses the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations to any one industry or customer.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Federal funds sold are generally sold for one-day periods.

Securities - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Restricted investment securities include Federal Reserve and Federal Home Loan Bank stock and are carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans - The Corporation grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Michigan. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Off-balance-sheet Instruments - In the ordinary course of business, the Corporation has entered into commitments under commercial letters of credit and standby letters of credit. The Corporation is considered a guarantor when it issues a letter of credit. Accordingly, the Corporation recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken.

Banking Premises and Equipment - Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

The components of other comprehensive income and related tax effects are as follows (000s omitted):

	2008	2007
Unrealized holding (losses) gains on available-for-sale securities	$ (834)	$ 44
Reclassification adjustment for losses realized in income	863	-
Net unrealized gains	29	44
Tax effect	(10)	(15)
Other comprehensive income	$ 19	$ 29

Servicing - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based on the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined by using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Intangible Assets - In connection with certain branch acquisitions, the excess of purchase price over the fair value of net assets acquired has been allocated to core deposit intangibles, which are being amortized over 10 years to 15 years. The amount recorded as core deposit intangibles totaled $344,000 and $573,000 as of December 31, 2008 and 2007, respectively. The carrying amount is net of amortization of $2,941,000 and $2,712,000 as of December 31, 2008 and 2007, respectively. The expected amortization is $229,000 for 2009 and $115,000 for 2010. In connection with the purchase of the bank, the excess of purchase price over fair value of net assets acquired has been allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142 (FAS 142), *Goodwill and Other Intangibles*, which was adopted in January 1, 2002, goodwill is not amortized. The amount recorded as goodwill totaled $405,000 as of December 31, 2008 and 2007.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Earnings per Common Share - Earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period. The number of weighted average common shares outstanding was 590,406 and 592,403 for the years ended December 31, 2008 and 2007, respectively. The Corporation uses the treasury stock method to compute diluted earnings per share, which assumes that proceeds from the assumed exercise of stock options would be used to purchase common stock at the average market price during the period. The dilutive effect of stock options increased average common shares outstanding by 24,242 and 27,081 shares at December 31, 2008 and 2007, respectively.

Note 2 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, are as follows (000s omitted):

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 7,502	$ 52	$ -	$ 7,554
Corporate	1,631	-	-	1,631
State and municipal	895	10	(7)	898
Total available-for-sale securities	$ 10,028	$ 62	$ (7)	$ 10,083
Held-to-maturity securities - State and municipal	$ 6,555	$ 92	$ (32)	$ 6,615

Note 2 - Securities (Continued)

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 8,904	$ 19	$ -	$ 8,923
Corporate	2,999	-	(6)	2,993
Mortgage-backed	3	-	-	3
State and municipal	895	14	-	909
Total available-for-sale securities	$ 12,801	$ 33	$ (6)	$ 12,828
Held-to-maturity securities - State and municipal	$ 5,157	$ 57	$ (11)	$ 5,203

At December 31, 2008 and 2007, securities with a carrying value of $7,553,685 and $8,923,000, respectively, were pledged to secure borrowings and public deposits and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2008 follow (000s omitted):

	Available for Sale		Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 8,633	$ 8,694	$ 3,028	$ 3,025
Due in one through five years	395	389	2,299	2,336
Due after five years through 10 years	-	-	1,183	1,209
Due after 10 years	1,000	1,000	45	45
Total	$ 10,028	$ 10,083	$ 6,555	$ 6,615

Note 2 - Securities (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (000s omitted):

	2008			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - State and municipal	$ 7	$ 389	$ -	$ -
Held-to-maturity - State and municipal	$ 13	$ 923	$ 19	$ 161

	2007			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - Corporate	$ -	$ -	$ 6	$ 493
Held-to-maturity securities - State and municipal	$ 1	$ 45	$ 10	$ 550

Unrealized losses on securities have not been recognized into income because the issuers' bonds are of high credit quality, the Corporation has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is due primarily to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.

Other securities, totaling $1,554,000 and $1,494,000 at December 31, 2008 and 2007, respectively, consist of restricted Federal Home Loan Bank stock and Federal Reserve Bank stock. These stocks are carried at cost, which approximates market value.

Note 3 - Loans

A summary of the balances of loans follows (000s omitted):

	2008	2007
Mortgage loans on real estate - Residential 1-4 family	$ 58,935	$ 63,039
Commercial and commercial real estate	81,224	71,117
Consumer installment loans	13,088	13,768
Total loans	153,247	147,924
Less allowances for loan losses	2,149	2,236
Net loans	$ 151,098	$ 145,688
Allowance for loan losses as a percent of loans	1.40%	1.51%

An analysis of the allowance for loan losses follows (000s omitted):

	2008	2007
Balance - Beginning of year	$ 2,236	$ 2,388
Provision charged to operations	408	150
Loans charged off	(506)	(308)
Loan recoveries	11	6
Balance - End of year	$ 2,149	$ 2,236

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Impaired loans without a valuation allowance	$ 692	$ -
Impaired loans with a valuation allowance	1,166	3,014
Total impaired loans	$ 1,858	$ 3,014
Valuation allowance related to impaired loans	$ 270	$ 455
Total nonaccrual loans	2,766	1,469
Loans 90 days delinquent and still accruing	1,840	513

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Average investment in impaired loans	$ 2,463	$ 3,001
Interest income recognized on impaired loans	-	-
Interest income recognized on a cash basis on impaired loans	-	-

No additional funds are committed to be advanced in connection with impaired loans.

Note 3 - Loans (Continued)

The Corporation has had, and expects to have in the future, transactions with the Corporation's executive officers, directors, and their affiliates. Such transactions were made in the ordinary course of business and included extensions of credit, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in management's opinion, involve more than a normal risk of collectibility or present other unfavorable features. The aggregate amount of such loans attributable to persons who were related parties approximated $5,923,787 at the beginning of 2008 and $5,182,000 at the end of 2008. During 2008, new loans to related parties aggregated $1,031,849 and repayments totaled $89,315.

Note 4 - Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage and other loans serviced for others were $67,502,568 and $66,421,000 at December 31, 2008 and 2007, respectively.

The balance of capitalized servicing rights, net of valuation allowance, included in other assets at December 31, 2008 and 2007 was $337,000 and $382,000, respectively. The fair value of the capitalized servicing rights approximates the carrying value. The key economic assumptions used in determining the fair value of the mortgage servicing rights include an annual constant prepayment speed (CPR) of 12.27 percent and 13.26 percent for December 31, 2008 and 2007, respectively, and a discount rate of 8.0 percent and 9.0 percent for December 31, 2008 and 2007, respectively.

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances (000s omitted):

	2008	2007
Mortgage servicing rights capitalized	$ 123	$ 89
Mortgage servicing rights amortized	193	143
Valuation allowances:		
Balance at beginning of year	25	25
Balance at end of year	-	25

Note 5 - Bank Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows (000s omitted):

	2008	2007
Buildings and improvements	$ 4,205	$ 4,157
Furniture and fixtures	2,542	2,506
Vault and equipment	300	300
Automobiles	106	135
Land	711	667
Total premises and equipment	7,864	7,765
Accumulated depreciation	(4,323)	(3,992)
Net premises and equipment	$ 3,541	$ 3,773

Depreciation expense for the years ended December 31, 2008 and 2007 amounted to $360,000 and $371,000, respectively.

Note 6 - Deposits

The following is a summary of the distribution of interest-bearing deposits at December 31 (000s omitted):

	2008	2007
NOW accounts	$ 46,100	$ 45,361
Savings	12,756	12,154
Money market demand	995	623
Time:		
Under $100,000	46,069	44,846
$100,000 and over	15,631	16,409
Total interest-bearing deposits	$ 121,551	$ 119,393

Note 6 - Deposits (Continued)

At December 31, 2008, the scheduled maturities of time deposits are as follows (000s omitted):

2009	$	40,881
2010		11,110
2011		7,421
2012		2,288
Total	$	61,700

Note 7 - Short-term Borrowings

Short-term borrowings include securities sold under agreements to repurchase, which are classified as secured borrowings and generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Note 8 - FHLB Advances

The Bank has advances from Federal Home Loan Bank. Interest rates range from 2.96 percent to 4.95 percent. Interest is payable monthly. The advances are collateralized by approximately $29,500,000 and $34,437,000 of mortgage loans as of December 31, 2008 and 2007, respectively, under a blanket collateral agreement.

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of Federal Home Loan Bank. Future obligations of the advances are as follows at December 31, 2008 (000s omitted):

2009	$	5,000
2010		9,000
2011		2,000
2012		-
2013		1,000
Total	$	17,000

Note 9 - Income Taxes

The components of the net deferred tax assets, included in other assets, are as follows (000s omitted):

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 643	$ 688
Accrued employee benefits	181	156
Total deferred tax assets	824	844
Deferred tax liabilities:		
Depreciation	123	115
Net unrealized gain on securities available for sale	19	9
Investment in subsidiary	117	130
Prepaid assets	20	23
Other	18	30
Total deferred tax liabilities	297	307
Net deferred tax assets	$ 527	$ 537

Allocation of income taxes between current and deferred portions is as follows (000s omitted):

	2008	2007
Current	$ 324	$ 821
Deferred	-	-

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows (000s omitted):

	2008	2007
Income before income taxes	$ 1,417	$ 3,103
Income tax expense at federal statutory rate of 34 percent	$ 482	$ 1,055
Increases resulting from nondeductible expenses	7	6
Decreases resulting from nontaxable income	(165)	(240)
Net income tax expense	$ 324	$ 821

Note 10 - Benefit Plan

The Corporation has a 401(k) plan whereby a certain percentage of employees' contributions can be matched with discretionary contributions by the Corporation. Contributions to the plan for the years ended December 31, 2008 and 2007 were $78,000 and $73,000, respectively.

Note 11 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair values.

Securities - Fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the issuers.

Loans Receivable - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 11 - Fair Value of Financial Instruments (Continued)

Deposit Liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings - The fair values of the Corporation's other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Other Financial Instruments - The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments are as follows (000s omitted):

	2008		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,288	$ 5,288	$ 6,598	$ 6,598
Securities	18,192	18,252	19,479	19,525
Loans	151,098	150,968	145,688	147,369
Accrued interest receivable	670	670	817	817
Financial liabilities:				
Demand deposits	20,916	20,916	19,936	19,936
Interest-bearing deposits	121,551	120,784	119,393	117,119
FHLB advances	17,000	17,636	13,000	13,250
Short-term borrowings	5,385	5,219	6,240	6,240
Accrued interest payable	255	255	370	370

Note 12 - Off-balance-sheet Activities

Credit-related Financial Instruments - The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount	
	2008	2007
Unfunded commitments	$ 21,184	$ 20,154

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are used primarily to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved is extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Note 12 - Off-balance-sheet Activities (Continued)

Collateral Requirements - To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its consolidated balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation's consolidated financial statements.

Note 13 - Restrictions on Dividends, Loans, and Advances

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.

Prior approval of the Bank's federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At December 31, 2008, the Bank's retained earnings available for the payment of dividends, without approval from the regulators, totaled $1,284,000. Accordingly, $18,030,514 of the Corporation's investment in the Bank was restricted at December 31, 2008.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank's capital stock and surplus.

Note 14 - Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Bank's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
(000s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital to risk-weighted assets - Bank	$ 20,626	14.5%	$ 11,380	8.0%	$ 14,225	10.0%
Tier I capital to risk-weighted assets - Bank	18,842	13.2	5,710	4.0	8,565	6.0
Tier I capital to average assets - Bank	18,842	10.1	7,462	4.0	9,328	5.0
As of December 31, 2007						
Total capital to risk-weighted assets - Bank	21,940	17.0	10,325	8.0	12,906	10.0
Tier I capital to risk-weighted assets - Bank	20,318	15.7	5,177	4.0	7,765	6.0
Tier I capital to average assets - Bank	20,318	11.1	7,322	4.0	9,152	5.0

Note 15 - Stock Option Plan

As of December 31, 2008, the Corporation has two share-based compensation plans which are described below. Options available for grant under the 1996 Nonemployee Director Stock Option Plan, the 1996 Employee Stock Option Plan, and the 1997 Nonemployee Director Discretionary Stock Option Plan have been issued. Some of the options issued under the 1996 and 1997 plans are exercisable by the participants until the end of the contractual terms.

The Corporation's 2005 Nonemployee Director Stock Option Plan and 2005 Employee Stock Option Plan (the "Plans"), which are stockholder approved, permit the grant of stock options for up to 15,000 and 35,000 shares of common stock, respectively. The Corporation believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the entity's stock at the date of grant; those option awards generally vest immediately for nonemployees and over three years for employees and have 10-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The compensation cost that has been charged against income for the Plans was approximately $11,000 and $15,000 for 2008 and 2007, respectively.

The Corporation uses a Black Scholes formula to estimate the calculated value of its share-based payments. The volatility assumption used in the Black Scholes formula is based on the volatility of the Corporation's stock price and dividend payments throughout the year. The Corporation calculated the historical volatility of that using the monthly closing total stock price for the one year immediately prior.

The weighted average assumptions used in the Black Scholes model are noted in the following table. The Corporation uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007
Calculated volatility	15.99 %	10.15 %
Weighted average dividends	4.64 %	3.91 %
Expected term (in years)	8	8
Risk-free rate	2.28 %	4.50 %

Note 15 - Stock Option Plan (Continued)

A summary of option activity under the Plans for the years ended December 31, 2008 and 2007 is presented below:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	77,989	$ 33.81	84,951	$ 30.80
Options granted	7,667	47.43	4,250	53.75
Options exercised	(11,150)	25.72	(11,212)	22.96
Options outstanding at end of year	74,506	36.43	77,989	33.81
Exercisable at year end	66,223	35.02	72,439	32.56

The weighted average grant date-calculated value of options granted during the years 2008 and 2007 was $4 and $5, respectively.

As of December 31, 2008, there was approximately $15,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted average period of 2.5 years.

Note 16 - Fair Value Measurements

The following tables present information about the Corporation's assets measured at fair value on a recurring basis at December 31, 2008, and the valuation techniques used by the Corporation to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Corporation's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 16 - Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008 (dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets - Investment securities - Available for sale	$ 631	$ 9,452	$ -	$ 10,083

The Corporation also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include held-to-maturity investments and loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections.

Assets Measured at Fair Value on a Nonrecurring Basis (dollars in thousands)

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the Period Ended December 31, 2008
Assets - Impaired loans accounted for under FAS 114	$ 1,166	$ -	$ -	1166	$ 370

Impaired loans accounted for under FAS 114 categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management's best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

Note 16 - Fair Value Measurements (Continued)

Other assets, including bank-owned life insurance, goodwill, intangible assets, and other assets acquired in business combinations, are also subject to periodic impairment assessments under other accounting principles generally accepted in the United States of America. These assets are not considered financial instruments. Effective February 12, 2008, the FASB issued a staff position, FSP FAS 157-2, which delayed the applicability of FAS 157 to non-financial instruments. Accordingly, these assets have been omitted from the above disclosures.

HURON COMMUNITY FINANCIAL SERVICES, INCORPORATED

June 30, 2009

Huron Community Financial Services, Inc.
Balance Sheet
June 30, 2009

Assets		Current Month	Last Month
Current assets:			
Cash and cash equivalents		$62,352	$39,776
Interest receivable		0	0
Total current assets		62,352	39,776
Investments: Due from HCB		6,389	5,500
Investment in Huron Community Bank		19,683,150	19,544,374
Fixed assets			
Bank premise and equipment (net)		331,497	335,080
Intangible assets:			
Other assets		223	275
Goodwill (net)		405,127	405,127
Total assets		20,488,738	20,330,132
Liabilities			
Current liabilities:			
Acct Payable and Dividend Payable		348,796	1,095
Other current liabilities		(843,771)	(838,771)
Long term liabilities:			
Deferred tax liability		253,610	253,610
Total liabilities		(241,365)	(584,066)
Stockholders Equity			
Contributed capital:			
Common stock, $1 par, authorized - 1,050,000 shares, issued and outstanding - 579,502 shares	579,502		577,602
Additional Payment in Capital- Stock Options	6,389		5,500
Surplus on common stock	18,239,066		18,138,429
Total contributed capital	18,824,957		18,721,531
Retained earnings	1,905,146		2,192,667
Total stockholders equity		20,730,102	20,914,198
Total liabilities and stockholders equity		$20,488,738	$20,330,132

HURON COMMUNITY FINANCIAL SERVICES, INC.
Income Statement
June 30,2009

	Jan	Feb	Mar	Apr	May	Jun	YTD
Operating income:							
Interest income	$0	$0	$0	$0	$0	$0	$0
Equity earn of Sub	140,778	152,805	179,550	155,453	153,644	138,776	921,006
Miscellaneous income	0	0	0	0	0	0	0
Income from operations	140,778	152,805	179,550	155,453	153,644	138,776	921,006
Operating expenses:							
Interest expense	0	0	0	0	0	0	0
Dep exp-Purch acct	3,583	3,583	3,583	3,583	3,583	3,583	21,498
Business Meal & Entertainment	0	0	0	0	3,031	0	3,031
Accounting fees	0	0	0	5,065	0	0	5,065
Legal fees	0	0	2,406	2,710	3,400	11,696	20,211
Pstg & Supplies	0	0	0	5,371	166	0	5,537
Misc expense	52	52	52	52	52	52	312
Goodwill amort	0	0	0	0	0	0	0
Total oper exp	3,635	3,635	6,041	16,780	10,232	15,331	55,654
Income before FIT	137,143	149,170	173,509	138,673	143,412	123,445	865,352
Income tax expense	(1,000)	(1,000)	(3,000)	(5,000)	(3,000)	(5,000)	(18,000)
Net income	138,143	150,170	176,509	143,673	146,412	128,445	$883,352

Consolidated Balance Sheet
Huron Community Financial Services, Inc.
June 30, 2009

ASSETS:	
Cash and Due from Banks	3,801
Investment Securities	21,328
Investment in Subsidiary	0
Due from Huron Community Bank	48
Total Loans	149,408
Allowance for Loan Loss	(2,244)
Net Loans	147,164
Federal Funds Sold	5,827
Bank Premise and Equipment	3,416
Accrued Interest Receivable	746
Intangible Assets	634
Other Assets	6,560
Total Assets	189,524
LIABILITIES & EQUITY	
Total Deposits	144,875
Repurchase Agreements	6,012
Long Term Debt	17,349
Deferred Tax Liability	254
Other Liabilities	155
Total Liabilities	168,645
Preferred Stock	0
Common Stock	580
Surplus	18,244
Undivided Profits	1,018
Income	883
Unreal Gain (Loss) Inv Sec AFS	154
Total Stockholders Equity	20,879
Total Liabilities & Equity	189,524

Consolidated Report of Income
Huron Community Financial Services, Inc.
6/30/2009

	Jan	Feb	Mar	Apr	May	Jun	YTD
Interest on loans & dep.	761.4	715.1	741.4	746.3	749.3	720.5	4,434.0
Interest on investments	63.0	51.1	46.7	50.1	42.8	46.1	299.8
Total interest income	824.4	766.2	788.1	796.4	792.1	766.6	4,733.8
Interest expense	268.3	229.0	250.7	244.4	250.6	239.3	1,482.3
Net interest income	556.1	537.2	537.4	552.0	541.5	527.3	3,251.5
Fees on loans	47.8	91.1	64.5	54.5	67.9	107.8	433.6
Other income	90.4	111.5	152.2	121.2	118.2	160.0	753.5
Other operating income	138.2	202.6	216.7	175.7	186.1	267.8	1,187.1
Salaries & benefits (net)	244.3	241.9	238.4	228.2	246.4	243.1	1,442.3
Fixed expense	77.2	74.7	76.2	77.2	73.8	75.1	454.2
Variable expense	152.1	186.6	169.5	174.6	166.0	261.4	1,110.2
Loan loss provision	31.5	31.5	31.5	53.0	50.0	50.0	247.5
Loss (gain) on Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating expenses	505.1	534.7	515.6	533.0	536.2	629.6	3,254.2
Net operating income	189.2	205.1	238.5	194.7	191.4	165.5	1,184.4
Amort of intang. assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FIT provision	51.0	55.0	62.0	51.0	45.0	37.0	301.0
Net income	138.2	150.1	176.5	143.7	146.4	128.5	883.4
ROA (YTD)	0.91%	0.94%	1.02%	1.00%	0.99%	0.96%	
ROE (YTD)	8.10%	8.41%	9.04%	8.86%	8.77%	8.55%	
Book Value per Share	35.61	35.85	35.68	35.94	36.21	35.77	
LAST YEAR							
Income	180.20	165.4	167.5	160.5	151.0	114.0	938.6
ROA	0.91%	0.94%	1.02%	1.11%	1.09%	1.03%	
ROE	8.10%	8.41%	9.04%	9.21%	9.01%	8.54%	
Book Value per Share	35.61	35.85	35.68	37.32	37.42	36.92	

EXHIBIT 2

Plan Authorization Card

HURON COMMUNITY FINANCIAL SERVICES, INC.

AUTOMATIC DIVIDEND REINVESTMENT PLAN
SHAREHOLDER AUTHORIZATION CARD

(See mailing instructions below)

____
Name(s) exactly as set forth on your stock certificate

____
Additional space for name(s) if necessary

____
Street Address

____
City | State | Zip Code

____ - ____ - ________
Social Security Number (To be completed if the shareholder is an individual. If shares are held jointly, the Social Security Number should be that of the first person listed on the stock certificate.)

____ - ________
Employer Identification Number (To be completed if the shareholder is not an individual.)

☐ I am a U.S. Citizen or Resident Alien
☐ I am a Nonresident Alien

Dividend Reinvestment (Check only one option – fill in amount where appropriate)

☐ Full Cash Dividend Reinvestment. I wish to reinvest under the Plan cash dividends on all shares of Common Stock now or hereafter registered in my name. Please use the funds so set aside to purchase as many whole and fractional shares of Common Stock as is possible.

☐ Percentage Dividend Reinvestment. I wish to reinvest _______% of cash dividends payable on all shares of the Company's Common Stock now or hereafter registered in my name, in additional shares of Common Stock. Please use the funds so set aside to purchase as many whole and fractional shares as is possible, and pay to me by check any funds not so used.

I hereby elect to participate in the Plan and authorize and direct the Company, as my agent, to have my cash dividends applied on my behalf to the purchase of shares of Huron Community Financial Services, Inc. Common Stock in accordance with the designation indicated above. I understand that all dividends received or shares credited to my Plan account will be automatically reinvested in Huron Community Financial Services, Inc. Common Stock.

______________________ ______________________
Print Name | Print Name

______________________ ______________________
Signature | Signature

Date ______________________

(Please sign above exactly as name appears on reverse side. If shares are held jointly, each shareholder must sign.)
* Under penalties of perjury, I certify (1) that the number shown above on this Form is my correct Taxpayer Identification Number and (2) that I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Complete this form, sign it, and then mail it to:
Huron Community Bank
301 Newman Street
East Tawas, Michigan 48730 telephone

For answers to questions regarding the Plan, contact:
Matthew A. Pollard, President
Huron Community Bank, at (989)362-6700

INSTRUCTIONS

Completion of this Card directs Huron Community Financial Services, Inc. (the "Company") to apply your cash dividends in accordance with the option you have selected.

FULL DIVIDEND REINVESTMENT - This option directs the Company to use to purchase additional shares of Common Stock, **all** cash dividends on **all** shares of Common Stock now or hereafter registered in your name. Funds so set aside will be used to purchase as many whole and fractional shares as is possible.

PERCENTAGE DIVIDEND REINVESTMENT - This option directs the Company to use to purchase additional shares of Common Stock, the **percentage** which is indicated on this card of all cash dividends on **all shares of Common Stock,** which are now, or hereafter registered in your name. For example, if you own 500 shares of Common Stock, and you want to apply 75% of the dividends on your shares to purchase additional shares, check off the "Percentage Dividend Reinvestment" line and fill in "75" on the blank line in front of "% of the cash dividends." Funds so set aside will be used to purchase as many whole and fractional shares as is possible. A check for the remaining 25% of cash dividends will be mailed to you.

Your participation is subject to the terms of the prospectus describing the Plan and the Plan itself. You may withdraw or change your election by notifying the Company in writing.

Please address all inquiries concerning the Plan to Matthew A. Pollard, President, Huron Community Bank, 301 Newman Street, East Tawas, Michigan 48730, telephone (989)362-6700.

Part F/S

The following financial statements of the issuer are filed as part of the offering statement and included in the offering circular which is to be distributed to investors:

(1) Balance Sheets as of June 30, 2009 and as of December 31, 2008; and

(2) Statements of income, cash flows, and other stockholders equity for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed. In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included, all of which are of a normal recurring nature.

(3) Financial Statements of Businesses Acquired or to be Acquired.

Not applicable

(4) Pro Forma Financial Information.

Not applicable

Independent Auditor's Report

To the Board of Directors and Stockholders
Huron Community Financial Services, Inc.

We have audited the accompanying consolidated balance sheet of Huron Community Financial Services, Inc. (the "Corporation") as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Huron Community Financial Services, Inc. at December 31, 2008 and 2007 and the consolidated results of its operations, changes in stockholders' equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, as of January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*.

Plante & Moran, PLLC

March 10, 2009

Huron Community Financial Services, Inc.

Consolidated Balance Sheet
(000s omitted, except per share data)

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks	$ 5,159	$ 3,400
Federal funds sold	129	3,198
Total cash and cash equivalents	5,288	6,598
Investment securities - Available for sale (Note 2)	10,083	12,828
Investment securities - Held to maturity (Note 2)	6,555	5,157
Other securities (Note 2)	1,554	1,494
Loans - Net of allowance for loan losses (Note 3)	151,098	145,688
Premises and equipment (Note 5)	3,541	3,773
Intangible assets	749	978
Accrued interest receivable	670	817
Other assets	6,919	4,399
Total assets	$ 186,457	$ 181,732
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 20,916	$ 19,936
Interest-bearing (Note 6)	121,551	119,393
Total deposits	142,467	139,329
Short-term borrowings (Note 7)	5,385	6,240
Borrowings (Note 8)	17,000	13,000
Accrued and other liabilities	1,313	1,555
Total liabilities	166,165	160,124
Stockholders' Equity		
Common stock - $1 par value:		
Authorized - 1,050,000 shares		
Issued and outstanding - 568,891 shares and 587,185 shares in 2008 and 2007, respectively	569	587
Additional paid-in capital	17,540	15,306
Undivided profits	2,147	5,698
Accumulated other comprehensive income	36	17
Total stockholders' equity	20,292	21,608
Total liabilities and stockholders' equity	$ 186,457	$ 181,732

Huron Community Financial Services, Inc.

Consolidated Statement of Income

(000s omitted, except per share data)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Interest Income		
Loans - Including fees	$ 10,169	$ 11,528
Investment securities	805	955
Federal funds sold	117	232
Total interest income	11,091	12,715
Interest Expense		
Deposits	3,023	4,229
Interest on FHLB advances	812	679
Interest on short-term borrowings	83	111
Total interest expense	3,918	5,019
Net Interest Income	7,173	7,696
Provision for Loan Losses (Note 3)	408	150
Net Interest Income After Provision for Loan Losses	6,765	7,546
Other Operating Income		
Service charges - Deposits	618	572
Impairment loss on investment securities	(863)	-
Loan servicing income - Net	292	254
Other	218	243
Total other operating income	265	1,069
Other Operating Expenses		
Salaries and employee benefits	2,943	3,049
Amortization of intangible assets	229	229
Occupancy expense	482	430
Service fees	227	204
Depreciation expense	360	371
Other	1,372	1,229
Total other operating expenses	5,613	5,512
Income - Before income taxes	1,417	3,103
Provision for Income Taxes (Note 9)	324	821
Net Income	**$ 1,093**	**$ 2,282**
Earnings per Share		
Basic earnings per common share	$ 1.85	$ 3.85
Diluted earnings per common share	1.78	3.68

Huron Community Financial Services, Inc.

Consolidated Statement of Stockholders' Equity

(000s omitted, except per share data)

	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - January 1, 2007	$ 586	$ 13,424	$ 6,878	$ (12)	$ 20,876
Comprehensive income:					
Net income	-	-	2,282	-	2,282
Change in net unrealized loss on securities available for sale - Net of tax benefit of $15	-	-	-	29	29
Total comprehensive income					2,311
Sale of common stock	44	1,754	-	-	1,798
Purchases of common stock	(43)	-	(2,282)	-	(2,325)
Tax effect of stock options exercised	-	113	-	-	113
Stock-based compensation	-	15	-	-	15
Dividends declared $2.00 per common share	-	-	(1,180)	-	(1,180)
Balance - December 31, 2007	587	15,306	5,698	17	21,608
Change in accounting for split-dollar arrangement	-	-	(136)	-	(136)
Comprehensive income:					
Net income	-	-	1,093	-	1,093
Change in net unrealized loss on securities available for sale - Net of tax benefit of $10	-	-	-	19	19
Total comprehensive income					1,112
Sale of common stock	45	2,117	-	-	2,162
Purchases of common stock	(63)	-	(3,096)	-	(3,159)
Tax effect of stock options exercised	-	106	-	-	106
Stock-based compensation	-	11	-	-	11
Dividends declared $2.40 per common share	-	-	(1,412)	-	(1,412)
Balance - December 31, 2008	$ 569	$ 17,540	$ 2,147	$ 36	$ 20,292

Huron Community Financial Services, Inc.

Consolidated Statement of Cash Flows
(000s omitted)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash Flows from Operating Activities		
Net income	$ 1,093	$ 2,282
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	589	600
Impairment loss on investment securities	863	-
Provision for loan losses	408	150
Amortization and accretion on securities	116	(67)
Stock-based compensation	11	15
Net change in:		
Accrued interest receivable and late fees	147	94
Other assets	(2,530)	(537)
Accrued expenses and other liabilities	(378)	(36)
Net cash provided by operating activities	319	2,501
Cash Flows from Investing Activities		
Activity in available-for-sale securities:		
Maturities, prepayments, and calls	18,925	7,267
Purchases	(17,179)	(3,494)
Activity in held-to-maturity securities:		
Maturities, prepayments, and calls	1,478	1,015
Purchases	(2,887)	(1,029)
Net (increase) decrease in loans	(5,818)	1,207
Capital expenditures	(128)	(250)
Net cash (used in) provided by investing activities	(5,609)	4,716
Cash Flows from Financing Activities		
Net increase (decrease) in deposits	3,138	(3,453)
Net change in short-term borrowings	(855)	848
Proceeds from FHLB advances	5,000	7,000
Payments on FHLB advances	(1,000)	(9,500)
Proceeds from sale of common stock	2,162	1,798
Purchases of common stock	(3,159)	(2,325)
Tax effect of stock options exercised	106	113
Cash dividends paid on common stock	(1,412)	(1,180)
Net cash provided by (used in) financing activities	3,980	(6,699)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,310)	518
Cash and Cash Equivalents - Beginning of year	6,598	6,080
Cash and Cash Equivalents - End of year	**$ 5,288**	**$ 6,598**
Supplemental Cash Flow Information - Cash paid for		
Interest	$ 4,033	$ 5,034
Income taxes	490	1,025

Note 1 - Nature of Business and Significant Accounting Policies

Basis of Presentation and Consolidation - The consolidated financial statements include the accounts of Huron Community Financial Services, Inc. (the "Corporation") and its wholly owned subsidiary, Huron Community Bank (the "Bank"). The Bank also owns 100 percent of HCB Investments, Inc., which provides insurance products to customers. All significant intercompany transactions and balances have been eliminated. The 000s have been omitted in tabular columns.

Change in Accounting Principle - On January 1, 2008, the Corporation adopted the provisions of EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. EITF 06-4 requires the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Corporation has recognized the effects of applying EITF 06-4 as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of January 1, 2008. Retained earnings decreased and other liabilities increased by $136,000 on January 1, 2008 as a result of the adoption of EITF 06-4. Subsequent changes to the liability recognized by the Corporation are recorded as compensation expense in the consolidated statement of income.

Use of Estimates - In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of investment securities, mortgage servicing rights, impairment of intangible assets, and goodwill.

Nature of Operations - The Bank operates in Iosco, Arenac, and southern Alcona counties in the state of Michigan. The Bank's revenue results primarily from providing real estate and commercial loans and, to a lesser extent, consumer loans. Its primary deposit products are savings and term certificate accounts.

Significant Group Concentrations of Credit Risk - Most of the Corporation's activities are with customers located within the counties of Iosco, Arenac, and Alcona in Michigan. Note 2 discusses the types of securities in which the Corporation invests. Note 3 discusses the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations to any one industry or customer.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Federal funds sold are generally sold for one-day periods.

Securities - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Restricted investment securities include Federal Reserve and Federal Home Loan Bank stock and are carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans - The Corporation grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Michigan. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Off-balance-sheet Instruments - In the ordinary course of business, the Corporation has entered into commitments under commercial letters of credit and standby letters of credit. The Corporation is considered a guarantor when it issues a letter of credit. Accordingly, the Corporation recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken.

Banking Premises and Equipment - Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

The components of other comprehensive income and related tax effects are as follows (000s omitted):

	2008	2007
Unrealized holding (losses) gains on available-for-sale securities	$ (834)	$ 44
Reclassification adjustment for losses realized in income	863	-
Net unrealized gains	29	44
Tax effect	(10)	(15)
Other comprehensive income	$ 19	$ 29

Servicing - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based on the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined by using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Intangible Assets - In connection with certain branch acquisitions, the excess of purchase price over the fair value of net assets acquired has been allocated to core deposit intangibles, which are being amortized over 10 years to 15 years. The amount recorded as core deposit intangibles totaled $344,000 and $573,000 as of December 31, 2008 and 2007, respectively. The carrying amount is net of amortization of $2,941,000 and $2,712,000 as of December 31, 2008 and 2007, respectively. The expected amortization is $229,000 for 2009 and $115,000 for 2010. In connection with the purchase of the bank, the excess of purchase price over fair value of net assets acquired has been allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142 (FAS 142), *Goodwill and Other Intangibles*, which was adopted in January 1, 2002, goodwill is not amortized. The amount recorded as goodwill totaled $405,000 as of December 31, 2008 and 2007.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Earnings per Common Share - Earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period. The number of weighted average common shares outstanding was 590,406 and 592,403 for the years ended December 31, 2008 and 2007, respectively. The Corporation uses the treasury stock method to compute diluted earnings per share, which assumes that proceeds from the assumed exercise of stock options would be used to purchase common stock at the average market price during the period. The dilutive effect of stock options increased average common shares outstanding by 24,242 and 27,081 shares at December 31, 2008 and 2007, respectively.

Note 2 - Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, are as follows (000s omitted):

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 7,502	$ 52	$ -	$ 7,554
Corporate	1,631	-	-	1,631
State and municipal	895	10	(7)	898
Total available-for-sale securities	$ 10,028	$ 62	$ (7)	$ 10,083
Held-to-maturity securities - State and municipal	$ 6,555	$ 92	$ (32)	$ 6,615

Note 2 - Securities (Continued)

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available-for-sale securities:				
U.S. government and federal agency	$ 8,904	$ 19	$ -	$ 8,923
Corporate	2,999	-	(6)	2,993
Mortgage-backed	3	-	-	3
State and municipal	895	14	-	909
Total available-for-sale securities	$ 12,801	$ 33	$ (6)	$ 12,828
Held-to-maturity securities - State and municipal	$ 5,157	$ 57	$ (11)	$ 5,203

At December 31, 2008 and 2007, securities with a carrying value of $7,553,685 and $8,923,000, respectively, were pledged to secure borrowings and public deposits and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2008 follow (000s omitted):

	Available for Sale		Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 8,633	$ 8,694	$ 3,028	$ 3,025
Due in one through five years	395	389	2,299	2,336
Due after five years through 10 years	-	-	1,183	1,209
Due after 10 years	1,000	1,000	45	45
Total	$ 10,028	$ 10,083	$ 6,555	$ 6,615

Note 2 - Securities (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (000s omitted):

	2008			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - State and municipal	$ 7	$ 389	$ -	$ -
Held-to-maturity - State and municipal	$ 13	$ 923	$ 19	$ 161

	2007			
	Less Than 12 Months		Over 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities - Corporate	$ -	$ -	$ 6	$ 493
Held-to-maturity securities - State and municipal	$ 1	$ 45	$ 10	$ 550

Unrealized losses on securities have not been recognized into income because the issuers' bonds are of high credit quality, the Corporation has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is due primarily to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.

Other securities, totaling $1,554,000 and $1,494,000 at December 31, 2008 and 2007, respectively, consist of restricted Federal Home Loan Bank stock and Federal Reserve Bank stock. These stocks are carried at cost, which approximates market value.

Note 3 - Loans

A summary of the balances of loans follows (000s omitted):

	2008	2007
Mortgage loans on real estate - Residential 1-4 family	$ 58,935	$ 63,039
Commercial and commercial real estate	81,224	71,117
Consumer installment loans	13,088	13,768
Total loans	153,247	147,924
Less allowances for loan losses	2,149	2,236
Net loans	$ 151,098	$ 145,688
Allowance for loan losses as a percent of loans	1.40%	1.51%

An analysis of the allowance for loan losses follows (000s omitted):

	2008	2007
Balance - Beginning of year	$ 2,236	$ 2,388
Provision charged to operations	408	150
Loans charged off	(506)	(308)
Loan recoveries	11	6
Balance - End of year	$ 2,149	$ 2,236

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Impaired loans without a valuation allowance	$ 692	$ -
Impaired loans with a valuation allowance	1,166	3,014
Total impaired loans	$ 1,858	$ 3,014
Valuation allowance related to impaired loans	$ 270	$ 455
Total nonaccrual loans	2,766	1,469
Loans 90 days delinquent and still accruing	1,840	513

The following is a summary of information pertaining to impaired loans (000s omitted):

	2008	2007
Average investment in impaired loans	$ 2,463	$ 3,001
Interest income recognized on impaired loans	-	-
Interest income recognized on a cash basis on impaired loans	-	-

No additional funds are committed to be advanced in connection with impaired loans.

Note 3 - Loans (Continued)

The Corporation has had, and expects to have in the future, transactions with the Corporation's executive officers, directors, and their affiliates. Such transactions were made in the ordinary course of business and included extensions of credit, all of which were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in management's opinion, involve more than a normal risk of collectibility or present other unfavorable features. The aggregate amount of such loans attributable to persons who were related parties approximated $5,923,787 at the beginning of 2008 and $5,182,000 at the end of 2008. During 2008, new loans to related parties aggregated $1,031,849 and repayments totaled $89,315.

Note 4 - Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of mortgage and other loans serviced for others were $67,502,568 and $66,421,000 at December 31, 2008 and 2007, respectively.

The balance of capitalized servicing rights, net of valuation allowance, included in other assets at December 31, 2008 and 2007 was $337,000 and $382,000, respectively. The fair value of the capitalized servicing rights approximates the carrying value. The key economic assumptions used in determining the fair value of the mortgage servicing rights include an annual constant prepayment speed (CPR) of 12.27 percent and 13.26 percent for December 31, 2008 and 2007, respectively, and a discount rate of 8.0 percent and 9.0 percent for December 31, 2008 and 2007, respectively.

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances (000s omitted):

	2008	2007
Mortgage servicing rights capitalized	$ 123	$ 89
Mortgage servicing rights amortized	193	143
Valuation allowances:		
Balance at beginning of year	25	25
Balance at end of year	-	25

Note 5 - Bank Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows (000s omitted):

	2008	2007
Buildings and improvements	$ 4,205	$ 4,157
Furniture and fixtures	2,542	2,506
Vault and equipment	300	300
Automobiles	106	135
Land	711	667
Total premises and equipment	7,864	7,765
Accumulated depreciation	(4,323)	(3,992)
Net premises and equipment	$ 3,541	$ 3,773

Depreciation expense for the years ended December 31, 2008 and 2007 amounted to $360,000 and $371,000, respectively.

Note 6 - Deposits

The following is a summary of the distribution of interest-bearing deposits at December 31 (000s omitted):

	2008	2007
NOW accounts	$ 46,100	$ 45,361
Savings	12,756	12,154
Money market demand	995	623
Time:		
Under $100,000	46,069	44,846
$100,000 and over	15,631	16,409
Total interest-bearing deposits	$ 121,551	$ 119,393

Note 6 - Deposits (Continued)

At December 31, 2008, the scheduled maturities of time deposits are as follows (000s omitted):

2009		$	40,881
2010			11,110
2011			7,421
2012			2,288
	Total	$	61,700

Note 7 - Short-term Borrowings

Short-term borrowings include securities sold under agreements to repurchase, which are classified as secured borrowings and generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Note 8 - FHLB Advances

The Bank has advances from Federal Home Loan Bank. Interest rates range from 2.96 percent to 4.95 percent. Interest is payable monthly. The advances are collateralized by approximately $29,500,000 and $34,437,000 of mortgage loans as of December 31, 2008 and 2007, respectively, under a blanket collateral agreement.

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of Federal Home Loan Bank. Future obligations of the advances are as follows at December 31, 2008 (000s omitted):

2009		$	5,000
2010			9,000
2011			2,000
2012			-
2013			1,000
	Total	$	17,000

Note 9 - Income Taxes

The components of the net deferred tax assets, included in other assets, are as follows (000s omitted):

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 643	$ 688
Accrued employee benefits	181	156
Total deferred tax assets	824	844
Deferred tax liabilities:		
Depreciation	123	115
Net unrealized gain on securities available for sale	19	9
Investment in subsidiary	117	130
Prepaid assets	20	23
Other	18	30
Total deferred tax liabilities	297	307
Net deferred tax assets	$ 527	$ 537

Allocation of income taxes between current and deferred portions is as follows (000s omitted):

	2008	2007
Current	$ 324	$ 821
Deferred	-	-

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows (000s omitted):

	2008	2007
Income before income taxes	$ 1,417	$ 3,103
Income tax expense at federal statutory rate of 34 percent	$ 482	$ 1,055
Increases resulting from nondeductible expenses	7	6
Decreases resulting from nontaxable income	(165)	(240)
Net income tax expense	$ 324	$ 821

Note 10 - Benefit Plan

The Corporation has a 401(k) plan whereby a certain percentage of employees' contributions can be matched with discretionary contributions by the Corporation. Contributions to the plan for the years ended December 31, 2008 and 2007 were $78,000 and $73,000, respectively.

Note 11 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair values.

Securities - Fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the issuers.

Loans Receivable - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 11 - Fair Value of Financial Instruments (Continued)

Deposit Liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings - The fair values of the Corporation's other borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Other Financial Instruments - The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments are as follows (000s omitted):

	2008		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,288	$ 5,288	$ 6,598	$ 6,598
Securities	18,192	18,252	19,479	19,525
Loans	151,098	150,968	145,688	147,369
Accrued interest receivable	670	670	817	817
Financial liabilities:				
Demand deposits	20,916	20,916	19,936	19,936
Interest-bearing deposits	121,551	120,784	119,393	117,119
FHLB advances	17,000	17,636	13,000	13,250
Short-term borrowings	5,385	5,219	6,240	6,240
Accrued interest payable	255	255	370	370

Note 12 - Off-balance-sheet Activities

Credit-related Financial Instruments - The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk (000s omitted):

	Contract Amount	
	2008	2007
Unfunded commitments	$ 21,184	$ 20,154

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are used primarily to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved is extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Note 12 - Off-balance-sheet Activities (Continued)

Collateral Requirements - To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its consolidated balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation's consolidated financial statements.

Note 13 - Restrictions on Dividends, Loans, and Advances

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.

Prior approval of the Bank's federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At December 31, 2008, the Bank's retained earnings available for the payment of dividends, without approval from the regulators, totaled $1,284,000. Accordingly, $18,030,514 of the Corporation's investment in the Bank was restricted at December 31, 2008.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank's capital stock and surplus.

Note 14 - Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Bank's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risked-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
(000s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total capital to risk-weighted assets - Bank	$ 20,626	14.5%	$ 11,380	8.0%	$ 14,225	10.0%
Tier 1 capital to risk-weighted assets - Bank	18,842	13.2	5,710	4.0	8,565	6.0
Tier 1 capital to average assets - Bank	18,842	10.1	7,462	4.0	9,328	5.0
As of December 31, 2007						
Total capital to risk-weighted assets - Bank	21,940	17.0	10,325	8.0	12,906	10.0
Tier 1 capital to risk-weighted assets - Bank	20,318	15.7	5,177	4.0	7,765	6.0
Tier 1 capital to average assets - Bank	20,318	11.1	7,322	4.0	9,152	5.0

Note 15 - Stock Option Plan

As of December 31, 2008, the Corporation has two share-based compensation plans which are described below. Options available for grant under the 1996 Nonemployee Director Stock Option Plan, the 1996 Employee Stock Option Plan, and the 1997 Nonemployee Director Discretionary Stock Option Plan have been issued. Some of the options issued under the 1996 and 1997 plans are exercisable by the participants until the end of the contractual terms.

The Corporation's 2005 Nonemployee Director Stock Option Plan and 2005 Employee Stock Option Plan (the "Plans"), which are stockholder approved, permit the grant of stock options for up to 15,000 and 35,000 shares of common stock, respectively. The Corporation believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the entity's stock at the date of grant; those option awards generally vest immediately for nonemployees and over three years for employees and have 10-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The compensation cost that has been charged against income for the Plans was approximately $11,000 and $15,000 for 2008 and 2007, respectively.

The Corporation uses a Black Scholes formula to estimate the calculated value of its share-based payments. The volatility assumption used in the Black Scholes formula is based on the volatility of the Corporation's stock price and dividend payments throughout the year. The Corporation calculated the historical volatility of that using the monthly closing total stock price for the one year immediately prior.

The weighted average assumptions used in the Black Scholes model are noted in the following table. The Corporation uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2008	2007
Calculated volatility	15.99 %	10.15 %
Weighted average dividends	4.64 %	3.91 %
Expected term (in years)	8	8
Risk-free rate	2.28 %	4.50 %

Note 15 - Stock Option Plan (Continued)

A summary of option activity under the Plans for the years ended December 31, 2008 and 2007 is presented below:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	77,989	$ 33.81	84,951	$ 30.80
Options granted	7,667	47.43	4,250	53.75
Options exercised	(11,150)	25.72	(11,212)	22.96
Options outstanding at end of year	74,506	36.43	77,989	33.81
Exercisable at year end	66,223	35.02	72,439	32.56

The weighted average grant date-calculated value of options granted during the years 2008 and 2007 was $4 and $5, respectively.

As of December 31, 2008, there was approximately $15,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted average period of 2.5 years.

Note 16 - Fair Value Measurements

The following tables present information about the Corporation's assets measured at fair value on a recurring basis at December 31, 2008, and the valuation techniques used by the Corporation to determine those fair values.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Corporation's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 16 - Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008 (dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets - Investment securities - Available for sale	$ 631	$ 9,452	$ -	$ 10,083

The Corporation also has assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include held-to-maturity investments and loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections.

Assets Measured at Fair Value on a Nonrecurring Basis (dollars in thousands)

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the Period Ended December 31, 2008
Assets - Impaired loans accounted for under FAS 114	$ 1,166	$ -	$ -	1166	$ 370

Impaired loans accounted for under FAS 114 categorized as Level 3 assets consist of non-homogeneous loans that are considered impaired. The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management's best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

Note 16 - Fair Value Measurements (Continued)

Other assets, including bank-owned life insurance, goodwill, intangible assets, and other assets acquired in business combinations, are also subject to periodic impairment assessments under other accounting principles generally accepted in the United States of America. These assets are not considered financial instruments. Effective February 12, 2008, the FASB issued a staff position, FSP FAS 157-2, which delayed the applicability of FAS 157 to non-financial instruments. Accordingly, these assets have been omitted from the above disclosures.

HURON COMMUNITY FINANCIAL SERVICES, INCORPORATED

June 30, 2009

Huron Community Financial Services, Inc.
Balance Sheet
June 30, 2009

Assets		Current Month	Last Month
Current assets:			
Cash and cash equivalents		$62,352	$39,776
Interest receivable		0	0
Total current assets		62,352	39,776
Investments: Due from HCB		6,389	5,500
Investment in Huron Community Bank		19,683,150	19,544,374
Fixed assets			
Bank premise and equipment (net)		331,497	335,080
Intangible assets:			
Other assets		223	275
Goodwill (net)		405,127	405,127
Total assets		20,488,738	20,330,132
Liabilities			
Current liabilities:			
Acct Payable and Dividend Payable		348,796	1,095
Other current liabilities		(843,771)	(838,771)
Long term liabilities:			
Deferred tax liability		253,610	253,610
Total liabilities		(241,365)	(584,066)
Stockholders Equity			
Contributed capital:			
Common stock, $1 par, authorized - 1,050,000 shares, issued and outstanding - 579,502 shares	579,502		577,602
Additional Payment in Capital- Stock Options	6,389		5,500
Surplus on common stock	18,239,066		18,138,429
Total contributed capital	18,824,957		18,721,531
Retained earnings	1,905,146		2,192,667
Total stockholders equity		20,730,102	20,914,198
Total liabilities and stockholders equity		$20,488,738	$20,330,132

HURON COMMUNITY FINANCIAL SERVICES, INC.
Income Statement
June 30,2009

	Jan	Feb	Mar	Apr	May	Jun	YTD
Operating income:							
Interest income	$0	$0	$0	$0	$0	$0	$0
Equity earn of Sub	140,778	152,805	179,550	155,453	153,644	138,776	921,006
Miscellaneous income	0	0	0	0	0	0	0
Income from operations	140,778	152,805	179,550	155,453	153,644	138,776	921,006
Operating expenses:							
Interest expense	0	0	0	0	0	0	0
Dep exp-Purch acct	3,583	3,583	3,583	3,583	3,583	3,583	21,498
Business Meal & Entertainment	0	0	0	0	3,031	0	3,031
Accounting fees	0	0	0	5,065	0	0	5,065
Legal fees	0	0	2,406	2,710	3,400	11,696	20,211
Pstg & Supplies	0	0	0	5,371	166	0	5,537
Misc expense	52	52	52	52	52	52	312
Goodwill amort	0	0	0	0	0	0	0
Total oper exp	3,635	3,635	6,041	16,780	10,232	15,331	55,654
Income before FIT	137,143	149,170	173,509	138,673	143,412	123,445	865,352
Income tax expense	(1,000)	(1,000)	(3,000)	(5,000)	(3,000)	(5,000)	(18,000)
Net income	138,143	150,170	176,509	143,673	146,412	128,445	$883,352

Consolidated Balance Sheet
Huron Community Financial Services, Inc.
June 30, 2009

ASSETS:	
Cash and Due from Banks	3,801
Investment Securities	21,328
Investment in Subsidiary	0
Due from Huron Community Bank	48
Total Loans	149,408
Allowance for Loan Loss	(2,244)
Net Loans	147,164
Federal Funds Sold	5,827
Bank Premise and Equipment	3,416
Accrued Interest Receivable	746
Intangible Assets	634
Other Assets	6,560
Total Assets	189,524
LIABILITIES & EQUITY	
Total Deposits	144,875
Repurchase Agreements	6,012
Long Term Debt	17,349
Deferred Tax Liability	254
Other Liabilities	155
Total Liabilities	168,645
Preferred Stock	0
Common Stock	580
Surplus	18,244
Undivided Profits	1,018
Income	883
Unreal Gain (Loss) Inv Sec AFS	154
Total Stockholders Equity	20,879
Total Liabilities & Equity	189,524

Consolidated Report of Income
Huron Community Financial Services, Inc.
6/30/2009

	Jan	Feb	Mar	Apr	May	Jun	YTD
Interest on loans & dep.	761.4	715.1	741.4	746.3	749.3	720.5	4,434.0
Interest on investments	63.0	51.1	46.7	50.1	42.8	46.1	299.8
Total interest income	824.4	766.2	788.1	796.4	792.1	766.6	4,733.8
Interest expense	268.3	229.0	250.7	244.4	250.6	239.3	1,482.3
Net interest income	556.1	537.2	537.4	552.0	541.5	527.3	3,251.5
Fees on loans	47.8	91.1	64.5	54.5	67.9	107.8	433.6
Other income	90.4	111.5	152.2	121.2	118.2	160.0	753.5
Other operating income	138.2	202.6	216.7	175.7	186.1	267.8	1,187.1
Salaries & benefits (net)	244.3	241.9	238.4	228.2	246.4	243.1	1,442.3
Fixed expense	77.2	74.7	76.2	77.2	73.8	75.1	454.2
Variable expense	152.1	186.6	169.5	174.6	166.0	261.4	1,110.2
Loan loss provision	31.5	31.5	31.5	53.0	50.0	50.0	247.5
Loss (gain) on Assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating expenses	505.1	534.7	515.6	533.0	536.2	629.6	3,254.2
Net operating income	189.2	205.1	238.5	194.7	191.4	165.5	1,184.4
Amort of intang. assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FIT provision	51.0	55.0	62.0	51.0	45.0	37.0	301.0
Net income	138.2	150.1	176.5	143.7	146.4	128.5	883.4
ROA (YTD)	0.91%	0.94%	1.02%	1.00%	0.99%	0.96%	
ROE (YTD)	8.10%	8.41%	9.04%	8.86%	8.77%	8.55%	
Book Value per Share	35.61	35.85	35.68	35.94	36.21	35.77	
LAST YEAR							
Income	180.20	165.4	167.5	160.5	151.0	114.0	938.6
ROA	0.91%	0.94%	1.02%	1.11%	1.09%	1.03%	
ROE	8.10%	8.41%	9.04%	9.21%	9.01%	8.54%	
Book Value per Share	35.61	35.85	35.68	37.32	37.42	36.92	

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Tawas, State of Michigan, on July 20, 2009.

HURON COMMUNITY FINANCIAL SERVICES, INC.
(Issuer)

By: /s/ Matthew A. Pollard
Matthew A. Pollard, President and CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew A. Pollard Matthew A. Pollard	Director, President and Chief Executive Officer	July 20 2009
/s/ Wayne Bigelow Wayne Bigelow	Treasurer and Director	July 20, 2009

Directors*
Robert M. Beneson
Matthew W. Buresh
David H. Cook
Thomas B. Huck
Monty L. Kruttlin
Alan J. Stephenson

* For each of the above directors pursuant to a power of attorney, a copy of which is provided herewith as Exhibit item 15.

By: /s/ Matthew A. Pollard
Matthew A. Pollard
(Pursuant to a Power of Attorney)

Date: July 20 2009

PART III — EXHIBITS

INDEX TO EXHIBITS

The following documents are filed as exhibits to this offering statement.

Exhibit Number	Exhibit Description	Page Number
2.1	Amended Articles of Incorporation of Huron Community Financial Services, Inc.	178
2.2	By-Laws of Huron Community Financial Services, Inc.	211
3.1	Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan	219
3.2	Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan	229
3.3	Huron Community Bank Amended and Rested Deferred Compensation Plan for Outside Directors	246
3.4	Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan	256
4.1	Subscription agreement	261
4.2	Dividend Reinvestment Plan Enrollment Form	267
6.1	Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan*	
6.2	Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan**	
6.3	Huron Community Bank Amended and Rested Deferred Compensation Plan for Outside Directors***	
6.4	Huron Community Financial Services, Inc. Automatic Dividend Reinvestment Plan****	
10.1	Consent of Plante & Moran, PLLC	270
10.2	Consent of Austin Associates, LLC	272
10.3	Consent of Shumaker, Loop & Kendrick, LLP*****	
11	Opinion re legality	274
15	Power of Attorney	278

* Incorporated by reference to Exhibit 3.1
** Incorporated by reference to Exhibit 3.2
*** Incorporated by reference to Exhibit 3.3
**** Incorporated by reference to Exhibit 3.4
***** Incorporated by reference to Exhibit 11

EXHIBIT 2.1 AMENDED ARTICLES OF INCORPORATION OF HURON COMMUNITY FINANCIAL SERVICES, INC.

UNITED STATES OF AMERICA

The State of Michigan

Department of Energy, Labor & Economic Growth

Lansing, Michigan

This is to Certify that the annexed copy has been compared by me with the record on file in this Department and that the same is a true copy thereof.

This certificate is in due form, made by me as the proper officer, and is entitled to have full faith and credit given it in every court and office within the United States.

In testimony whereof, I have hereunto set my hand, in the City of Lansing, this 13th day of July, 2009

Sent by Facsimile Transmission

991305

Andrew L. Metcalf Jr., Director

Bureau of Commercial Services

MICHIGAN DEPARTMENT OF COMMERCE — CORPORATION AND SECURITIES BUREAU

(FOR BUREAU USE ONLY)

Date Received

MAY 18 1989

FILED

MAY 24 1989

Administrator
MICHIGAN DEPT OF COMMERCE
Corporation & Securities Bureau

RESTATED ARTICLES OF INCORPORATION

For use by Domestic Profit Corporations

(Please read Instructions and Paperwork Reduction Act notice on last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, as amended, the undersigned corporation executes the following Articles:

1. The present name of the corporation is: HURON COMMUNITY FINANCIAL SERVICES, INC.
2. The corporation identification number (CID) assigned by the Bureau is: 379-573
3. All former names of the corporation are:
4. The date of filing the original Articles of Incorporation was: September 23, 1988

The following Restated Articles of Incorporation supersede the Articles of Incorporation as amended and shall be the Articles of Incorporation for the corporation:

ARTICLE I

The name of the corporation is:

HURON COMMUNITY FINANCIAL SERVICES, INC.

ARTICLE II

The purpose or purposes for which the corporation is organized is to engage in any activity within the purposes for which corporations may be organized under the Business Corporation Act of Michigan

ARTICLE III

The total authorized capital stock is:

1. ~~Common shares ______ Par Value Per Share $ ______~~

   ~~Preferred shares ______ Par Value Per Share $ ______~~

~~and/or shares without par value as follows:~~

2. ~~Common shares ______ Stated Value Per Share $ ______~~

   ~~Preferred shares ______ Stated Value Per Share $ ______~~

3. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

See Attachment A.

ARTICLE IV

1. The address of the current registered office is:

   301 Newman Street (Street Address) East Tawas (City), Michigan 48730 (ZIP Code)

2. The mailing address of the current registered office if different than above:

   Same (P.O. Box) ______ (City), Michigan ______ (ZIP Code)

3. The name of the current resident agent is: Robert M. Beneson

ARTICLE V (Optional. Delete if not applicable.)

When a compromise or arrangement or a plan of reorganization of this corporation is proposed between this corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or shareholder thereof, or on application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing ¾ in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all the shareholders or class of shareholders and also on this corporation.

ARTICLE VI (Optional. Delete if not applicable.)

Any action required or permitted by the act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders who have not consented in writing.

ARTICLE VII (Additional provisions, if any, may be inserted here; attach additional pages if needed.)

See Attachment B.

5. COMPLETE SECTION (a) IF THE RESTATED ARTICLES WERE ADOPTED BY THE UNANIMOUS CONSENT OF THE INCORPORATORS BEFORE THE FIRST MEETING OF THE BOARD OF DIRECTORS; OTHERWISE, COMPLETE SECTION (b)

a. ☐ These Restated Articles of Incorporation were duly adopted on the ______ day of __________, 19______, in accordance with the provisions of Section 642 of the Act by the unanimous consent of the incorporators before the first meeting of the Board of Directors.

Signed this ______ day of ______________________________, 19______

______________________ ______________________

______________________ ______________________

(Signatures of all incorporators; type or print name under each signature)

b. ☒ These Restated Articles of Incorporation were duly adopted on the 4TH day of MAY, 1989, in accordance with the provisions of Section 642 of the Act and: (check one of the following)

☐ were duly adopted by the Board of Directors without a vote of the shareholders. These Restated Articles of Incorporation only restate and integrate and do not further amend the provisions of the Articles of Incorporation as heretofore amended and there is no material discrepancy between those provisions and the provisions of these Restated Articles.

☐ were duly adopted by the shareholders. The necesssary number of shares as required by statute were voted in favor of these Restated Articles.

☐ were duly adopted by the written consent of the shareholders having not less than the minimum number of votes required by statute in accordance with Section 407(1) and (2) of the Act. Written notice to shareholders who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.)

☒ were duly adopted by the written consent of all the shareholders entitled to vote in accordance with Section 407(3) of the Act.

Signed this 4TH day of MAY, 1989

By Robert M. Beneson
(Signature)

Robert M. Beneson President
(Type or Print Name and Title)

CSB-510 (Rev. 1-84)

DOCUMENT WILL BE RETURNED TO NAME AND MAILING ADDRESS INDICATED IN THE BOX BELOW. Include name, street and number (or P.O. box), city, state and ZIP code.

Name of person or organization remitting fees:

____

Preparer's name and business telephone number:

Thomas B. Huck, P.C.

(517) 362-4447

THOMAS B. HUCK, P.C.
Attorney at Law
314 Newman Street
East Tawas, Michigan 48730

INFORMATION AND INSTRUCTIONS

1. This form is issued under the authority of Act 284, P.A. of 1972, as amended. The articles of incorporation cannot be restated until this form, or a comparable document, is submitted.
2. Submit one original copy of this document. Upon filing, a microfilm copy will be prepared for the records of the Corporation and Securities Bureau. The original copy will be returned to the address appearing in the box above as evidence of filing.

   Since this document must be microfilmed, it is important that the filing be legible. Documents with poor black and white contrast, or otherwise illegible, will be rejected.
3. This document is to be used pursuant to sections 641 through 643 of the Act for the purpose of restating the articles of incorporation of a domestic profit corporation. Restated articles of incorporation are an integration into a single instrument of the current provisions of the corporation's articles of incorporation, along with any desired amendments to those articles.
4. Restated articles of incorporation which do not amend the articles of incorporation may be adopted by the board of directors without a vote of the shareholders. Restated articles of incorporation which amend the articles of incorporation require adoption by the shareholders. Restated articles of incorporation submitted before the first meeting of the board of directors require adoption by all of the incorporators.
5. Item 2 — Enter the identification number previously assigned by the Bureau. If this number is unknown, leave it blank.
6. The duration of the corporation should be stated in the restated articles of incorporation only if it is not perpetual.
7. This document is effective on the date approved and filed by the Bureau. A later effective date, no more than 90 days after the date of delivery, may be stated.
8. If the restated articles are adopted before the first meeting of the board of directors, this document must be signed in ink by all of the incorporators. If the restated articles merely restate and integrate the articles, but do not amend, this document must be signed in ink by an authorized officer or agent of the corporation. If the restated articles amend the articles of incorporation, this document must be signed in ink by the president, vice-president, chairperson, or vice-chairperson.
9. FEES: Filing fee (Make remittance payable to State of Michigan)........................ $10.00

   Franchise fee (payable only if authorized capital stock has increased) — ½ mill (.0005) on each dollar of increase over highest previous authorized capital stock.
10. Mail form and fee to:

    Michigan Department of Commerce, Corporation and Securities Bureau, Corporation Division, P.O. Box 30054, Lansing, MI 48909, Telephone (517) 373-0493

ATTACHMENT A

ARTICLE III subparagraph 1

The maximum number of Common Shares which the Corporation is authorized to have outstanding is 350,000, each of which shall have a par value of One Dollar ($1.00) per share. Each such share shall be subject to the expressed terms of the Preferred Shares as set forth below.

ARTICLE III subparagraph 2

In addition, the Corporation shall have a maximum number of 20,000 Preferred Shares. each of which shall have a par value of One Hundred Dollars ($100) per share. The expressed terms and conditions of the Preferred Shares are as follows:

Section A. The holders of the outstanding Preferred Shares shall be entitled to receive, out of any funds legally available therefor, cash dividends at the "Preferred Interest Rate" (as defined below) on the par value thereof, and no more, payable semiannually on the 31st day of January and the 31st day of July in each year when and as declared by the Board of Directors of the Corporation. As used herein, "Preferred Interest Rate" shall mean the base or prime lending rate then currently charged by Cole-Taylor Bank of Chicago, Illinois, plus one percent (1%). Such dividends shall accrue on each such share from the date of its original issuance and shall accrue from day to day, whether or not earned or declared. Such dividends shall be cumulative so that if such dividends in respect of any previous annual dividend period at the Preferred Interest Rate shall not have been paid on

or declared and set apart for all Preferred Shares at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before any dividend or other distribution shall be paid on or declared or set apart for the Common Shares.

Section B. Upon any dissolution, liquidation or winding up of the Corporation, the holders of Preferred Shares shall be entitled to receive, before any payment shall be made to the holders of Common Shares, the sum of One Hundred Dollars ($100) per share together with, in all cases, all past accumulated and unpaid dividends. The consolidation or merger of the Corporation at any time or from time to time, with any other corporation or corporations, or the sale of all or substantially all of the assets of the Corporation shall not be construed as a dissolution, liquidation or winding up of the Corporatin within the meaning of this paragraph. After payment of the full preferential amounts set forth above, the holders of Preferred Shares shall not be entitled to any further participation in any distribution of the assets or funds of the Corporation, and the remaining assets and funds of the Corporation shall be divided and distributed among the holders of the Common Shares then outstanding according to their respective interests.

Section C. The Preferred Shares at any time outstanding may be redeemed by the Corporation, in whole or in part, at any time and from time to time, at the option of the Board of Directors upon not less than ten (10) days prior written notice to the holders of record of the Preferred Shares to be redeemed, at One

Hundred Dollars ($100) per Share plus an amount equal to the past accumulated and unpaid dividends as of the redemption date. If such notice is given by mail, it shall be deemed received by the shareholder from whom redemption is to be made when deposited by the Corporation by certified mail, return receipt requested, postage prepaid, and addressed to the last known address of such shareholder. If less than all of the Preferred Shares are to be redeemed, the redemption may be made either by lot or pro rata or by such other method as the Board of Directors in its discretion may determine. If such notice of redemption shall have been duly given and if, on or before the redemption date specified in such notice, all funds necessary for such redemption shall have been set aside so as to be available therefore; then notwithstanding that any certificate for Preferred Shares so called for redemption shall cease to accrue and all rights with respect to such Preferred Shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable upon redemption thereof, but without any further interest.

Section D. Except as herein otherwise expressly provided, or as otherwise expressly provided by the laws of the State of Michigan, the holders of Common Shares shall exclusively possess all of the voting power of the Corporation for the election of directors and for all other purposes, and the holders of the Preferred Shares shall have no voting power and no holder thereof shall be entitled to receive notice of any meeting of shareholders.

ARTICLE III subparagraph 3

All references to Share or Shares of stock of the corporation in Article III subparagraph 3 shall include both the common stock and the preferred stock of the corporation.

Section A. General Restriction on Transfer of Shares. Except as otherwise provided in this Article III, no Share or Shares of stock of the corporation shall be sold, given, assigned, bequeathed or otherwise transferred, voluntarily or involuntarily, by any shareholder, his executor, administrator, trustee in bankruptcy, receiver or other legal representative, or by any other person owning or holding any Share or Shares of stock of the corporation, nor shall any Share or Shares of stock of the corporation be sold or otherwise transferred by operation or any act or process of law or equity, to any person, firm or corporation whomsoever, including a shareholder of the corporation, unless and until such Share or Shares of stock shall first have been offered for sale to the corporation, and in the event the corporation fails to accept said offer, to the incorporators of the corporation, on a pro rata basis, all in the manner and upon the terms and conditions hereinafter provided. This general restriction shall not apply to a transfer, by whatever means, to a spouse or lineal descendent of the shareholder, a corporation, partnership or trust controlled by

the shareholder or to a trust or to a court appointed fiduciary for the benefit of such persons.

Section B. Recognition of Transferees. Any person becoming the owner or holder of any Share or Shares of stock of the corporation by purchase, gift, assignment, bequest or other transfer, or by distribution of the estate of a decedent, bankrupt or of an insolvent, however liquidation of the estate of the latter be made, or by purchase upon foreclosure of a pledge or hypothecation, whether pursuant to sale or otherwise, or by purchase at execution or other judicial sale, or by operation of any act or process or equity, which were not first offered for sale to the corporation and to the incorporators of the corporation, as the case may be, before such acquisition under the circumstances and in the manner and upon the terms and conditions hereinbefore and hereinafter provided, shall first be required to offer the same for sale to the corporation, and in the event the corporation fails to accept said offer, to the incorporators of the corporation, on a pro rata basis, all in the manner and upon the terms and conditions hereinafter provided.

Section C. Offer for Sale to Corporation. Any shareholder who desires to sell or otherwise transfer any or all of his Shares of stock of the corporation shall first offer the same for sale to the corporation by giving to the corporation written notice, delivered to the President or Secretary of the corporation, designating (1) the number of Shares of stock desired to be sold or otherwise transferred, or the number of

Shares received by present holder without the same having first been offered for sale as provided herein, as the case may be; (2) the name, address and per share purchase price, as hereinafter defined, offered by the proposed third-party purchaser of the Shares of stock desired to be sold or transferred, and the terms of the proposed sale or transfer; and (3) the number of the certificate or certificates therefor.

Section D. Acceptance of Offer by Corporation. The Board of Directors of the corporation shall within thirty (30) days after receipt of said offer of sale (or within one hundred twenty (120) days after receipt if acceptance of the offer by the corporation requires prior regulatory approval) notify the offeror in writing whether it desires to purchase the stock so offered for the sale on the terms and at the purchase price as hereinafter defined. In the event that the Board of Directors notifies the offeror of its acceptance of the offer for sale, said notification shall specify a date not less than five (5) nor more than fifteen (15) days after the date of such notice as the date on which the stock will be taken up and payment made therefor at the office of the corporation. Upon the consumation of the purchase and payment of the price therefor and delivery of the cash payment hereinafter provided for, the shareholder shall deliver to the corporation a certificate for the stock purchased, which shall thereafter be held as Treasury Stock or shall be retired, as the Board of Directors shall direct. If the corporation shall not purchase and pay for all of the Shares so

offered for sale, it shall be deemed to have rejected said offer.

Section E. Failure of Corporation to Purchase. Upon receipt of written notice of the corporation's refusal to purchase the Share or Shares offered to it for sale, or if the corporation shall not purchase and pay for such Share or Shares of stock at the determined purchase price and upon the terms and conditions and within the time limitations hereinbefore prescribed, then the shareholder who desires to sell shall then offer in writing to sell said Shares to the incorporators of the corporation on a pro rata basis at the same purchase price and upon the same terms as that offered to the corporation. The written notice of offer to the incorporators of the corporation shall contain the information set forth in Section C hereof. Within thirty (30) days after receiving said notice to incorporators, such incorporators may, at their option, elect to purchase the Shares so offered at the purchase price and upon the terms offered thereby. Each such purchasing incorporator shall be entitled to purchase Shares of the selling stockholders in the same proportion that the number of shares of common stock then held by such purchasing incorporators bears to the total number of shares of common stock held by all purchasing incorporators.

Section F. Failure of Incorporators to Purchase. Upon the expiration of thirty (30) days following the receipt by the incorporators of the written notice provided in Section E. hereof, if and to the extent that the Shares so offered to the incorporators have not been accepted for purchase by the

incorporators, then the owner or holder of such Share or Shares of stock may sell or otherwise transfer the same to, and only to, the proposed transferee, at the offered price and upon the offered terms, but if said sale or transfer is not made within thirty (30) days after the incorporators' right to purchase said Shares expires, the provisons of this Article III shall again apply.

Section G. Purchase Price. The term "purchase price" as used in this Article III will be determined as applicable in the following described manner. If a shareholder desires to sell and transfer Shares of this corporation pursuant to a written bona fide offer to purchase received by the shareholder from an unrelated third party in an arms length transaction, the terms of the purchase and the purchase price at which the corporation, and the incorporators, as the case may be, shall be entitled to purchase the Shares proposed to be transferred shall be the same price and on the same terms at which the shareholder desires to sell and transfer Shares of this corporation to the third party making such offer. If the proposed transfer is a transfer not pursuant to a bona fide third party, the purchase by the corporation or the incorporators, as the case may be, shall be at a price equal to the net book value of such shares on the last day of the month preceding the month in which such notice is received, as determined by the independent auditors then serving the corporation.

Section H. Payment of Purchase Price. The purchase price to be paid by the corporation or the incorporators, and the terms

upon which it is purchased, when purchasing stock pursuant to the provisions of this Article III, shall be payable in cash in full, unless otherwise agreed between the parties, on the date of the settlement for and delivery of the Shares.

Section I. General Intent of Restrictions on Transfer. In all cases, neither the corporation nor the incorporators shall be required to accept any offer for the sale of any Share or Shares of stock of the corporation. Failure of the corporation or the incorporators to purchase any Share or Shares of stock offered for sale and the sale or transfer thereof to any other person, firm or corporation, shall not, as to any future sale or other transfer of said Share or Shares of stock or of any Share or Shares of stock issued in lieu thereof, discharge any such Share or Shares of stock from any of the obligations and restrictions contained in these Articles, it being the intent that all restrictions herein contained and hereby imposed upon any and all sales or other transfers of Shares of stock of the corporation shall apply to all Shares of stock, whensoever, howsoever or by whomsoever acquired, unless so excepted in Section A. of Article III in the hands of all owners or holders, whether original shareholders or subsequent purchasers or transferees and whether acquired through the voluntary or involuntary act of a shareholder or his legal representative or by operation of law and whether a part of the first authorized issue or any of subsequent or increased issue.

Section J. Endorsement on Stock Certificates. The

corporation shall endorse on the certificate or certificates of stock now held or hereafter issued, while the foregoing restrictions on transfer are in force the following:

> "~~The sale~~ or other transfer of this certificate is subject to the restrictions set out in the Articles of Incorporation of this corporation as stated in Article III, which are on file at the office of the Secretary of the corporation."

ATTACHMENT B

ARTICLE VII

No sale, merger, consolidation or similar transaction shall be effected or consumated unless:

1) Authorized and approved by the Board of Directors and authorized and approved by the affirmative vote of the holders of not less than 66 2/3 of the outstanding voting stock voting together as a single class;

Or

2) Authorized and approved by the affirmative vote of the holders of not less than 80% of the outstanding voting stock voting together as a single class.

ARTICLE VIII

The number of directors which shall constitute the whole board shall be nine (9), divided into three (3) classes of three (3) directors each. The term of office of the directors of the first class shall expire at the first annual meeting of the shareholders after their election; the term of office of the second class shall expire at the second annual meeting of shareholders after their election; and the term of office of the third class shall expire at the third annual meeting of shareholders after their election. At each annual meeting after the first annual meeting of shareholders, three (3) directors

shall be elected to hold office until the third succeeding annual meeting following their election.

ARTICLE IX

Notwithstanding any other provisions of these Articles of Incorporation (and notwithstanding the fact that a lesser percentage vote may be required by law or other provisions of these Articles of Incorporation) the provisions of Article III subparagraph 3, Article VII, Article VIII and Article IX, may not be repealed, amended, supplemented or otherwise modified, unless:

1) the Board of Directors (by a majority vote) recommends such repeal, amendment, supplement or modification and such repeal, amendment, supplement or modification is approved by the affirmative vote of the holders of not less than 66 2/3% of the outstanding voting stock; or

2) such repeal, amendment, supplement or modification if approved by the affirmative vote of holders of not less than 80% of the outstanding voting stock voting together as a single class.

ARTICLE X

The names and addresses of the incorporators are as follows:

Robert M. Beneson	301 Newman St	East Tawas, MI
Alan J. Stephenson	310 Newman St	East Tawas, MI
Thomas B. Huck	314 Newman St	East Tawas, MI
James H. Gowenlock	4024 N. US 23	Oscoda, MI
Robert W. Elliott, Jr.	1316 Tawas Beach Rd	East Tawas, MI
Howard Look	125 W. M-55	Tawas City, MI
Richard M. Harris	107 Wilkinson St	East Tawas, MI
Earl T. O'Loughlin	1226 Tawas Beach Rd	East Tawas, MI

Phyllis A. Stonehouse	505 Grant St	East Tawas, MI
Leo D. Marciniak	4701 Williams	Oscoda, MI
Suzanne Krumbach	1874 E. Pine Tr	East Tawas, MI
Gary J. Bailey	919 Jay St	East Tawas, MI
James W. Reynolds	4541 Hillcrest Ave	Oscoda, MI
Patricia Sandusky	1571 M-55	Tawas City, MI
Craig M. Roberts	301 Newman St	East Tawas, MI
Diane M. Veldhuis	512 E. Lincoln St	East Tawas, MI

C&S 515 (Rev. 8/96)

MICHIGAN DEPARTMENT OF CONSUMER AND INDUSTRY SERVICES
CORPORATION, SECURITIES AND LAND DEVELOPMENT BUREAU

Date Received: MAY 1 9 1997

(FOR BUREAU USE ONLY)

097AM7242 0519 ORG&FI $10.00

FILED

MAY 2 1 1997

Administrator
MI DEPARTMENT OF CONSUMER & INDUSTRY SERVICES
CORPORATION, SECURITIES & LAND DEVELOPMENT BUREAU

EFFECTIVE DATE:

David D. Warner
Jaffe, Raitt, Heuer & Weiss
One Woodward Ave Ste 2400
Detroit, MI 48226-3418

Document will be returned to the name and address you enter above

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by Domestic Profit and Nonprofit Corporations
(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972 (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate:

1. The present name of the corporation is: HURON COMMUNITY FINANCIAL SERVICES, INC.

2. The identification number assigned by the Bureau is: 379 – 573

3. The location of the registered office is:

   301 Newman St, East Tawas, Michigan 48730-

4. Articles VII and IX of the Articles of Incorporation are hereby amended to read as set forth in Attachment A.

   See Attachment A

Gm

5. **(For profit corporations, and for nonprofit corporations whose articles state the corporation is organized on a stock or membership basis.)**

The foregoing amendment to the Articles of Incorporation was duly adopted on the 14th day of May, 1997 by the shareholders if a profit corporation, or by the shareholders or members if a nonprofit corporation (check one of the following)

☒ at a meeting. The necessary votes were cast in favor of the amendment.

☐ by written consent of the shareholders or members having not less than the minimum number of votes required by statute in accordance with Section 407(1) and (2) of the Act if a nonprofit corporation, or Section 407(1) of the Act if a profit corporation. Written notice to shareholders or members who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders or members is permitted only if such provision appears in the Articles of Incorporation.)

☐ by written consent of all the shareholders of members entitled to vote in accordance with Section 407(3) of the Act if a nonprofit corporation, or Section 407(2) of the Act if a profit corporation.

Signed this 14th day of May, 1997

By: [signature]
(Signature of President, Vice-President, Chairperson or Vice-Chairperson)

Robert M. Beneson, President

ATTACHMENT A

ARTICLE VII

In addition to any other vote required by law or these Articles of Incorporation, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting as a single class, shall be required to approve any (i) merger or consolidation to which the Corporation or any subsidiary of the Corporation is a party (except a merger or consolidation involving only subsidiaries of the Corporation, or a merger or consolidation of the Corporation wherein no vote of shareholders is required pursuant to the Michigan Business Corporation Act) or (ii) sale, lease, transfer or other disposition, whether in one transaction or a series of related transactions, of all or substantially all of the Corporation's or a subsidiary's assets.

ARTICLE IX

Notwithstanding any other provisions of these Articles of Incorporation (and notwithstanding the fact that a lesser percentage vote may be required by law or other provisions of these Articles of Incorporation) the provisions of Article III subparagraph 3, Article VII, Article VIII and Article IX, may not be repealed, amended, supplemented or otherwise modified, unless:

1) the Board of Directors (by a majority vote) recommends such repeal, amendment, supplement or modification and such repeal, amendment, supplement or modification is approved by the affirmative vote of the holders of not less than 66 2/3% (for such matters involving Article VII, 80%) of the outstanding voting stock; or

2) such repeal, amendment, supplement or modification is approved by the affirmative vote of holders of not less than 80% of the outstanding voting stock voting together as a single class.

C&S515 (Rev. 10/98)

MICHIGAN DEPARTMENT OF CONSUMER AND INDUSTRY SERVICES
CORPORATION, SECURITIES AND LAND DEVELOPMENT BUREAU

Date Received		(FOR BUREAU USE ONLY) This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Name
David D. Warner
Address
One Woodward Avenue, Suite 2400
City / State / Zip Code
Detroit, MI 48226-3418

EFFECTIVE DATE:

Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office.

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by Domestic Profit and Nonprofit Corporations
(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972 (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate:

1. The present name of the corporation is: **Huron Community Financial Services, Inc.**

2. The identification number assigned by the Bureau is: **379 -- 573**

3. Article III of the Articles of Incorporation is hereby amended to read as follows:

See Attachment A.

COMPLETE ONLY ONE OF THE FOLLOWING:

4. (For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees.)

The foregoing amendment to the Articles of Incorporation was duly adopted on the ____________ day of ________________, ____________, in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees.

Signed this __________ day of __________________, __________

(Signature)	(Signature)
(Type or Print Name)	(Type or Print Name)
(Signature)	(Signature)
(Type or Print Name)	(Type or Print Name)

5. (For profit and nonprofit corporations whose Articles state the corporation is organized on a stock or on a membership basis.)

The foregoing amendment to the Articles of Incorporation was duly adopted on the 21st day of May, 2001, by the shareholders if a profit corporation, or by the shareholders or members if a nonprofit corporation (check one of the following)

- [x] at a meeting the necessary votes were cast in favor of the amendment.
- [ ] by written consent of the shareholders or members having not less than the minimum number of votes required by statute in accordance with Section 407(1) and (2) of the Act if a nonprofit corporation, or Section 407(1) of the Act if a profit corporation. Written notice to shareholders or members who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders or members is permitted only if such provision appears in the Articles of Incorporation.)
- [ ] by written consent of all the shareholders or members entitled to vote in accordance with section 407(3) of the Act if a nonprofit corporation, or Section 407(2) of the Act if a profit corporation.
- [ ] by the board of a profit corporation pursuant to section 611(2).

Profit Corporations	Nonprofit and Professional Service Corporations
Signed this 21 day of May, 2001	Signed this _____ day of ______________, ______
By [signature] (Signature of an authorized officer or agent)	By ______________ (Signature of President, Vice-President, Chairperson or Vice-Chairperson)
Robert M. Beneson, President (Type or Print Name)	(Type or Print Name) (Type or Print Title)

ATTACHMENT A

ARTICLE III subparagraph 1

The maximum number of Common Shares which he Corporation is authorized to have outstanding is one million (1,000,000), each of which shall have a par value of one Dollar ($1.00) per share. Each such share shall be subject to the expressed terms of the Preferred Shares as set forth below.

ARTICLE III subparagraph 2

In addition, the Corporation shall have a maximum number of 20,000 Preferred Shares. each of which shall have a par value of One Hundred Dollars ($109) per share. The expressed terms and conditions of the Preferred Shares are as follows:

Section A. The holders of the outstanding Preferred Shares shall be entitled to receive, out of any funds legally available therefor, cash dividends at the "Preferred Interest Rate (as defined below) on the par value thereof, and no more, payable semiannually on the 31st day of January and the 31st day of July in each year when and as declared by the Board of Directors of the Corporation. As used herein, "Preferred Interest Rate" shall mean the base or prime lending rate then currently charged by Cole-Taylor Bank of Chicago, Illinois, plus one percent (1%). Such dividends shall accrue on each such share from the date of its original issuance and shall accrue from day to day, whether or not earned or declared. Such dividends shall be cumulative so that if such dividends in respect of any previous annual dividend period at the Preferred Interest Rate shall not have been paid on or declared and set apart for all

Preferred Shares at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before any dividend or other distribution shall be paid on or declared or set apart for the Common Shares.

Section B. Upon any dissolution, liquidation or winding up of the Corporation, the holders of Preferred Shares shall be entitled to receive, before any payment shall be made to the holders of Common Shares, the sum of One Hundred Dollars ($100) per share together with, in all cases, all past accumulated and unpaid dividends. The consolidation or merger of the Corporation at any time or from time to time, with any other corporation or corporations, or the sale of all or substantially all of the assets of the Corporation shall not be construed as a dissolution, liquidation or winding up of the Corporation within the meaning of this paragraph. After payment of the full preferential amounts set forth above, the holders of Preferred Shares shall not be entitled to any further participation in any distribution of the assets or funds of the Corporation, and the remaining assets and funds of the Corporation shall be divided and distributed among the holders of the Common Shares then outstanding according to their respective interests.

Section C. The Preferred Shares at any time outstanding may be redeemed by the Corporation, in whole or in part, at any time and from time to time, at the option of the Board of Directors upon not less than ten (10) days prior written notice to the holders of record of the Preferred Shares to be redeemed, at one Hundred Dollars ($100) per Share plus an amount equal to the past accumulated and unpaid dividends as of the redemption date. If such notice is given by mail, it shall be deemed received by the

shareholder from whom redemption is to be made when deposited by the Corporation by certified mail, return receipt requested, postage prepaid, and addressed to the last known address of such shareholder. If less than all of the Preferred Shares are to be redeemed, the redemption may be made either by lot or pro rata or by such other method as the Board of Directors in its discretion may determine. If such notice of redemption shall have been duly given and if, on or before the redemption date specified in such notice, all funds necessary for such redemption shall have been set aside so as to be available therefore; then notwithstanding that any certificate for Preferred Shares so called for redemption shall cease to accrue and all rights with respect to such Preferred Shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable upon redemption thereof, but without any further interest.

Section D. Except as herein otherwise expressly provided, or as otherwise expressly provided by the laws of the State of Michigan, the holders of Common Shares shall exclusively possess all of the voting power of the Corporation for the election of Preferred Shares shall have no voting power and no holder thereof shall be entitled to receive notice of any meeting of share holders.

ATTACHMENT A

ARTICLE III subparagraph 3

All references to Share or Shares of stock of the corporation in Article III subparagraph 3 shall include both the common stock and the preferred stock of the corporation.

Section A. General Restriction on Transfer of Shares. Except as otherwise provided in this Article III, no Share or Shares of stock of the corporation shall be sold, given, assigned, bequeathed or otherwise transferred, voluntarily or involuntarily, by any shareholder, his executor, administrator, trustee in bankruptcy, receiver or other legal representative, or by any other person owning or holding any Share or Shares of stock of the corporation, nor shall any Share or Shares of stock of the corporation be sold or otherwise transferred by operation or any act or process of law or equity, to any person, firm or corporation whomsoever, including a shareholder of the corporation whomsoever, unless and until such Share or Shares of stock shall first have been offered for sale to the corporation, and in the event the corporation fails to accept said offer, to the incorporators of the corporation, on a pro rata basis, all in the manner and upon the terms and condition hereinafter provided. This general restriction shall not apply to a transfer, by whatever means, to a spouse or lineal descendent of the shareholder, a corporation, partnership or trust controlled by the shareholder or to a trust or to a court appointed fiduciary for the benefit of such persons.

Section B. Recognition of Transferees. Any person becoming the owner or holder of any Share or Shares of stock of the corporation by purchase, gift, assignment, bequest or other transfer, or by distribution of the estate of a decedent, bankrupt or of an insolvent, however liquidation of the estate of the latter be made, or by purchase upon foreclosure of a pledge or hypothecation, whether pursuant to sale or otherwise, or by purchase at execution or other judicial sale, or by operation of any act or process or equity, which were not first offered for sale to the corporation and to the incorporators of the corporation, as the case may be, before such acquisition under the circumstances and in the manner and upon the terms and conditions hereinbefore and hereinafter provided, shall first be required to offer the same for sale to the corporation, and in the event the corporation fails to accept said offer, to the incorporators of the corporation, on a pro rata basis, all in the manner and upon the terms and conditions hereinafter provided.

Section C. Offer for Sale to Corporation. Any shareholder who desires to sell or otherwise transfer any or all of his Shares of stock of the corporation shall first offer the same for sale to the corporation by giving to the corporation written notice, delivered to the President or Secretary of the corporation, designating (1) the name of Shares of stock desired to be sold or otherwise transferred, or the number of Shares received by present holder without the same having first been offered for sale as provided herein, as the case may be; (2) the name, address and per share purchase price, as hereinafter defined, offered by the proposed third party purchaser of the

Shares of stock desired to be sold or transferred, and the terms of the proposed sale or transfer; and (3) the number of the certificate or certificates therefor.

Section D. Acceptance of Offer by Corporation. The Board of Directors of the corporation shall within thirty (30) days after receipt of said offer of sale (or within one hundred twenty (120) days after receipt if acceptance of the offer by the corporation requires prior regulatory approval) notify the offeror in writing whether it desires to purchase the stock so offered for the sale on the terms and at the purchase price as hereinafter defined. In the event that the Board of Directors notifies the offeror of its acceptance of the offer for sale, said notification shall specify a date not less than five (5) nor more than fifteen (15) days after the date of such notice as the date on which the stock will be taken up and payment made therefor at the office of the corporation. Upon the consummation of the purchase and payment of the price therefor and delivery of the cash payment hereinafter provided for, the shareholder shall deliver to the corporation a certificate for the stock purchased, which shall thereafter be held as Treasury Stock or shall be retired, as the Board of Directors shall direct. If the corporation shall not purchase and pay for all of the Shares so offered for sale, it shall be deemed to have rejected said offer.

Section E. Failure of Corporation to Purchase. Upon receipt of written notice of the corporation's refusal to purchase the Share or Shares offered to it for sale, or if the corporation shall not purchase and pay for such Share or Shares of stock at the determined purchase price and upon the terms and conditions and within the time limitations hereinbefore prescribed, then the shareholder who desires to sell shall then

offer in writing to sell said Shares to the incorporators of the corporation on a pro rata basis at the same purchase price and upon the same terms as that offered to the corporation. The written notice of offer to the incorporators of the corporation shall contain the information set forth in Section C hereof. Within thirty (30) days after receiving said notice to the incorporators, such incorporators may, at their option, elect to purchase the Shares so offered at the purchase price and upon the terms offered thereby. Each such purchasing incorporator shall be entitled to purchase Shares of the selling stockholders in the same proportion that the number of shares of common stock then held by such purchasing incorporators bears to the total number of shares of common stock held by all purchasing incorporators.

Section F. Failure of Incorporators to Purchase. Upon the expiration of thirty (30) days following the receipt by the incorporators of the written notice provided in Section E hereof, if and to the extent that the Shares so offered to the incorporators have not been accepted for purchase by the incorporators, then the owner or holder of such Share or Shares of stock may sell or otherwise transfer the same to, and only to, the proposed transferee, at the offered price and upon the offered terms, but if said sale or transfer is not made within thirty (30) days after the incorporators' right to purchase said Shares expires, the provisions of this Article III shall again apply.

Section G. Purchase Price. The term "purchase price" as used in this Article III will be determined as applicable in the following described manner. If a shareholder desires to sell and transfer Shares of this corporation pursuant to a written bona fide offer to purchase received by the shareholder from an unrelated third party in an arms

length transaction, the terms of the purchase and the purchase price at which the corporation, and the incorporators, as the case may be, shall be entitled to purchase the Shares proposed to be transferred shall be the same price and on the same terms at which the shareholder desires to sell and transfer Shares of this corporation to the third party making such offer. If the proposed transfer is a transfer not pursuant to a bona fide third party, the purchase by the corporation of the incorporators, as the case may be, shall be at a price equal to the net book value of such shares on the last day of the month preceding the month in which such notice is received, as determined by the independent auditors then serving the corporation.

Section H. Payment of Purchase Price. The purchase price to be paid by the corporation or the incorporators, and the terms upon which it is purchased, when purchasing stock pursuant to the provisions of this Article III, shall be payable in cash in full, unless otherwise agreed upon between the parties, on the date of the settlement for and delivery of the Shares.

Section I. General Intent of Restrictions on Transfer. In all cases, nether neither the corporation nor the incorporators shall be required to accept any offer for the sale of any Share or Shares of stock of the corporation. Failure of the corporation or the incorporators to purchase any Share or Shares of stock offered for sale and the sale or transfer thereof to any other person, firm or corporation, shall not, as to any future sale or other transfer of said Share or Shares of stock or of any Share or Shares of stock issued in lieu thereof, discharge any such Share or Share of stock from any of the obligations and restrictions contained in these Articles, it being the intent that all

restrictions herein contained and hereby imposed upon any and all sales or transfers of Shares of stock of the corporation shall apply to all Shares of stock, whensoever, however, or by whomsoever acquired, unless so excepted in Section A. of Article III in the hands of all owner or holders, whether original shareholders or subsequent purchasers or transferred and whether acquired through the voluntary or involuntary act of a shareholder or his legal representative or by corporation of law and whether a part of the first authorized issue or any of subsequent or increased issue.

Section J. Endorsement of Stock Certificates. The corporation shall endorse on the certificates of stock now held or hereafter issued, while the foregoing restrictions on transfer are in force the following:

> "The sale or other transfer of this certificate is subject to the restrictions set out in the Articles of Incorporation of this corporation as stated in Article III, which are on file at the office of the Secretary of the corporation."

EXHIBIT 2.2 BY-LAWS OF HURON COMMUNITY FINANCIAL SERVICES, INC.

BY-LAWS OF
HURON COMMUNITY FINANCIAL SERVICES, INC.
East Tawas, Michigan

Article I
Meeting of Shareholders

1. The Annual Meeting of the shareholders shall be held on the fourth Thursday of April each year, for the election of Directors and for the transaction of such other business as may properly come before the meeting.

Amended May 14, 1991

The Annual Meeting of the shareholders shall be held on the third Thursday of April each year, for the election of Directors and for the transaction of such other business as may properly come before the meeting.

Amended December 14, 1992

The Annual Meeting of the shareholders shall be set by the Board of Directors and held within five (5) months after the close of the fiscal year of the Corporation, for the election of Directors and for the transaction of such other business as may properly come before the meeting.

2. Except as otherwise specifically provided by statute, special meetings of the shareholders may be called for any purpose by the Board of Directors or by the holders of not less than ten percent (10%) of the outstanding shares of any class.

3. All meetings of the shareholders shall be held at 301 Newman Street, East Tawas, Michigan or a location determined by the Board of Directors.

Amended June 16, 2008

All meetings of the shareholders shall be held at 301 Newman Street, East Tawas, Michigan or a location determined by the Board of Directors and announced in the annual report or by mailing not less than ten (10) days prior to said meeting.

4. Notice of the time and place of the annual meeting, and of the time, place, and purpose of each special meeting, shall be given by mailing such notice to each shareholder of record at his last post office address as it appears on the stock record of the Corporation, postage prepaid, not less than ten (10) days prior to such meeting.

5. A majority of the shares entitled to vote at any meeting of the shareholders shall constitute a quorum unless otherwise required by law, and if a quorum is present, the result of the vote shall be determined by a majority of the shares voting in person or by proxy unless otherwise required by law.

6. Any meeting of the shareholders duly called, whether or not a quorum is present, may be adjourned from time to time by a majority of the shares entitled to vote and represented at the meeting in person or by proxy.

7. Each shareholder of record ten (10) days prior to the date of any meeting shall be entitled to one (1) vote for each share held by him, except as otherwise provided by law or by Article IV of the Articles of Incorporation and amendments thereto, which may be cast in person or by proxy at any meeting of the shareholders.

8. No share may be voted by proxy at any meeting unless a written instrument appointing proxy, subscribed by the person making the appointment is placed on file with the secretary of the corporation for verification at least three (3) days prior to the date of the meeting for which such proxy is given.

Amended June 16, 2008

No share may be voted by proxy at any meeting unless a written instrument appointing proxy, subscribed by the person making the appointment is placed on file with the secretary of the corporation for verification at least one (1) day prior to the date of the meeting for which such proxy is given.

Article II
Board of Directors

1. The affairs of the corporation shall be managed by a Board of nine (9) Directors. The Board shall be divided into three (3) classes of three (3) directors each. The term of the office of the directors of the first class shall expire at the first annual meeting of the shareholders after their election; the term of office of the second class shall expire at the second annual meeting of shareholders after their election; and the term of office of the third class shall expire at the third annual meeting of shareholders after their election. At each annual meeting after the first annual meeting of shareholders, three (3) directors shall be elected to hold office until the third succeeding annual meeting following their election. The board shall hold office until their successors are elected and have qualified.

2. The first Board of Directors shall hold office until the first annual meeting of shareholders. Thereafter, the first meeting of newly elected Board of Directors shall be held promptly following the annual meeting of shareholders on the date thereof. No notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

3. Regular meetings of the Board of Directors shall be held at least once a month at such time and places as shall be determined by the Directors. No notice of regular meetings of the Board of Directors shall be required.

4. Special Meetings of the Board of Directors may be called by the Chairman of the Board, in his absence, the President, Designated Vice-President, or at any time by telephone, telegram or letter.

Amended June 16, 2008

Special Meetings of the Board of Directors may be called by the Chairman of the Board, in his absence, the Vice Chairman, the President, Designated Vice-President, or at any time by telephone, telegram or letter.

5. A majority of the Directors elected and qualified shall constitute a quorum for the transaction of all business except such matters as require an affirmative vote of two-thirds of the members of the Board.

6. The order of business at each meeting of the Board of Directors shall be:

    A. Review and approval of the minutes of the previous meeting(s), and review the minutes of all meetings of established committees held since the previous regular meeting of the Board of Directors;

    B. Such reports of transactions and actions since the previous meeting of the Board of Directors as may be submitted;

    C. Unfinished business;

    D. New business.

7. The Board of Directors shall appoint committees as it may deem necessary, composed of such officers and directors and endowed with such powers and charged with such duties as the Board of Directors may prescribe.

8. A. Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or, at the request of the Corporation, is or was serving in such capacity or as a partner or trustee for another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, shall be indemnified by the Corporation against expenses (including attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation or its shareholders, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    B. Any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of

Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, shall be indemnified by the Corporation against expenses (including actual and reasonable attorneys' fees) and amounts paid in settlement incurred by him in connection with the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation or its shareholders. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been found liable to the Corporation unless and only to the extent that the court in which the action or suit was brought has determined upon application that despite and adjudication of liability, but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnification for such expenses which the court considers proper.

C. Expenses incurred in defending a civil or criminal action, suit or proceeding described in paragraph A or B above, may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized (1) by a majority vote of a quorum or the Board who were not parties to the action, suit or proceeding, or (2) if such quorum is not obtainable, then by a majority vote of a committee of directors who were not parties to the action, which committee shall consist of not less than two (2) disinterested directors, or (3) by independent legal counsel in a written opinion, or (4) by the shareholders, provided the persons for whose benefit such payments are made give the Corporation an undertaking to repay the expenses if it is ultimately determined that they are not entitled to be indemnified by the Corporation. The undertaking shall be by unlimited general obligation of the person on whose behalf advances are made but need not be secured.

D. If a person is entitled to indemnification under paragraph A or B for a portion of expenses, including attorneys' fees, judgments, penalties, fines and amounts paid in settlement, but not for the total thereof, the Corporation shall indemnify the person for the portion of the expenses, judgments, penalties, fines or amounts paid in settlement for which the person is entitled to indemnification.

E. The foregoing provisions for indemnification or advancement of expenses shall not be exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled by contract or otherwise by law, and the foregoing rights of indemnification shall inure to the benefit of the heirs and personal representatives of such persons.

Article III
Officers

1. ***Election or Appointment***
The Board of Directors as soon as may be after the annual election of directors each year, shall elect a Chairman, President, Vice-Presidents, Secretary and Treasurer of the Board. The Board may also appoint such other officers and agents as it may deem necessary for the transaction of the business of the Corporation.

Amended June 16, 2008

The Board of Directors as soon as may be after the annual election of directors each year, shall elect a Chairman, Vice Chairman, President, Vice-Presidents, Secretary and Treasurer of the Board. The Board may also appoint such other officers and agents as it may deem necessary for the transaction of the business of the Corporation.

2. ***Term of Office***
The term of office of all officers shall be one (1) year or until their respective successors are elected or appointed, but any officer may be removed from the office by the affirmative vote of a majority of the directors then in office at their pleasure. Such removal shall not prejudice the contract rights, if any, of the person so removed. The Board of Directors shall have power to fill a vacancy in any office occurring for whatever reason. In case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in his place during periods of absence or disability, the Board of Directors may, from time to time, delegate the powers and duties of such officer to any other officer, or any director, or any other person from whom it may elect or appoint.

3. ***Chairman of the Board***
If a Chairman of the Board is elected, he shall preside at all meetings of the Board of Directors and at all meetings of the shareholders. He shall perform such other duties as the Board of Directors shall prescribe. He serves ex officio as a member of all standing committees.

Added June 16, 2008

4. ***Vice Chairman of the Board***
The Vice Chairman shall preside at all meetings of the shareholders and directors in the absence of the Chairman of the Board. He serves ex officio as a member of all standing committees. He shall perform such other duties as the Chairman or Board of Directors shall prescribe.

5. ***The President***
The President shall be the chief executive officer of the holding company, and he shall preside at all meetings of the shareholders and directors in the absence of the Chairman of the Board. He shall be ex officio a member of all standing committees, shall have general and active management of the holding company, and shall see that all orders and resolutions of the Board are carried into effect. He shall execute all authorized conveyances, contracts, or other obligations in the name of the holding

company except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

Amended June 16, 2008

The President shall be the chief executive officer of the holding company. He shall be ex officio a member of all standing committees, shall have general and active management of the holding company, and shall see that all orders and resolutions of the Board are carried into effect. He shall execute all authorized conveyances, contracts, or other obligations in the name of the holding company except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. ***Vice-Presidents***

In the absence or disability of the President, the Vice-Presidents, in the order designated by the Board of Directors, at its Annual Meeting, or lacking such designation, then as previously designated by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. ***Secretary***

The Secretary shall have the authority to maintain and retain custody of the minute books of the Corporation, and to maintain and retain custody of the stock transfer books of the Corporation.

8. ***Treasurer***

The Treasurer shall have the authority to receive and disburse funds of the Corporation subject to the approval of the President, and to maintain books and records reflecting the financial conduct of the Corporation.

Article IV
Stock

1. Each shareholder shall be entitled to receive a certificate evidencing his ownership of shares in the Corporation, signed and sealed according to law.

Amended June 16, 2008

Each shareholder shall be entitled to receive an uncertificated book entry evidencing his ownership of shares in the Corporation.

2. Shares of the Corporation's stock shall be transferable only on the books of the Corporation, by holder in person or his duly authorized attorney, upon surrender of the certificate evidencing such shares, properly endorsed.

Amended June 16, 2008

Shares of the Corporation's stock shall be transferable only on the books of the Corporation, by holder in person or his duly authorized attorney, upon written authorization of the holder/attorney and surrender of the certificate if applicable.

3. No transfer shall be valid against the Corporation so long as the registered holder is liable as principal debtor, surety, or otherwise to the Corporation except with the approval of the Board of Directors or except as otherwise provide by law.

4. No share or shares of stock of the Corporation shall be sold, given, assigned, bequeathed or otherwise transferred, voluntarily or involuntarily, by any shareholder, except as provided for in Article III, subparagraph 3 of the Articles of Incorporation.

Article V
Execution of Instrument

1. All conveyances of real estate shall be executed under the seal of the Corporation by the President, Vice-President and Secretary or Treasurer.

2. All checks, drafts, orders for payment of money, and certificates of deposit, shall be signed in the name of the Corporation by any one of its officers, or such other person as the Board of Directors may designate for that purpose.

3. Other instruments, reports and documents shall be executed as provided by resolution of the Board of Directors and as provided by law.

Article VI
Amendments to By-Laws

1. These By-Laws may be amended by the holders of a majority of the shares of the stock of the Corporation or by a two-thirds' affirmative vote of the Board of Directors at any meeting held at least five (5) days after written notice of any proposed amendment is mailed or delivered to all directors.

EXHIBIT 3.1 Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan

HURON COMMUNITY FINANCIAL SERVICES, INC.

2005 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

1. PURPOSE AND ADOPTION OF THE PLAN

1.1. **Purpose**. The purpose of the Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan is to attract and retain the services of experienced and knowledgeable independent directors of Huron Community Financial Services, Inc. (the "Company") and to provide an additional incentive for such directors to continue to work for the best interests of the Company and its stockholders.

1.2. **Adoption and Term**. The Plan has been approved by the Board, is effective as of October 17, 2005, and will remain in effect until all shares authorized under the terms of the Plan have been issued, unless earlier terminated or abandoned by action of the Board.

2. DEFINITIONS

2.1. **General**. The following words and phrases shall, when used herein, have the following respective meanings unless the context clearly indicates otherwise:

2.1.1. **Beneficiary** means (a) an individual, trust or estate who or which, by will or by operation of the laws of descent and distribution, succeeds to the rights and obligations of the Nonemployee Director under the Plan and Option Agreement upon the Nonemployee Director's death; or (b) an individual, who by designation of the Nonemployee Director, succeeds to the rights and obligations of the Nonemployee Director under the Plan and Option Agreement upon the Nonemployee Director's death.

2.1.2. **Board** means the Board of Directors of the Company.

2.1.3. **Change of Control Event** means (a) an event or series of events by which any Person or other entity or group (as such term is used in Section 13(d) and 14(d) of the Exchange Act) of Persons or other entities acting in concert as a partnership or other group (a "Group of Persons")

(other than Persons who are, or Groups of Persons entirely made up of, (i) management personnel of the Company or (ii) any affiliates of any such management personnel) shall, as a result of a tender or exchange offer or offers, an open market purchase or purchases, a privately negotiated purchase or purchases or otherwise, become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 20% or more of the combined voting power of the then outstanding voting stock of the Company; (b) the Company consolidates with, or merges with or into, another Person (other than a Subsidiary in a transaction which is not otherwise a Change of Control Event), or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which the outstanding voting stock of the Company is converted into or exchanged for cash, securities or other property; (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company, was approved by a vote of 66-2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office; or (d) any liquidation or dissolution of the Company (other than a liquidation into a Subsidiary that is not otherwise a Change of Control Event).

2.1.4. **Code** means the Internal Revenue Code of 1986, as amended. References to a section of the Code shall include that section and any comparable section or sections of any future legislation that amends, supplements or supersedes that section.

2.1.5. **Company** means Huron Community Financial Services, Inc., a Michigan corporation.

2.1.6. **Company Common Stock** means the Common Stock of the Company.

2.1.7. **Date of Grant** means the date an Option is granted under this Plan.

2.1.8. **Director** means a member of the Board of Directors of the Company or any Subsidiary.

2.1.9. **Exchange Act** means the Securities Exchange Act of 1934, as amended.

2.1.10. **Expiration Date** means the date specified in an Option Agreement as the expiration date of such Award.

2.1.11. **Fair Market Value** means, on any given date, (a) if the Company Common Stock is, on the given date, listed on a national securities exchange, Fair Market Value shall be the average of the highest and lowest selling price for the given date, or the most recent date upon which sales occurred, (b) if (a) does not apply, then Fair Market Value shall be the average of the highest and lowest selling price for the Company Common Stock as reported on the Nasdaq National Market for the given date, or the most recent date upon which sales were reported, (c) if neither (a) nor (b) applies, Fair Market Value shall be the average of the final bid and asked prices for the Company Common Stock as quoted for the given date in whatever medium then issues such quotes, or the most recent date upon which such quotes were published, (d) if none of (a), (b) or (c) applies, then Fair Market Value shall be determined by the Board based on such valuation methods and/or indicia of value as the Board deems advisable at the time of such determination. The use by the Board of any method or indicia of value to determine Fair Market Value on any valuation date will not, of itself, preclude the Board from use of a different method or indicia on a subsequent valuation date.

2.1.12. **Nonemployee Director** means a Director who is not an employee of the Company or a Subsidiary.

2.1.13. **Non-Qualified Stock Option** means a stock option which is not an Incentive Stock Option as described in Section 422 of the Code.

2.1.14. **Option** means a Non-Qualified Stock Option granted at any time under the Plan.

2.1.15. **Option Agreement** means a written agreement between the Company and the option holder evidencing the grant of an Option and setting forth the terms and conditions of the Option.

2.1.16. **Plan** means the Huron Community Financial Services, Inc. 2005 Nonemployee Director Stock Option Plan, as described herein and as it may be amended from time to time.

2.1.17. **Purchase Price**, with respect to options, shall have the meaning set forth in Section 5.2.

2.1.18. **Rule 16b-3** means Rule 16b-3 promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act, as currently in effect and as it may be amended from time to time, and any successor rule.

2.1.19. **Subsidiary** shall have the meaning set forth in Section 424(f) of the Code.

3. COMPANY COMMON STOCK ISSUABLE PURSUANT TO THE PLAN

3.1. **Shares Issuable.** Shares to be issued under the Plan may be authorized and unissued shares or issued shares which have been reacquired by the Company. Except as provided in Section 3.3, the Options granted under the Plan shall be limited so that Options to acquire no more than **15,000** shares in the aggregate may be outstanding at any one time.

3.2. **Shares Subject to Terminated Options.** In the event that any Option at any time granted under the Plan shall be surrendered to the Company, be terminated or expire before it shall have been fully exercised, then all shares formerly subject to such Option as to which such Option shall not have been exercised shall be available for any Option subsequently granted in accordance with the Plan.

3.3. **Adjustments to Reflect Capital Changes.** If capital changes occur, adjustments shall be made as described below.

3.3.1. **Recapitalization.** The number and kind of shares subject to outstanding Options, the Purchase Price for such shares, and the number and kind of shares available for Options subsequently granted under the Plan shall be appropriately adjusted to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other change in capitalization with a similar substantive effect upon the Plan or the Options granted under the Plan. The Board shall have the power to determine the amount of the adjustment to be made in each case.

3.3.2. **Sale or Reorganization.** After any reorganization, merger or consolidation in which the Company is a participant, each Nonemployee Director shall, at no additional cost, be entitled upon exercise of an Option to receive (subject to any required action by stockholders), in lieu of the number of shares of Company Common Stock receivable or exercisable pursuant to such Option, a number and class of shares of stock or other securities to which such Nonemployee Director would have been entitled pursuant to the terms of the reorganization, merger or consolidation if, at the time of such reorganization, merger or consolidation, such Nonemployee Director had been the holder of record of a number of shares of stock equal to the number of shares receivable or exercisable pursuant to such Option. Comparable rights shall accrue to each Nonemployee

Director in the event of successive reorganizations, mergers or consolidations of the character described above.

4. PARTICIPATION

4.1. **Eligible Individuals.** All Nonemployee Directors shall be eligible to receive Options under the Plan.

5. OPTION AWARDS

5.1. **Grant of Options.** Nonemployee Director shall receive grants of Non-Qualified Stock Options at such times and in such amounts as the Board may from time to time determine. Grants shall be made only by affirmative formal action taken by the Board, and shall be evidenced by an Option Agreement prepared and executed pursuant to such formal Board action.

5.2. **Purchase Price of Options.** The Purchase Price of each share of Company Common Stock which may be purchased upon exercise of any Option granted under the Plan shall be the Fair Market Value on the Date of Grant.

5.3. **Vesting of Options.** All Options granted hereunder shall completely vest and be fully exercisable on the Date of Grant.

5.4. **Duration of Options.** Options granted under the Plan shall terminate after the first to occur of the following events:

5.4.1. Ten years from the Date of Grant.

5.4.2. Three months after the Optionee ceases to be a Director, except in the case of either (a) retirement from the Board after the Optionee reaches the age of 60 years, or (b) death as described in 5.4.3 below.

5.4.3. In the event of the death of a Nonemployee Director while a Director, the Nonemployee Director's Options may be exercised by his Beneficiary at any time within one year after the date of the Nonemployee Director's death. In the event of the death of a Nonemployee Director within the ninety day period after he or she ceases to be a Director, the Nonemployee Director's Beneficiary may exercise his or her Options, to the extent exercisable on the date of death, within one year after the date of the Nonemployee Director's death.

5.5. **Exercise Procedures.** Each Option granted under the Plan may be exercised by written notice to the Company which must be received by the Secretary of the Company on or before the Expiration Date of the Option. The Purchase Price of shares purchased upon exercise of an Option granted under the Plan shall be paid in full in cash by the Nonemployee Director on the date of exercise.

5.6. **Rights as a Stockholder; Voting on Change of Control Event.** Except for the limited voting rights set forth below, the Nonemployee Director or any transferee of an Option pursuant to Section 5.4.3 or Section 5.9 shall have no rights as a stockholder with respect to any shares of Company Common Stock covered by an Option until the Nonemployee Director or transferee shall have become the holder of record of any such shares, and no adjustment shall be made for dividends and cash or other property or distributions or other rights with respect to any such shares of Company Common Stock for which the record date is prior to the date on which the Nonemployee Director or a transferee of the Option shall have become the holder of record of any such shares covered by the Option. To the maximum extent permitted by applicable law, the Company will not be a party to any agreement which provides for or results in a Change of Control Event that is required under the Michigan Business Corporation Act or other statute to be approved by the Company's shareholders, unless such agreement receives the approving vote of the Company's shareholders and the holders of all options issued and then outstanding pursuant to this Plan and the Company's 2005 Employee Stock Option Plan, in such case voting as a single class as if all such options had been, at the time of such vote, fully exercised and the shares of Common Stock issuable thereunder fully issued and outstanding on the record date for such vote. This provision shall be binding on the Company even in the absence of enabling provisions in the Company's Articles of Incorporation, and the Company, if so recommended by counsel to the Company, shall submit for approval by the Company's shareholders such amendments to the Company's Articles of Incorporation as such counsel shall deem advisable to confirm and effectuate the foregoing voting rights.

5.7. **Plan Provisions Control Option Terms.** The terms of the Plan shall govern all Options granted under the Plan. In the event any provision of any Option granted under the Plan shall conflict with any term in the Plan as constituted on the Date of Grant of such Option, the term in the Plan as constituted on the Date of Grant of such Option shall control. Except as provided in Section 3.3, (a) the terms of any Option granted under the Plan may not be changed after the granting of such Option without the express approval of the Nonemployee Director and (b) no modification may be made to an Option granted under the Plan except in compliance with Rule 16b-3.

5.8. **Taxes.** The Company shall be entitled, if the Company deems it necessary or desirable, to withhold (or secure payment from the Nonemployee Director in lieu of withholding) the amount of any withholding or other tax required by law to be withheld or paid by the Company with respect to any shares issuable upon exercise of an Option, and the Company may defer issuance of the stock upon exercise unless indemnified to its satisfaction against any liability for such tax.

5.9. **Limitations on Transfer; Company Right of First Refusal.** A Nonemployee Director's rights and interest under the Plan may not be assigned or transferred other than by will or the laws of descent and distribution, or pursuant to the terms of a domestic relations order, as defined in Section 414(p)(1)(B) of the Code, which satisfies the requirements of Section 414(p)(1)(A) of the Code (a "Qualified Domestic

Relations Order"). During the lifetime of a Nonemployee Director, only the Nonemployee Director personally (or the Nonemployee Director's personal representative or attorney-in-fact) or the alternate payee named in a Qualified Domestic Relations Order may exercise the Nonemployee Director's rights under the Plan. The Nonemployee Director's Beneficiary may exercise a Nonemployee Director's rights to the extent they are exercisable under the Plan following the death of the Nonemployee Director. The Nonemployee Director and subsequent holders of shares of Common Stock issued pursuant to exercise of an Option hereunder shall be subject to certain rights of first refusal in favor of the Company in respect of any proposed transfer of such shares, according to the terms of such right of first refusal set forth in the Option Agreement.

6. GENERAL PROVISIONS

6.1. **Amendment, Suspension and Termination of Plan.** The Plan may be amended, suspended or terminated as set forth below.

6.1.1. **Amendment.** The Board shall have complete power and authority to amend the Plan at any time as it deems necessary or appropriate and no approval by the stockholders of the Company or by any other person, committee or entity of any kind shall be required to make any amendment; provided, however, that the Board shall not, without the requisite affirmative approval of stockholders of the Company, make any amendment which requires stockholder approval under any applicable law, including Rule 16b-3 or the Code, unless such compliance, if discretionary, is no longer desired. No termination or amendment of the Plan may, without the consent of the Nonemployee Director to whom any Option shall theretofore have been granted under the Plan, adversely affect the right of such individual under such Option. For the purposes of this section, an amendment to the Plan shall be deemed to have the affirmative approval of the stockholders of the Company if such amendment shall have been submitted for a vote by the stockholders at a duly called meeting of such stockholders at which a quorum was present and the majority of votes cast with respect to such amendment at such meeting shall have been cast in favor of such amendment, or if the holders of outstanding stock having not less than a majority of the outstanding shares consent to such amendment in writing in the manner provided under the Company's bylaws.

6.1.2. **Suspension or Termination.** The Board shall have the right and the power to suspend the operation of or terminate the Plan at any time. If the Plan is not earlier terminated, the Plan shall terminate when all shares authorized under the Plan have been issued. No Option shall be granted under the Plan while the Plan is suspended of after the termination of the Plan, but the suspension or termination of the Plan shall not have any other effect and any Option outstanding at the time of the suspension or termination of the Plan may be exercised after suspension or termination of the Plan at any time prior to the expiration date of such Option to the same

extent such award would have been exercisable if the Plan had not been suspended or terminated.

6.2. **No Right To Continue as Director.** Neither the Plan nor any action taken hereunder shall be construed as giving any Nonemployee Director any right to be retained as a Director, or to limit in any way the right of the stockholders of the Company to remove such person as a Director.

6.3. **Compliance with Rule 16b-3.** As of the date of the adoption of the Plan, the Company is not required to file reports under the provisions of the Exchange Act, and therefore qualification for exemption from Section 16 of the Exchange Act is not applicable to the Company. However, if and to the extent that the Company in the future becomes obligated to file reports under the Exchange Act or otherwise subject to Section 16 of the Exchange Act, it is the Board's present intention that the Plan be established and operated so as to qualify for the exemption from Section 16 of the Exchange Act available under Rule 16b-3. If any provision of the Plan would not comply with Rule 16b-3 if applied as written, such provision shall not have effect as written and shall be given effect so as to comply with Rule 16b-3, as determined by the Board. The Board is authorized to amend the Plan and to make any such modifications to Option Agreements to comply with Rule 16b-3, as it may be amended from time to time, and to make any other such amendments or modifications as it deems necessary or appropriate to better accomplish the purposes of the Plan in light of any amendments made to Rule 16b-3.

6.4. **Securities Law Restrictions.** The shares of Company Common Stock issuable pursuant to the terms of any Options granted under the Plan may not be issued by the Company without registration or qualification of such shares under the Securities Act of 1933, as amended, or under various state securities laws or without an exemption from such registration requirements. Unless the shares to be issued under the Plan have been registered and/or qualified as appropriate, the Company shall be under no obligation to issue shares of Company Common Stock upon exercise of an Option unless and until such time as there is an appropriate exemption available from the registration or qualification requirements of federal or state law as determined by the Company in its sole discretion. The Company may require any person who is granted an award hereunder to agree with the Company to represent and agree in writing that if such shares are issuable under an exemption from registration requirements, the shares will be "restricted" securities which may be resold only in compliance with applicable securities laws, and that such person is acquiring the shares issued upon exercise of the Option for investment, and not with the view toward distribution.

6.5. **Captions.** The captions (i.e., all section headings) used in the Plan are for convenience only, do not constitute a part of the Plan, and shall not be deemed to limit, characterize or affect in any way any provisions of the Plan, and all provisions of the Plan shall be construed as if no captions have been used in the Plan.

6.6. **Severability**. Whenever possible, each provision in the Plan and every Option at any time granted under the Plan shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of the Plan or any Option at any time granted under the Plan shall be held to be prohibited or invalid under applicable law, then (a) such provision shall be deemed amended to accomplish the objectives of the provision as originally written to the fullest extent permitted by law and (b) all other provisions of the Plan and every other Option at any time granted under the Plan shall remain in full force and effect.

EXHIBIT 3.2 HURON COMMUNITY FINANCIAL SERVICES, INC. 2005 EMPLOYEE STOCK OPTION PLAN

HURON COMMUNITY FINANCIAL SERVICES, INC.

2005 EMPLOYEE STOCK OPTION PLAN

1. PURPOSE AND ADOPTION OF THE PLAN

1.1. **Purpose**. The purpose of the Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan is to provide certain key employees of Huron Community Financial Services, Inc. (the "Company") with an additional incentive to promote the Company's financial success and to provide an incentive which the Company may use to induce able persons to enter into or remain in the employment of the Company or a Subsidiary.

1.2. **Adoption and Term**. The Plan has been approved by the Board, is effective as of October 17, 2005, and will remain in effect until all shares authorized under the terms of the Plan have been issued, unless earlier terminated or abandoned by action of the Board; provided, however, that no Incentive Stock Option may be granted after October 17, 2015.

2. DEFINITIONS

2.1. **General.** The following words and phrases shall, when used herein, have the following respective meanings unless the context clearly indicates otherwise:

2.1.1. **Administrator** means the group of persons having authority to administer the Plan pursuant to Section 3.1.

2.1.2. Award means any one or combination of Nonqualified Stock Options, Performance Based Options, Incentive Stock Options, or any other award made under the terms of the Plan.

2.1.3. **Award Agreement** means a written agreement between the Company and Participant or a written acknowledgment from the Company specifically setting forth the terms and conditions of an Award granted under the Plan.

2.1.4. <u>Award Period</u> means, with respect to an Award, the period of time set forth in the Award Agreement during which specified conditions set forth in the Award Agreement must be satisfied.

2.1.5. <u>Beneficiary</u> means (a) an individual, trust or estate who or which, by will or by operation of the laws of descent and distribution, succeeds to the rights and obligations of the Participant under the Plan and Award Agreement upon the Participant's death; or (b) an individual, who by designation of the Participant, succeeds to the rights and obligations of the Participant under the Plan and Award Agreement upon the Participant's death.

2.1.6. <u>Board</u> means the Board of Directors of the Company.

2.1.7. <u>Change of Control Event</u> means (a) an event or series of events by which any Person or other entity or group (as such term is used in Section 13(d) and 14(d) of the Exchange Act) of Persons or other entities acting in concert as a partnership or other group (a "Group of Persons") (other than Persons who are, or Groups of Persons entirely made up of, (i) management personnel of the Company or (ii) any affiliates of any such management personnel) shall, as a result of a tender or exchange offer or offers, an open market purchase or purchases, a privately negotiated purchase or purchases or otherwise, become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 20% or more of the combined voting power of the then outstanding voting stock of the Company; (b) the Company consolidates with, or merges with or into, another Person (other than a Subsidiary in a transaction which is not otherwise a Change of Control Event), or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which the outstanding voting stock of the Company is converted into or exchanged for cash, securities or other property; (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company, was approved by a vote of 66-2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office; or (d) any liquidation or dissolution of the Company (other than a liquidation into a Subsidiary that is not otherwise a Change of Control Event).

2.1.8. <u>Code</u> means the Internal Revenue Code of 1986, as amended. References to a section of the Code shall include that section and any comparable section or sections of any future legislation that amends, supplements or supersedes that section.

2.1.9. <u>**Company**</u> means Huron Community Financial Services, Inc., a Michigan corporation.

2.1.10. <u>**Company Common Stock**</u> means the Common Stock of the Company.

2.1.11. <u>**Date of Grant**</u> means the date designated by the Administrator as the date as of which it grants an Award, which shall not be earlier than the date on which the Administrator approves the granting of such Award.

2.1.12. <u>**Director**</u> means a member of the Board of Directors of the Company.

2.1.13. <u>**Exchange Act**</u> means the Securities Exchange Act of 1934, as amended.

2.1.14. <u>**Expiration Date**</u> means the date specified in an Award Agreement as the expiration date of such Award.

2.1.15. <u>**Fair Market Value**</u> means, on any given date, (a) if the Company Common Stock is, on the given date, listed on a national securities exchange, Fair Market Value shall be the average of the highest and lowest selling price for the given date, or the most recent date upon which sales occurred, (b) if (a) does not apply, then Fair Market Value shall be the average of the highest and lowest selling price for the Company Common Stock as reported on the Nasdaq National Market for the given date, or the most recent date upon which sales were reported, (c) if neither (a) nor (b) applies, Fair Market Value shall be the average of the final bid and asked prices for the Company Common Stock as quoted for the given date in whatever medium then issues such quotes, or the most recent date upon which such quotes were published, (d) if none of (a), (b) or (c) applies, then Fair Market Value shall be determined by the Board based on such valuation methods and/or indicia of value as the Board deems advisable at the time of such determination. The use by the Board of any method or indicia of value to determine Fair Market Value on any valuation date will not, of itself, preclude the Board from use of a different method or indicia on a subsequent valuation date.

2.1.16. <u>**Incentive Stock Option**</u> means a stock option described in Section 422 of the Code.

2.1.17. <u>**Non-Qualified Stock Option**</u> means a stock option which is not an Incentive Stock Option.

2.1.18. <u>**Officer**</u> means a president, vice president, treasurer, secretary, controller, and any other person who performs functions corresponding to the foregoing officers for the Company, any member of the Board of the Company or any person performing similar functions with respect to the Company, and any

other participant who is deemed to be an officer or director of the Company for purposes of Section 16 of the Exchange Act and the rules thereunder, as currently in effect or as amended from time to time.

2.1.19. **Options** means all Non-Qualified Stock Options, Incentive Stock Options and Performance Based Options granted at any time under the Plan.

2.1.20. **Participant** shall have the meaning set forth in Article 5.

2.1.21. **Performance Based Option** means a stock option which, upon exercise or at any other time, would not result in or give rise to "applicable employee remuneration" within the meaning of Section 162(m) of the Code.

2.1.22. **Plan** means the Huron Community Financial Services, Inc. 2005 Employee Stock Option Plan, as described herein and as it may be amended from time to time.

2.1.23. **Purchase Price**, with respect to options, shall have the meaning set forth in Section 6.2.

2.1.24. **Rule 16b-3** means Rule 16b-3 promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act, as currently in effect and as it may be amended from time to time, and any successor rule.

2.1.25. **Subsidiary** shall have the meaning set forth in Section 424(f) of the Code.

2.1.26. **Termination of Employment** means the voluntary or involuntary termination of a Participant's employment with the Company for any reason, including death, disability, retirement or as the result of the divestiture of the Participant's employer or any other similar transaction in which the Participant's employer ceases to be the Company or a Subsidiary of the Company. Whether an authorized leave of absence or absence on military or government service, absence due to disability, or absence for any other reason shall constitute Termination of Employment shall be determined in each case by the Administrator in its sole discretion.

3. ADMINISTRATION

3.1. **Administration.** The Administrator of the Plan shall be the Board of Directors of the Company. The Board may, by formal action, delegate the duties and responsibilities of Administrator to a committee of two or more Directors with authority to act as provided in Rule 16b-3 and shall be elected or appointed by the Board. The members of the committee shall meet such requirements as may from time to time be applicable in order to ensure compliance of the Plan with Rule 16b-3 and, with respect to Awards designated as Performance Based Options, shall also be "outside directors"

within the meaning of Section 162(m) of the Code. The Administrator shall administer the Plan in accordance with this provision and shall have the sole discretionary authority to interpret the Plan, to establish and modify administrative rules for the Plan, to impose such conditions and restrictions on Awards as it determines appropriate, to cancel Awards (including those made pursuant to other plans of the Company) and to substitute new options (including options granted under other plans of the Company) with the consent of the recipient, and to take such steps in connection with the Plan and Awards granted thereunder as it may deem necessary or advisable. The Administrator may, with respect to Participants who are not Officers, delegate such of its powers and authority under the Plan as it deems appropriate to designated officers or employees of the Company.

3.2. **Indemnification.** Members of the Administrator shall be entitled to indemnification and reimbursement from the Company for any action or any failure to act in connection with service as Administrator to the full extent provided for or permitted by the Company's certificate of incorporation or bylaws or by any insurance policy or other agreement intended for the benefit of the Company's officers, directors or employees or by any applicable law.

4. COMPANY COMMON STOCK ISSUABLE PURSUANT TO THE PLAN

4.1. **Shares Issuable.** Shares to be issued under the Plan may be authorized and unissued shares or issued shares which have been reacquired by the Company. Except as provided in Section 4.3, the Awards granted to any Participant and to all Participants in the aggregate under the Plan shall be limited so that the sum of the following shall never exceed **35,000 shares** of Company Common Stock: (a) all shares which shall be issued upon the exercise of outstanding Options or other Awards granted under the Plan, and (b) the number of shares otherwise issuable under an Award which are applied by the Company to payment of the withholding or tax liability as provided in this Plan.

4.2. **Shares Subject to Terminated Awards.** In the event that any Award at any time granted under the Plan shall be surrendered to the Company, be terminated or expire before it shall have been fully exercised, then all shares formerly subject to such Award as to which such Award shall not have been exercised shall be available for any Award subsequently granted in accordance with the Plan. Any shares of Company Common Stock issued by the Company pursuant to its assumption or substitution of outstanding grants from acquired companies shall not reduce the number of shares available for Awards under this Plan unless issued under this Plan.

4.3. **Adjustments to Reflect Capital Changes.** If capital changes occur, adjustments shall be made as described below.

4.3.1. **Recapitalization.** The number and kind of shares subject to outstanding Awards, the Purchase Price for such shares, and the number and kind of shares

available for Awards subsequently granted under the Plan shall be appropriately adjusted to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other change in capitalization with a similar substantive effect upon the Plan or the Awards granted under the Plan. The Administrator shall have the power to determine the amount of the adjustment to be made in each case.

4.3.2. **Sale or Reorganization.** After any reorganization, merger or consolidation in which the Company is a participant, each Participant shall, at no additional cost, be entitled upon exercise of an Award to receive (subject to any required action by stockholders), in lieu of the number of shares of Company Common Stock receivable or exercisable pursuant to such Award, a number and class of shares of stock or other securities to which such Participant would have been entitled pursuant to the terms of the reorganization, merger or consolidation if, at the time of such reorganization, merger or consolidation, such Participant had been the holder of record of a number of shares of stock equal to the number of shares receivable or exercisable pursuant to such Award. Comparable rights shall accrue to each Participant in the event of successive reorganizations, mergers or consolidations of the character described above.

4.3.3. **Options to Purchase Stock of Acquired Companies.** After any reorganization, merger or consolidation in which the Company or a Subsidiary of the Company shall be a surviving corporation, the Administrator may grant substituted Options under the provisions of the Plan, pursuant to Section 424 of the Code, replacing old options granted under a plan of another party to the reorganization, merger or consolidation, where such party's stock may no longer be issued following such merger or consolidation. The foregoing adjustments and manner of application of the foregoing provisions shall be determined by the Administrator in its sole discretion. Any adjustments may provide for the elimination of any fractional shares which might otherwise have become subject to any Awards.

5. PARTICIPATION

5.1. **Eligible Employees.** Participants in the Plan shall be the Officers who are employees of the Company or a Subsidiary of the Company and other employees of the Company or a Subsidiary having managerial, supervisory or similar responsibilities or who are key administrative employees or managers, and who are not covered by any collective bargaining agreement binding on such persons' employer, as the Administrator, in its sole discretion, may designate from time to time. The Administrator's designation of a Participant in any year shall not require the Administrator to designate such person to receive Awards in any other year. The Administrator shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

5.2. **Special Provisions for Certain Nonemployees.** Notwithstanding any provision contained in this Plan to the contrary, the Administrator may grant Awards under the Plan to non-employees who, in the judgment of the Administrator, render or have rendered significant services to the Company or a Subsidiary, on such terms and conditions as the Administrator deems appropriate and consistent with the intent of the Plan.

6. OPTION AWARDS

6.1. **Power to Grant Options.** The Administrator may grant, to such Participants as the Administrator may select, Options entitling the Participant to purchase Company Common Stock from the Company in such quantity, at such price, and on such terms and subject to such conditions, not inconsistent with the terms of this Plan, as may be established by the Administrator. Neither the existence of this Plan nor the fact that any Awards may have (at any time) been granted hereunder, will create any entitlement or expectation in any person that he/she will receive any (or any further) Awards hereunder. The terms of any Option granted under this Plan shall be set forth in an Award Agreement. Notwithstanding the foregoing, if the Company is subject to Section 16 of the Exchange Act, Options granted to Officers shall not be exercisable for a period of at least six months from the Date of Grant.

6.2. **Purchase Price of Options.** The Purchase Price of each share of Company Common Stock which may be purchased upon exercise of any Option granted under the Plan shall be determined by the Administrator, provided that the Purchase Price for shares of Company Common Stock purchased pursuant to Stock Options designated by the Administrator as Incentive Stock Options shall be equal to or greater than the Fair Market Value on the Date of Grant as required under Section 422 of the Code and provided further that the Purchase Price for shares of Company Common Stock purchased pursuant to Stock Options designated by the Administrator as Performance Based Options shall be equal to or greater than the Fair Market Value on the Date of Grant.

6.3. **Designation of Incentive Stock Options.** Except as otherwise expressly provided in the Plan, the Administrator may designate, at the Date of Grant of each Option, that the Option is an Incentive Stock Option under Section 422 of the Code.

6.4. **Incentive Stock Option Share Limitation.** No Participant may be granted Incentive Stock Options under the Plan (or any other plans of the Company) which would result in stock with an aggregate Fair Market Value (measured on the Date of Grant) of more than $100,000 first becoming exercisable in any one calendar year, or which would entitle such Participant to purchase a number of shares greater than the maximum number permitted by Section 422 of the Code as in effect on the Date of Grant.

6.5. **Other Incentive Stock Option Terms.** Whenever possible, each provision in the Plan and in every Option granted under this Plan which is designated by the Administrator as an Incentive Stock Option shall be interpreted in such a manner as

to entitle the Option to the tax treatment afforded by Section 422 of the Code. If any provision of this Plan or any Option designated by the Administrator as an Incentive Stock Option shall be held not to comply with requirements necessary to entitle such Option to such tax treatment, then (i) such provision shall be deemed to have contained from the outset such language as shall be necessary to entitle the Option to the tax treatment afforded under Section 422 of the Code, and (ii) all other provisions of this Plan and the Award Agreement shall remain in full force and effect. If any agreement covering an Option designated by the Administrator to be an Incentive Stock Option under this Plan shall not explicitly include any terms required to entitle such Incentive Stock Option to the tax treatment afforded by Section 422 of the Code, all such terms shall be deemed implicit in the designation of such Option and the Option shall be deemed to have been granted subject to all such terms.

6.6. **Designation of Performance Based Options.** Except as otherwise expressly provided in the Plan, the Administrator may designate, at the Date of Grant of each Option, that the Option is a Performance Based Option. A Performance Based Option shall have a Purchase Price not less than the Fair Market Value on the Date of Grant and shall contain such other terms and conditions as the Administrator may deem necessary so that, upon exercise or at any other time, the Performance Based Option does not result in or give rise to "applicable employee remuneration" within the meaning of Section 162(m) of the Code.

6.7. **Rights as a Stockholder; Voting on Change of Control Event.** Except for the limited voting rights set forth below, the Participant or any permitted transferee of an Option shall have no rights as a stockholder with respect to any shares of Company Common Stock covered by an Option until the Participant or transferee shall have become the holder of record of any such shares, and no adjustment shall be made for dividends and cash or other property or distributions or other rights with respect to any such shares of Company Common Stock for which the record date is prior to the date on which the Participant or a transferee of the Option shall have become the holder of record of any such shares covered by the Option. To the maximum extent permitted by applicable law, the Company will not be a party to any agreement which provides for or results in a Change of Control Event that is required under the Michigan Business Corporation Act or other statute to be approved by the Company's shareholders, unless such agreement receives the approving vote of the Company's shareholders and the holders of all options issued and then outstanding pursuant to this Plan and the Company's 2005 Nonemployee Director Stock Option Plan, in such case voting as a single class as if all such options had been, at the time of such vote, fully exercised and the shares of Common Stock issuable thereunder fully issued and outstanding on the record date for such vote. This provision shall be binding on the Company even in the absence of enabling provisions in the Company's Articles of Incorporation, and the Company, if so recommended by counsel to the Company, shall submit for approval by the Company's shareholders such amendments to the Company's Articles of Incorporation as such counsel shall deem advisable to confirm and effectuate the foregoing voting rights.

7. Terms of Options

7.1. **Duration of Options.** Options shall terminate after the first to occur of the following events:

7.1.1. Expiration Date of the Award as provided in the Award Agreement; or

7.1.2. Termination of the Award as provided in Section 8.2; or

7.1.3. In the case of an Incentive Stock Option, ten years from the Date of Grant.

7.2. **Exercise on Death or Termination of Employment.** The following provisions pertain to exercise of Award Agreements on death or termination of the recipient's employment.

7.2.1. Unless otherwise provided in the Award Agreement, in the event of the death of a Participant while an employee of the Company or a Subsidiary of the Company, the right to exercise all unexpired Awards shall be accelerated and shall accrue as of the date of death, and the Participant's Awards may be exercised by his Beneficiary at any time within one year after the date of the Participant's death.

7.2.2. Unless otherwise provided in the Award Agreement, in the event of Participant's Termination of Employment at any time for any reason (except for disability or retirement) other than death or for "cause", as defined in paragraph (d) below, an Award may be exercised, but only to the extent it was otherwise exercisable, on the date of Termination of Employment, within ninety days after the date of Termination of Employment. In the event of the death of the Participant within the ninety-day period following Termination of Employment, his Award may be exercised by his Beneficiary within the one year period provided in subparagraph (a) above.

7.2.3. With respect to an Award which is intended to constitute an Incentive Stock Option, upon Termination of Employment, such Award shall be exercisable as provided in Section 422 of the Code.

7.2.4. In the event that a Participant's Termination of Employment is for "cause", all Awards shall terminate immediately upon Termination of Employment. A Participant's employment shall be deemed to have been terminated for "cause" if such termination is determined, in the sole discretion of the Administrator, to have resulted from an act or omission by the Participant constituting active and deliberate dishonesty, as established by a final judgment or actual receipt of an improper benefit or profit in money, property or services, or from the Participant's continuous failure to perform his or her duties under any employment agreement in effect between the Participant and the Company in any material manner (or, in the

absence of such an agreement, the consistent failure or refusal of the Participant to perform according to reasonable expectations and standards set by the Board and/or management consistent with Participant's title and position) after receipt of notice of such failure from the Company specifying how the Participant has so failed to perform.

7.3. **Acceleration of Exercise Time.** The Administrator, in its sole discretion, shall have the right (but shall not in any case be obligated) to permit purchase of shares under any Award prior to the time such Award would otherwise become exercisable under the terms of the Award Agreement.

7.4. **Extension of Exercise Time.** The Administrator, in its sole discretion, shall have the right (but shall not in any case be obligated) to permit any Award granted under this Plan to be exercised after its Expiration Date or after the ninety day period following Termination of Employment.

7.5. **Conditions for Exercise.** An Award Agreement may contain such waiting periods, exercise dates and restrictions on exercise (including, but not limited to, periodic installments which may be cumulative) as may be determined by the Administrator at the Date of Grant. No Stock Appreciation Right may be exercised prior to six months from the Date of Grant.

7.6. **Change of Control Event.** Unless otherwise provided in the Award Agreement, and subject to such other terms and conditions as the Administrator may establish in the Award Agreement, upon the occurrence of a Change of Control Event, irrespective of whether or not an Award is then exercisable, the Participant shall have the right to exercise in full any unexpired Award to the extent not theretofore exercised or terminated.

7.7. **Exercise Procedures.** Each Option granted under the Plan shall be exercised by written notice to the Company which must be received by the officer of the Company designated in the Award Agreement on or before the Expiration Date of the Award. The Purchase Price of shares purchased upon exercise of an Option granted under the Plan shall be paid in full in cash by the Participant pursuant to the Award Agreement; provided, however, that the Administrator may (but need not) permit payment to be made by delivery to the Company of either (a) shares of Company Common Stock (including shares issuable to the Participant pursuant to the exercise of the Option), or (b) any combination of cash and shares of Company Common Stock, or (c) such other consideration as the Administrator deems appropriate and in compliance with applicable law (including payment in accordance with a cashless exercise program under which, if so instructed by the Participant, shares of Company Common Stock may be issued directly to the Participant's broker or dealer upon receipt of the Purchase Price in cash from the broker or dealer.) In the event that any Company Common Stock shall be transferred to the Company to satisfy all or any part of the Purchase Price, the part of the Purchase Price deemed to have been satisfied by such transfer of Company Common Stock shall be equal to the product derived by multiplying the Fair Market Value as of the date of

exercise times the number of shares transferred. The Participant may not transfer to the Company in satisfaction of the Purchase Price (y) a number of shares which when multiplied times the Fair Market Value as of the date of exercise would result in a product greater than the Purchase Price or (z) any fractional share of Company Common Stock. Any part of the Purchase Price paid in cash upon the exercise of any Option shall be added to the general funds of the Company and used for any proper corporate purpose. Unless the Administrator shall otherwise determine, any Company Common Stock transferred to the Company as payment of all or part of the Purchase Price upon the exercise of any Option shall be held as treasury shares.

8. OTHER STOCK BASED AWARDS

8.1. **Grant of Other Awards.** Other Awards of Company Common Stock or other securities of the Company and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Company Common Stock ("Other Awards") may be granted either alone or in addition to or in conjunction with Options under the Plan. Subject to the provisions of the Plan, the Administrator shall have the sole and complete authority to determine the persons to whom and the time or times at which Other Awards shall be made, the number of shares of Company Common Stock or other securities, if any, to be granted pursuant to such Other Awards, and all other conditions of such Other Awards. Any Other Award shall be confirmed by an Award Agreement executed by the Administrator and the Participant, which agreement shall contain such provisions as the Administrator determines to be necessary or appropriate to carry out the intent of this Plan with respect to the Other Award.

8.2. **Terms of Other Awards.** In addition to the terms and conditions specified in the Award Agreement, Other Awards made pursuant to this Article 8 shall be subject to the following:

8.2.1. Any shares of Company Common Stock subject to such Other Awards may not be sold, assigned, transferred or otherwise encumbered prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses; and

8.2.2. If specified by the Administrator and the Award Agreement, the recipient of an Other Award shall be entitled to receive, currently or on a deferred basis, interest or dividends or dividend equivalents with respect to the Company Common Stock or other securities covered by the Other Award; and

8.2.3. The Award Agreement with respect to any Other Award shall contain provisions providing for the disposition of such Other Award in the event of Termination of Employment prior to the exercise, realization or payment of such Other Award, with such provisions to take account of the specific nature and purpose of the Other Award.

9. TERMS APPLICABLE TO ALL AWARDS

9.1. **Award Agreement.** The grant and the terms and conditions of the Award shall be set forth in an Award Agreement between the Company and the Participant. No person shall have any rights under any Award granted under the Plan unless and until the Administrator and the Participant to whom the Award is granted shall have executed and delivered an Award Agreement expressly granting the Award to such person and setting forth the terms of the Award.

9.2. **Plan Provisions Control Award Terms.** The terms of the Plan shall govern all Awards granted under the Plan, and in no event shall the Administrator have the power to grant any Award under the Plan which is contrary to any of the provisions of the Plan. In the event any provision of any Award granted under the Plan shall conflict with any term in the Plan as constituted on the Date of Grant of such Award, the term in the Plan as constituted on the Date of Grant of such Award shall control. Except as provided in Section 4.3, (a) the terms of any Award granted under the Plan may not be changed after the granting of such Award without the express approval of the Participant and (b) if the Company is subject to Section 16 of the Exchange Act, no modification may be made to an Award granted to an Officer except in compliance with Rule 16b-3.

9.3. **Modification of Award After Grant.** Each Award granted under the Plan to a Participant other than an Officer may be modified after the date of its grant by express written agreement between the Company and the Participant, provided that such change (a) shall not be inconsistent with the terms of the Plan and (b) shall be approved by the Administrator. If the Company is subject to Section 16 of the Exchange Act, No modifications may be made to any Awards granted to an Officer except in compliance with Rule 16b-3.

9.4. **Taxes.** The Company shall be entitled, if the Administrator deems it necessary or desirable, to withhold (or secure payment from the Participant in lieu of withholding) the amount of any withholding or other tax required by law to be withheld or paid by the Company with respect to any amount payable and/or shares issuable under such Participant's Award, or with respect to any income recognized upon a disqualifying disposition of shares received pursuant to the exercise of an Incentive Stock Option, and the Company may defer payment or issuance of the cash or stock upon exercise or vesting of an Award unless indemnified to its satisfaction against any liability for such tax. The amount of such withholding or tax payment shall be determined by the Administrator and, unless otherwise provided by the Administrator, shall be payable by the Participant at the time of issuance or payment in accordance with the following rules:

9.4.1. A Participant, other than an Officer, shall have the right to elect to meet his or her withholding requirement by: (a) having the Company withhold from such Award the appropriate number of shares of Company Common Stock, rounded out to the next whole number, the Fair Market Value of which is equal to such amount, or, in the case of the cash payment, the amount of cash, as is determined

by the Company to be sufficient to satisfy applicable tax withholding requirements; or (b) direct payment to the Company in cash of the amount of any taxes required to be withheld with respect to such Award.

9.4.2. Unless otherwise provided by the Administrator, with respect to Officers, the Company shall withhold from such Award the appropriate number of shares of Company Common Stock, rounded up to the next whole number, the Fair Market Value of which is equal to the amount, as determined by the Administrator, (or, in the case of a cash payment, the amount of cash) required to satisfy applicable tax withholding requirements.

9.4.3. In the event that an Award or property received upon exercise of an Award has already been transferred to the Participant on the date upon which withholding requirements apply, the Participant shall pay directly to the Company the cash amount determined by the Company to be sufficient to satisfy applicable federal, state or local withholding requirements. The Participant shall provide to the Company such information as the Company shall require to determine the amounts to be withheld and the time such withholding requirements become applicable.

9.4.4. If permitted under applicable federal income tax laws, a Participant may elect to be taxed in the year in which an Award is exercised or received, even if it would not otherwise have become taxable to the Participant. If the Participant makes such an election, the Participant shall promptly notify the Company in writing and shall provide the Company with a copy of the executed election form as filed with the Internal Revenue Service no later than thirty days from the date of exercise or receipt. Promptly following such notification, the Participant shall pay directly to the Company the cash amount determined by the Company to be sufficient to satisfy applicable federal, state or local withholding tax requirements.

9.5. **Limitations on Transfer.** A Participant's rights and interest under the Plan may not be assigned or transferred other than by will or the laws of descent and distribution, or pursuant to the terms of a domestic relations order, as defined in Section 414(p)(1)(B) of the Code, which satisfies the requirements of Section 414(p)(1)(A) of the Code (a "Qualified Domestic Relations Order"). During the lifetime of a Participant, only the Participant personally (or the Participant's personal representative or attorney-in-fact) or the alternate payee named in a Qualified Domestic Relations Order may exercise the Participant's rights under the Plan. The Participant's Beneficiary may exercise a Participant's rights to the extent they are exercisable under the Plan following the death of the Participant. The Participant and any subsequent holder of shares of Company Common Stock acquired pursuant to this Plan shall be subject to certain rights of first refusal in favor of the Company in respect of any proposed transfer of such shares, according to such terms of such right of first refusal as may be set forth in the Award Agreement for such shares.

9.6. **Surrender of Awards.** Any Award granted under the Plan may be surrendered to the Company for cancellation on such terms as the Administrator and Participant approve, including, but not limited to, terms which provide that upon such surrender the Company will pay to the Participant cash or Company Common Stock, or a combination of cash and Company Common Stock.

10. GENERAL PROVISIONS

10.1. **Amendment, Suspension and Termination of Plan.** The Plan may be amended, suspended or terminated as set forth below.

10.1.1. **Amendment.** The Board shall have complete power and authority to amend the Plan at any time and to add any other stock based Award or other incentive compensation programs to the Plan as it deems necessary or appropriate and no approval by the stockholders of the Company or by any other person, committee or entity of any kind shall be required to make any amendment; provided, however, that the Board shall not, without the requisite affirmative approval of stockholders of the Company, (a) make any amendment which requires stockholder approval under any applicable law, including Rule 16b-3 or the Code, unless such compliance, if discretionary, is no longer desired, or (b) which, unless approved by the requisite affirmative approval of stockholders of the Company, would cause, result in or give rise to "applicable employee remuneration" within the meaning of Section 162(m) of the Code with respect to any Performance Based Option. No termination or amendment of the Plan may, without the consent of the Participant to whom any Award shall theretofore have been granted under the Plan, adversely affect the right of such individual under such Award. For the purposes of this section, an amendment to the Plan shall be deemed to have the affirmative approval of the stockholders of the Company if such amendment shall have been submitted for a vote by the stockholders at a duly called meeting of such stockholders at which a quorum was present and the majority of votes cast with respect to such amendment at such meeting shall have been cast in favor of such amendment, or if the holders of outstanding stock having not less than a majority of the outstanding shares consent to such amendment in writing in the manner provided under the Company's bylaws.

10.1.2. **Suspension or Termination.** The Board shall have the right and the power to suspend the operation of or terminate the Plan at any time. If the Plan is not earlier terminated, the Plan shall terminate when all shares authorized under the Plan have been issued. No Award shall be granted under the Plan while the Plan is suspended or after the termination of the Plan, but the suspension or termination of the Plan shall not have any other effect and any Award outstanding at the time of the suspension or termination of the Plan may be exercised after suspension or termination of the Plan at any time prior to the expiration date of such Award to the same extent such award would have been exercisable if the Plan had not been suspended or terminated.

10.2. **No Right To Employment.** No employee or other person shall have any claim or right to be granted an Award under this Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any employee any right to be retained in the employ of the Company or a Subsidiary of the Company.

10.3. **Compliance with Rule 16b-3.** As of the date of the adoption of the Plan, the Company is not required to file reports under the provisions of the Exchange Act, and therefore qualification for exemption from Section 16 of the Exchange Act is not applicable to the Company. However, if and so long as the Company is subject to Section 16 of the Exchange Act, it is intended that the Plan be applied and administered in compliance with Rule 16b-3. If any provision of the Plan would be in violation of Rule 16b-3 if applied as written, such provision shall not have effect as written and shall be given effect so as to comply with Rule 16b-3, as determined by the Administrator. The Board is authorized to amend the Plan and to make any such modifications to Award Agreements to comply with Rule 16b-3, as it may be amended from time to time, and to make any other such amendments or modifications as it deems necessary or appropriate to better accomplish the purposes of the Plan in light of any amendments made to Rule 16b-3.

10.4. **Securities Law Restrictions.** The shares of Company Common Stock issuable pursuant to the terms of any Awards granted under the Plan may not be issued by the Company without registration or qualification of such shares under the Securities Act of 1933, as amended, or under various state securities laws or without an exemption from such registration requirements. Unless the shares to be issued under the Plan have been registered and/or qualified as appropriate, the Company shall be under no obligation to issue shares of Company Common Stock upon exercise of an Award unless and until such time as there is an appropriate exemption available from the registration or qualification requirements of federal or state law as determined by the Administrator in its sole discretion. The Administrator may require any person who is granted an award hereunder to agree with the Company to represent and agree in writing that if such shares are issuable under an exemption from registration requirements, the shares will be "restricted" securities which may be resold only in compliance with applicable securities laws, and that such person is acquiring the shares issued upon exercise of the Award for investment, and not with the view toward distribution.

10.5. **Captions.** The captions (i.e., all section headings) used in the Plan are for convenience only, do not constitute a part of the Plan, and shall not be deemed to limit, characterize or affect in any way any provisions of the Plan, and all provisions of the Plan shall be construed as if no captions have been used in the Plan.

10.6. **Severability.** Whenever possible, each provision in the Plan and every Award at any time granted under the Plan shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of the Plan or any Award at any time granted under the Plan shall be held to be prohibited or invalid under applicable law, then (a) such provision shall be deemed amended to accomplish the objectives of

the provision as originally written to the fullest extent permitted by law and (b) all other provisions of the Plan and every other Award at any time granted under the Plan shall remain in full force and effect.

10.7. **No Strict Construction.** No rule of strict construction shall be implied against the Company, the Administrator, or any other person in the interpretation of any of the terms of the Plan, any Award granted under the Plan or any rule or procedure established by the Administrator.

10.8. Choice of Law. All determinations made and actions taken pursuant to the Plan shall be governed by the laws of Michigan and construed in accordance therewith.

EXHIBIT 3.3 HURON COMMUNITY BANK AMENDED AND RESTED DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS' FEES

HURON COMMUNITY BANK
AMENDED AND RESTATED DEFERRED COMPENSATION PLAN
FOR OUTSIDE DIRECTORS' FEES

This Amended Deferred Compensation Plan, effective as of the 29th day of December, 1995, by Huron Community Bank (the "Bank").

WITNESSETH, That Whereas:

(A) On July 10, 1989 the Bank adopted the Huron Community Bank Directors' and Officers' Deferred Compensation Plan, such plan as amended on May 5, 1992 being herein called the "Original Plan";

(B) While the Original Plan purports to cover Directors of the Bank and officers of the Bank who are designated by the Bank's Board of Directors, the Board has never designated an officer of the Bank as eligible to participate in the Plan, no such officer has ever been notified that he or she is eligible to participate; and no such officer ever has in fact participated in the Plan;

(C) Since the inception of the Plan the only individuals who have participated in the Plan by electing to defer all or part of their Directors' fees as permitted by the Plan are outside Directors who are not employees of the Bank;

(D) The Bank desires to amend and restate the Plan to update and clarify the same and to specifically provide that the only individuals eligible to participate in the Plan are Directors of the Bank who are not employees of the Bank.

NOW, THEREFORE, the Original Plan is hereby amended and restated to read as follows:

1. Purpose. The purpose of this Deferred Compensation Plan for Outside Directors' Fees (the "Plan") is to provide a means whereby Directors of Huron Community Bank (the "Bank") who are not employees of the Bank, and who have rendered and continue to render valuable services to the Bank, may elect to defer all or part of their Directors' fees from the Bank, with earnings as provided in the Plan, and by so doing to reward these Directors for their efforts on behalf of the Bank and to encourage their retention as Directors.

2. Elective Deferral of Fees. Any Director of the Bank who is not an employee of the Bank may elect to defer all, or a

specified percentage (in a multiple of 10%), of his or her Directors' fees (including the fees paid to Directors for attendance at meetings of the Board of Directors of the Bank and committees of the Board). Any such election to defer Directors' fees for services to be rendered in any calendar year shall be made on or before December 31st of the previous year. However, a newly elected or appointed eligible Director may make such election to defer fees for services rendered after the election within 30 days after he or she becomes an eligible Director. Such election shall be made by filing with the Bank, or the Committee appointed by the Bank to administer the Plan, a Deferred Compensation Election Form, an example of which is attached hereto as Exhibit A. An eligible Director who has elected to participate in the Plan is sometimes referred to herein as a participant.

3. Deferred Fee Accounts; Interest. All amounts deferred by a director pursuant to Paragraph 2 will be credited to a deferred fee account in the name of the Director. Such amounts shall be credited to this account on the dates they would have been paid to the Director had they not been deferred, except that the amount credited to each participant's deferred fee account on December 31, 1995, shall be the amount credited to such account as of such date under the terms of the Plan prior to its amendment in 1995, as determined by the Bank. Each deferred fee account shall be credited with interest, compounded annually, from the later of (i) the date such deferred fee account is established or (ii) January 1, 1996, through the date of complete distribution of the amounts deferred plus interest to the Director. The rate of interest credited to the deferred fee account after December 31, 1995 during any calendar year shall be the interest rate which is two percentage points below the prime rate published in the Wall Street Journal as of the first business day of each calendar quarter, adjusted quarterly.

4. Change in Amount Deferred. Any Director who has elected to participate in the Plan may elect on or before the last day of

any calendar year to change the amount of Directors' fees to be deferred for the calendar year or years following such election or to defer no Directors' fees for such calendar year or years.

5. Payments to Directors. The Bank will pay to each Director who has elected to defer Directors' fees under the Plan for any calendar year prior to 1996 an amount equal to that portion of the deferred fee account established in the name of the Director attributable to fees deferred by the Director for calendar years prior to 1996, including interest credited after December 31, 1995 as provided in paragraph 3 above (the Director's "Pre-1996 Deferrals"), in a lump sum, or regular installments over a period of years determined in accordance with the following schedule, within or commencing within, 60 days after the date the individual ceases to be a Director:

Amount of Pre-1996 Deferrals	Method of Payment
less than $10,000	lump sum
10,000 - 19,999	2 annual installments
20,000 - 29,999	3 annual installments
30,000 - 39,999	4 annual installments
40,000 - 49,999	5 annual installments
50,000 - 59,999	6 annual installments
60,000 - 69,999	7 annual installments
70,000 - 79,999	8 annual installments
80,000 - 89,999	9 annual installments
90,000 or more	10 annual installments.

The Bank will pay to each Director who has elected to defer Directors' fees under the Plan for any calendar year after 1995 an amount equal to that portion of the deferred fee account established in the name of the Director attributable to fees deferred by the Director for calendar years after 1995, including interest credited after 1995 as provided in paragraph 3 above (the Director's "Post 1995 Deferrals"), in a lump sum, or in regular annual installments over a period of up to ten years, as elected by

the Director, within, or commencing within, 60 days after whichever of the following dates is selected by the Director at the time of his election to defer the Directors' fees in question: (i) the date the individual ceases to be a Director of the Bank, (ii) the date the Director attains the age specified by the Director in his election form (not to exceed age 70), or (iii) the date the Director retires from his or her principal occupation. Notwithstanding the foregoing, a Director may change the date specified by him in the foregoing election once after his initial election, provided the changed election is filed with the Bank at least three years before the changed date. Any new election filed within less than three years before the changed date shall be invalid and the Director's initial election shall apply instead.

Notwithstanding the foregoing, if the Director dies while he is a Director or ceases to be a Director of the Bank by reason of mental or physical disability (as determined by the Committee based on a certificate furnished by a physician acceptable to the Committee), payment of the deferred fee account established in the name of the Director will be made, or will commence, within 60 days after the Director's death or termination by reason of disability.

Each Director's election of the period over which payments under the Plan are to be made to him or her shall be made at the time of the Director's election to defer Directors' fees.

If a Director's Pre-1996 Deferrals are required to be paid in regular annual installments under the schedule set forth above, or if a Director elects to have his Post-1995 Deferrals paid in regular annual installments, the annual installment amount for a particular Installment Payment Year will be computed as follows:

$$\$W = (\$X / [Y - Z])$$

Where W = Installment amount received by Director in a particular Installment Payment Year.

Where X = Director's deferred fee account balance at the end of the prior Installment Payment Year (or on the Director's Benefit Commencement Date in the case of the first installment payment).

Where Y = Number of years elected by the Director for the payment period.

Where Z = Number of Installment Payment Years in the payment period already elapsed.

For purposes of this Section 5 "Installment Payment Year" means the period commencing on the Director's Benefit Commencement Date and ending on the first anniversary of such date and each 12-month period commencing on a subsequent anniversary of the Benefit Commencement Date during the payment period. Also for purposes of this Section 5 "Benefit Commencement Date" means the date of the first installment payment.

6. Change in Payout Period or Date When Payment(s) is to be Made or to Begin. Any Director who has elected to defer Directors' fees under the Plan may elect to change his election with respect to the period over which his Post 1995 Deferrals are to be paid to him or her under the Plan and/or the date on which payments under the Plan are to be made or are to commence, but only with respect to amounts to be deferred for the calendar year or years following the filing of such election with the Committee. A separate deferred fee account may be established for any Director who makes such an election in order to keep track of the amounts to be paid to the Director under each optional form and/or starting date of payment(s).

7. Payments to Beneficiaries. In the event of the death of a Director who has elected to defer Directors' fees under the Plan either before or after payments under the Plan have commenced to be

made to him or her, but before all payments required to be made to the Director have been made, any remaining payments shall be made to the Director's designated beneficiary. In the event of the death of the Director's designated beneficiary after commencement of payments to the beneficiary and before receiving all payments required to be made to the beneficiary under the Plan, an amount equal to the deferred fee account in the name of the Director shall be paid in a lump sum to the estate of the beneficiary. The beneficiary designated by the Director may be changed by the Director without the consent of any prior beneficiary by filing a new designation of beneficiary form with the Committee before the Director's death. If no such beneficiary is designated, or if no designated beneficiary survives the Director, an amount equal to the deferred fee account in the name of the Director shall be paid to the Director's estate in a lump sum.

8. Administration. The Plan shall be administered by a committee (the "Committee") of at least one individual who shall be appointed by, and hold office at the pleasure of, the Board of Directors of the Bank. The Committee shall administer the Plan and shall have any and all powers, authority and duties which shall be necessary and proper to enable it to carry out that function, including by way of illustration and not limitation, the power and duty to construe and interpret the Plan, to prescribe procedures to be followed by participants and beneficiaries for filing applications to participate, designation of beneficiary forms, applications for benefits, and any other forms required or desirable under the Plan, to prepare and furnish such forms to participants, to maintain records of the deferred fee accounts in the names of participants, and to designate individuals to assist in the administration of the Plan.

9. Unsecured General Creditors. Nothing included in the Plan and no action taken pursuant to the provisions of the Plan shall create, or be construed to create, a trust of any kind for the benefit of any participant, beneficiary or other person. Any

funds which may be invested to provide benefits under the Plan shall continue for all purposes to be part of the general funds of the Bank, and no person other than the Bank shall by virtue of the provisions of the Plan have any interest in such funds. To the extent that any person acquires a right to receive payments from the Bank under the Plan, such right shall be no greater than the right of any unsecured general creditor of the Bank, and the Bank's obligations under the Plan constitute only contractual promises by the Bank to make benefit payments under the Plan in the future. It is the intention of the Bank that the Plan be unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended.

10. Non-Assignability. No participant or beneficiary of a participant shall have the right to transfer, assign, pledge, or encumber his or her right to receive payments under the Plan, except as provided in Paragraph 7 in the event of the death of a participant. A participant's rights to payment(s) under the Plan are not subject in any manner to anticipation, alienation, sale, attachment, or garnishment by creditors of the participant or the participant's beneficiary.

11. No Right to Continue as Director. Nothing included in the Plan nor any action taken under the Plan shall be construed as a contract or other arrangement between the Bank and any participant giving the participant any right to be retained as a Director of the Bank for any specific period of time.

12. Right to Amend or Terminate Plan. The Bank reserves the right to amend or terminate the Plan at any time except that no such amendment or termination shall adversely affect the payment of any amounts deferred and interest accrued thereon prior to such amendment or termination. Written notice of any such amendment or termination shall be given to each participant or, if such participant is deceased, to his or her beneficiary. Upon termination of the Plan, the Bank shall pay to each participant, or

to the participant's beneficiary if the participant is deceased, an amount equal to the deferred fee account in the name of the participant. However, in the discretion of the Committee such amount may be paid in installments over a period shorter than the period elected by the participant, including payment in a lump sum, provided that in such event amounts payable to all participants and beneficiaries shall be paid over the same period in the same manner.

13. Applicable Law. The Plan shall be governed and construed in accordance with the laws of the State of Michigan.

IN WITNESS WHEREOF, the Bank has caused this amended and restated Plan to be executed by its duly authorized officer effective as of this 29th day of December, 1995.

HURON COMMUNITY BANK

By ______________________
Its President

ATTEST:

____
Secretary

AMENDMENT TO
HURON COMMUNITY BANK
AMENDED AND RESTATED DEFERRED COMPENSATION PLAN
FOR OUTSIDE DIRECTORS' FEES

Huron Community Bank (the "Bank") presently has in effect a certain adopted Amended and restated deferred compensation plan For outside directors' fees, originally adopted on July 10, 1989, amended on May 5, 1992 and amended and restated on December 29, 1995 (the "Plan"). Effective as of January 1, 1997, the Bank, acting pursuant to Section 12 of the Plan, amends Section 3 to modify the present last sentence and add two new sentences as follows:

> The rate of interest credited to the deferred fee account after December 31, 1995 up to and including December 31, 1996 shall be the interest rate which is two percentage points below the prime rate published in The Wall Street Journal *Money Rates* column as of the first business day of each calendar quarter, adjusted quarterly. The rate of interest credited to the deferred fee account after December 31, 1996 shall be either, at the election of the director made prior to the start of each calendar year as to amounts to be deferred during that year (which election shall be irrevocable as to such annual amount during the entire term of deferral), (a) the interest rate which is two percentage points below the prime rate published in The Wall Street Journal *Money Rates* column as of the first business day of each calendar quarter, adjusted quarterly, or (b) the rate of return equal to the quotient of the Bank's common stock dividend payout rate divided by the fair market value (determined by the Board) adjusted at the time a dividend is paid. Directors may make a special, one-time election prior to December 31, 1997 to choose the interest method to be applied in future periods to all amounts deferred prior to December 31, 1997.

Attest:

____
Secretary

EXHIBIT 3.4 HURON COMMUNITY FINANCIAL SERVICES, INC. AUTOMATIC DIVIDEND REINVESTMENT PLAN

HURON COMMUNITY FINANCIAL SERVICES, INC.

AUTOMATIC DIVIDEND REINVESTMENT PLAN

Description of the Plan

The Plan is described in the following questions and answers. The Plan was approved by the Board of Directors of the Company on May 15, 1997, and became effective as of June 1, 1997. All shares of Common Stock issued and to be issued by the Company pursuant to the Plan have been or will be, when issued, fully paid and nonassessable. The Plan does not guarantee the payment of any future dividends, which will continue to be declared and paid out of funds legally available therefore in the sole discretion of the Company's Board of Directors.

1. *What is the Plan?*

The Plan provides that the Company's eligible shareholders may reinvest their cash dividends automatically in shares of Common Stock.

2. *What is the purpose of the Plan and what are its advantages?*

The Plan offers a convenient and economical way for holders of record of the Company's Common Stock to increase their ownership of shares of Common Stock without incurring brokerage commissions or service charges and without having to pay full dealer mark-ups, if any. The Plan permits fractions of shares to be purchased.

To the extent that shares purchased under the Plan are purchased from the Company from its authorized and unissued shares of Common Stock, the Company will use the proceeds of the sale for working capital or other general corporate purposes.

3. *Who administers the Plan and what reports will participants receive concerning the Plan?*

Huron Community Bank (acting as the "Agent") will administer the Plan. The Agent will send each participant a statement as soon as practicable following each purchase of shares of Common Stock. The Agent will also provide Plan participants with copies of any amendments to the Plan and any offering materials relating to the Plan together with information for reporting dividend income for federal income tax purposes. Shares purchased will be issued and maintained as "book entry"' non-certificated securities of the Company. This means that paper stock certificates for shares purchased will not be issued or sent to participants (except upon specific request of the participant), to protect participants from loss, theft or destruction of stock certificates.

All inquiries, notices, requests and other communications by participants concerning the Plan should be sent to the Agent at:

Huron Community Bank
301 Newman Street
East Tawas, Michigan 48730

Participants may also contact the Agent by telephone at (517) 362-6103.

The Company reserves the right to change the Agent for the Plan at any time and without prior notice to Plan participants. In the event the Agent resigns, the Company will make such other arrangements as it deems appropriate for administration of the Plan.

4. *Who is eligible to participate in the Plan?*

Any shareholder of record of the Company to whom the Company may legally offer and sell shares, in light of such steps as the Company may take from time to time to make such offers and sales) is eligible to participate in the Plan. However, any shareholder owning more than 9.9% of the outstanding shares of Common Stock will not be eligible to participate in the Plan. If any shareholder owns stock which is registered in a different name and wishes to participate in the Plan, he or she must first withdraw his or her shares from "street name" or other registration and register the stock in his or her own name.

In addition, the Company is currently limiting this Offering to shareholders residing in those States which had participants under the Plan as of December 31, 2008, which include the States of Michigan, Florida and Oregon. While the Shares have been registered under the securities laws of the State of Michigan, no registration has been made with the States of Florida or Oregon in reliance upon exemptions from registration for sales to existing shareholders and/or isolated transactions. The Company will consider expanding the scope of this offering depending on the level of interest that shareholders residing outside of these States may have in participating in the Plan. In no event will any shareholder residing in a State besides Michigan, Florida and Oregon be able to participate in the Plan until such time as the Shares have been duly registered for sale in the respective State, or an exemption from such registration has been determined by the Company, with the assistance of counsel, to be available.

5. *How does an eligible stockholder participate?*

Any eligible shareholder may participate in the Plan at any time by completing an authorization card and returning it to the Company. The authorization card will contain instructions to the Agent to as to what portions of the cash dividends on shares of Common Stock owned of record by the participant should be used to purchase shares of Common Stock. If an authorization card is received later than the record date for a cash dividend, the dividend will be paid to the participant in cash and participation in the Plan will begin as of the next dividend payment date. The new authorization card, decreasing or increasing the amount of stock subject to the Plan, may be submitted at any time.

Shareholders may choose to either:

- Use all cash dividends paid on all shares owned by the participant at the dividend record date to purchase as many whole and fractional shares as possible.
- Use only a specified percentage of cash dividends paid on all shares owned by the participant at the dividend record date to purchase as many whole and fractional shares as possible. The remaining dividend and any other unused funds will be paid to the participant by check.

A copy of the authorization card, including instructions, is provided with this offering circular.

6. *May participants add their own funds to dividends to purchase more shares under the Plan?*

No. Only cash dividends may be used to purchase shares under the Plan.

7. *When will funds be invested under the Plan?*

Cash dividends will be used to purchase shares of Common Stock on the dividend payment date.

8. *What is the source of shares purchased under the Plan?*

Shares purchased under the Plan will ordinarily come from the authorized and unissued shares of the Common Stock of the Company or from shares held in treasury.

9. *What is the purchase price of the shares?*

The price of Common Stock purchased from time to time from the Company with participants' cash dividends will be determined by the Board of Directors in its absolute discretion, and the offering price set by the Board of Directors may have no direct relationship to earnings or fair market value, or any established "market price" for, or actual trades in, the Company's Common Stock. Solely as one factor in helping to periodically set the purchase price, the Board may, in its absolute discretion, utilize any valuation report of the Company's Common Stock otherwise prepared and delivered for the benefit of the Company by an independent financial advisor experienced in the financial analysis and valuation of financial institutions. Any use of valuation report in this manner is within the discretion of the Board of Directors, which is free to use, or discontinue the use of, such valuation reports in this manner as it sees fit.

10. *How many shares of common stock will be purchased for a participant?*

The number of shares to be purchased depends on the amount of the participant's dividends and the price paid for the Common Stock. Dividends designated by to participant will be used to purchase as many whole and fractional shares as possible. See 5. *"How does an eligible stockholder participate?"*

11. *Are any fees or expenses incurred by participants in the Plan?*

Participants will not be responsible for payment of any brokerage commissions or fees or service charges in connection with the purchase of shares under the Plan whether their shares are newly issued or purchased on the open market.

12. *Will certificates he issued to participants for shares purchased?*

Normally, certificates for shares purchased under the Plan will not be issued to participants. Instead, shares purchased for each participant will be credited to his or her Plan account and held by the Company in "book entry" form. However, either the Company or a participant (by written notice to the Agent) may elect to have certificates for any number of full shares credited to the participant's account furnished to the participant without affecting his or her participation in the Plan. No certificates will be issued for fractional shares.

13. *How does a participant withdraw from the Plan?*

A participant may withdraw from the Plan at any time by notifying the Agent in writing. If a participant's request to withdraw is received by the Agent before a dividend record date, the amount of the dividend which would have otherwise been applied for purchase of Common Stock on the related dividend payment date and all subsequent dividends will be paid to the withdrawing participant in cash unless he or she re-enrolls in the Plan. If the request is received on or after the record date, but before the dividend payment date, shares will be purchased and credited to the participant's Plan account.

An eligible shareholder may again become a participant at any time following his or her withdrawal by following the procedures then in effect for enrollment in the Plan.

14. *What happens if the Company issues a stock dividend, declares a stock split, or has a rights offering?*

Certificates for stock dividends and split shares distributed on shares of Common Stock registered in the name of the Participant will be mailed directly to the participant. In the event of a subscription rights offering or a

dividend in the form of stock other than Common Stock, such rights or such stock will be mailed directly to a participant in the Plan in the same manner as to holders of Common Stock not participating in the Plan.

15. *Who votes the shares held in the Plan?*

Each participant in the Plan will for all purposes be the record owner of all shares standing in his or her own name, and will have full voting rights as to all those shares.

16. *What is the tax status of reinvested cash dividends and shares of common stock acquired through the Plan?*

Participants are advised to consult their own tax advisors with respect to the tax consequences of their participation in the Plan. The reinvestment of cash dividends does not relieve the participant of any income tax payable on such dividends. In general, the Company believes that stockholders who participate in the Plan will have the same Federal and state income tax consequences, with respect to dividends payable to them, as any other holder of Common Stock. A participant will be treated for Federal income tax purposes as having received, on each dividend payment date, a dividend equal to the full amount of the cash dividend payable with respect to the participant's shares, even though that amount is not actually received by the participant in cash but, instead, is applied to the purchase of additional shares of Common Stock for the participant under the Plan. Each year a participant will receive all required Internal Revenue Federal income tax statements which reflect the dividends paid on shares of Common Stock registered in the participant's name.

Generally, any service fees paid by the Company on a participant's behalf are not subject to income taxes. Also, when the Agent makes open market purchases of Common Stock, the pro-rata share of any brokerage fees attributable to such purchases will be included in the per-share price. The participant's tax basis for each share is the per-share price.

A participant will not realize any taxable income upon receipt of certificates for whole shares of Common Stock acquired through the Plan. Gain or loss may also be recognized by a participant when shares of Common Stock are sold by the participant after withdrawal from the Plan. The amount of such gain or loss will be the difference between the amount a participant receives for such shares and the purchase cost thereof The Agent's statements should be retained by the participant to help determine the tax basis of shares of Common Stock acquired through the Plan.

17. *What is the responsibility of the Company and Agent under the Plan?*

Neither the Company nor the Agent shall be liable in administering the Plan for any act done in good faith, or for any good faith omission to act. including, without limitation, any claims of liability: (1) arising out of failure to terminate the participant's participation in the Plan upon such participant's death prior to receipt of notice in writing of such death; (2) with respect to the prices at which shares of Common Stock are purchased under the Plan and the time when such purchases are made (provided, however, that nothing herein shall be deemed to constitute a waiver of any rights that a participant might have under the Securities Exchange Act of 1934 or other applicable State securities laws); and (3) for any fluctuations in the market price after purchase or sale of shares of Common Stock.

18. *Who interprets and regulates the Plan?*

The Board of Directors of the Company reserves the right to interpret and regulate the Plan.

19. *May the Plan be amended or discontinued?*

The Board of Directors of the Company may suspend, amend, or terminate the Plan at any time. Participants will be notified of any such suspension, amendment or termination.

EXHIBIT 4.1 SUBSCRIPTION AGREEMENT

HURON COMMUNITY FINANCIAL SERVICES, INC.

SUBSCRIPTION AGREEMENT

Representations and Warranties: The undersigned (the "Investor") hereby irrevocably subscribes for and agrees to purchase the number of shares of Common Stock, par value $1.00 per share (the "Shares") of Huron Community Financial Services, Inc. (the "Company") in the amount set forth on the signature page hereof, and upon the terms and conditions described herein. In connection therewith, the undersigned hereby represents, warrants and covenants to the Company that the Investor:

- Has received a copy of the Company's offering circular, dated [ ], 2009, and understands that the purchase of the Company's stock involves significant risk, as described under "Risk Factors" in the offering circular and that no federal or state agency has made any finding or determination regarding the fairness of the Company's offering of the shares, the accuracy or adequacy of the offering circular, or any recommendation or endorsement concerning an investment in the shares.

- Is aware that this subscription is not binding upon the Company unless and until it is accepted by the Company, as evidenced by its execution of this Subscription Agreement. INVESTOR FURTHER ACKNOWLEDGES THAT THIS SUBSCRIPTION MAY NOT BE REVOKED AND AGREES THAT THE COMPANY HAS THE RIGHT, IN ITS SOLE DISCRETION, TO ACCEPT OR REJECT MY SUBSCRIPTION IN WHOLE OR IN PART. If Investor's subscription is rejected, the Company will return Investor's subscription payment WITHOUT INTEREST. Investor further acknowledges that this Subscription Agreement is not assignable without the consent of the Company.

- Agrees that payment for the Shares is due with the submission of the Subscription Agreement by delivery of a check to **"Huron Community Financial Services, Inc."** in the amount of the full purchase price of the Shares subscribed for.

- Has been advised that there are limitations on the disposition of the Shares and that the certificates for Shares purchased by me will bear the following legend.

  The sale or other transfer of this certificate is subject to the restrictions set out in the Articles of Incorporation of this corporation as stated in Article III, which are on file at the office of the Secretary of the corporation. A copy will be delivered to any shareholder of record upon request.

- Acknowledges that, with respect to the tax and other legal aspects of this investment, Investor is relying upon the advice of its own tax and legal advisors, and Investor has not received or relied upon any representations, warranties or assurances of the Company or any persons acting on its behalf concerning the tax or legal aspects of an investment in the Company

- If the Investor is not a natural person, the Investor has the power and authority to enter into this Subscription Agreement, and the person signing this Subscription Agreement on behalf of the Investor has been duly authorized to execute and deliver this Subscription Agreement. If the Investor is an individual, the Investor has all requisite legal capacity to acquire and hold the Shares and to execute, deliver and comply with the terms of this Subscription Agreement. Such execution, delivery and compliance with the terms of this Subscription Agreement by the Investor does not represent a breach of, or constitute a default under, any instruments governing the Investor, any applicable law, regulation or order to which the Investor is subject, or any agreement to which the Investor is a party or by which

the Investor is bound. This Subscription Agreement has been duly executed by the Investor and constitutes a valid and legally binding agreement of the Investor.

- By executing this Subscription Agreement, Investor agrees to execute and deliver to the Company an appropriate signature page to the By-laws.

Indemnification: The Investor hereby agrees to indemnify the Company and anyone acting on its behalf against all liability, damages, loss, costs and expenses (including reasonable attorneys' fees and expenses) which any of them may incur by reason of the Investor's failure to fulfill any of the agreements, terms or conditions of this Subscription Agreement, or by reason of the falsity of any representation or breach of any warranty made by the Investor herein.

Governing Law: This Subscription Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of Michigan.

Entire Agreement: This Subscription Agreement and the By-laws constitute the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

DISCLAIMERS

THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IN NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT AS LEGAL, INVESTMENT OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR ADVISORS AS TO LEGAL, INVESTMENT, TAX AND RELATED MATTERS CONCERNING AN INVESTMENT BY SUCH PROSPECTIVE INVESTORS IN THE COMPANY.

[SIGNATURE ON NEXT PAGE]

SIGNATURE(S)

I CERTIFY THAT THE INFORMATION CONTAINED IN THIS SUBSCRIPTION AGREEMENT IS TRUTHFUL AND ACCURATE.

SHARES SUBSCRIBED FOR

Number of Shares		Per Share Price Paid	Payment Enclosed
____________	X	$46.00	$____________

PLEASE TYPE OR PRINT INVESTOR NAME →____________________

PLEASE SIGN →____________________

RESIDENTIAL AND MAILING
ADDRESSES OF THE INVESTOR →____________________

____

____

____

TELEPHONE NUMBER OF INVESTOR →____________________

E-MAIL ADDRESS OF INVESTOR →____________________

INVESTOR SOCIAL SECURITY NUMBER
OR TAXPAYER IDENTIFICATION NUMBER →____________________*

PLEASE DATE →____________________

IF INVESTOR IS NOT AN INDIVIDUAL:

INDICATE ENTITY TYPE
(CORPORATION, PARTNERSHIP, TRUST, OTHER) →____________________
INDICATE CAPACITY OF PERSON SIGNING→____________________

*Under penalties of perjury, I hereby certify that: (A) the Social Security or Taxpayer Identification Number given above is current; and (B) I am not subject to backup withholding.

INSTRUCTION: YOU MUST CROSS OUT (B) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING.

If applicable, select on the form below the manner that you want title to the Shares you purchase in the offering to be registered, and complete the form.

- ☐ Custodian for minor child(ren): ______________________________
- ☐ Trust: ______________________________
- ☐ Tenants in common with: ______________________________
- ☐ Joint tenants with Right of Survivorship with: ______________________________
- ☐ Self-directed IRA: ______________________________
- ☐ Other: ______________________________

<u>IF INVESTOR IS AN IRA OBTAIN THE AUTHORIZED SIGNATURE OF THE CUSTODIAN.</u>

The undersigned, being the custodian of the above named individual retirement account, hereby accepts and agrees to this Subscription Agreement.

Print Custodian Name: ______________________________

By: ______________________________
Signature of Authorized Signatory
Print Name: ______________________________
Print Title: ______________________________

ACCEPTANCE
[TO BE COMPLETED BY <u>THE COMPANY</u>]

The undersigned hereby accepts the foregoing Subscription Agreement as to:

☐ ALL SHARES

HURON COMMUNITY FINANCIAL SERVICES, INC.

______________ SHARES

By: ______________________________

Dated: ____________________, 2009

Its: ______________________________

SIGNATURE PAGE TO BY-LAWS

The undersigned hereby executes that certain By-Laws of Huron Community Financial Services, Inc. and agrees to be bound by all the terms and provisions thereof.

Dated: ______________________

____
Print Name of Investor

By: ______________________________
Signature of Investor

Title: ______________________________
(if applicable)

EXHIBIT 4.2 DIVIDEND REINVESTMENT PLAN ENROLLMENT FORM

HURON COMMUNITY FINANCIAL SERVICES, INC.

AUTOMATIC DIVIDEND REINVESTMENT PLAN
SHAREHOLDER AUTHORIZATION CARD

(See mailing instructions below)

____
Name(s) exactly as set forth on your stock certificate

____
Additional space for name(s) if necessary

____
Street Address

____
City State Zip Code

_____ - _____ - __________
Social Security Number (To be completed if the shareholder is an individual. If shares are held jointly, the Social Security Number should be that of the first person listed on the stock certificate.)

_____ - __________
Employer Identification Number (To be completed if the shareholder is not an individual.)

☐ I am a U.S. Citizen or Resident Alien
☐ I am a Nonresident Alien

Dividend Reinvestment (Check only one option – fill in amount where appropriate)

☐ Full Cash Dividend Reinvestment. I wish to reinvest under the Plan cash dividends on all shares of Common Stock now or hereafter registered in my name. Please use the funds so set aside to purchase as many whole and fractional shares of Common Stock as is possible.

☐ Percentage Dividend Reinvestment. I wish to reinvest ________% of cash dividends payable on all shares of the Company's Common Stock now or hereafter registered in my name, in additional shares of Common Stock. Please use the funds so set aside to purchase as many whole and fractional shares as is possible, and pay to me by check any funds not so used.

I hereby elect to participate in the Plan and authorize and direct the Company, as my agent, to have my cash dividends applied on my behalf to the purchase of shares of Huron Community Financial Services, Inc. Common Stock in accordance with the designation indicated above. I understand that all dividends received or shares credited to my Plan account will be automatically reinvested in Huron Community Financial Services, Inc. Common Stock.

______________________________ ______________________________
Print Name Print Name

______________________________ ______________________________
Signature Signature

Date ______________________________

(Please sign above exactly as name appears on reverse side. If shares are held jointly, each shareholder must sign.)
* Under penalties of perjury, I certify (1) that the number shown above on this Form is my correct Taxpayer Identification Number and (2) that I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Complete this form, sign it, and then mail it to:
Huron Community Bank
301 Newman Street
East Tawas, Michigan 48730 telephone

For answers to questions regarding the Plan, contact:
Matthew A. Pollard, President
Huron Community Bank, at (989)362-6700

INSTRUCTIONS

Completion of this Card directs Huron Community Financial Services, Inc. (the "Company") to apply your cash dividends in accordance with the option you have selected.

FULL DIVIDEND REINVESTMENT - This option directs the Company to use to purchase additional shares of Common Stock, **all** cash dividends on **all** shares of Common Stock now or hereafter registered in your name. Funds so set aside will be used to purchase as many whole and fractional shares as is possible.

PERCENTAGE DIVIDEND REINVESTMENT - This option directs the Company to use to purchase additional shares of Common Stock, the **percentage** which is indicated on this card of all cash dividends on **all shares of Common Stock,** which are now, or hereafter registered in your name. For example, if you own 500 shares of Common Stock, and you want to apply 75% of the dividends on your shares to purchase additional shares, check off the "Percentage Dividend Reinvestment" line and fill in "75" on the blank line in front of "% of the cash dividends." Funds so set aside will be used to purchase as many whole and fractional shares as is possible. A check for the remaining 25% of cash dividends will be mailed to you.

Your participation is subject to the terms of the prospectus describing the Plan and the Plan itself. You may withdraw or change your election by notifying the Company in writing.

Please address all inquiries concerning the Plan to Matthew A. Pollard, President, Huron Community Bank, 301 Newman Street, East Tawas, Michigan 48730, telephone (989)362-6700.

EXHIBIT 10.1 CONSENT OF PLANTE & MORAN, PLLC

CONSENT OF INDEPENDENT AUDITOR

We consent to the use of our report dated March 10, 2009 regarding the consolidated financial statements and schedules of Huron Community Financial Services, Inc. (the "Company") included in its Annual Report for the year ended December 31, 2008 in connection with the Federal Offering Statement on Form 1-A and the related Offering Circulars being filed with the Securities and Exchange Commission and the Michigan Department of Labor and Economic Growth relating to the offer and sale of 75,000 shares of the Company's common stock. We also consent to the reference to our firm under the heading "Independent Auditors" in each of the respective Offering Circulars.

Plante & Moran, PLLC

Auburn Hills, Michigan
July 23, 2009

EXHIBIT 10.2 CONSENT OF AUSTIN ASSOCIATES, LLC

7205 W. Central Avenue
Toledo, Ohio 43617
P 419.841.8521
www.austinassociates.com

AustinAssociates

July 15, 2009

Personal & Confidential

Board of Directors
Huron Community Financial Services, Inc.
301 N. Newman St.
East Tawas, MI 48730

Members of the Board:

Austin Associates, LLC ("Austin") prepared a valuation of Huron Community Financial Services, Inc. ("Company") as of December 31, 2008. The valuation purpose was to determine the fair market value of Company, on a minority share basis, for the potential issuance of stock options and share repurchases by the Company. The fair market value of Company as of December 31, 2008 was determined to be $46.00 per share.

We understand Company intends on filing an Offering Statement on Form 1-A with the SEC and a Registration by Notification with the State of Michigan Department of Labor and Economic Growth in order to issue up to 50,000 shares of its common stock to select investors and up to 25,000 shares of its common stock pursuant to the Company's Dividend Reinvestment Plan (the "Offering Circular"). Company has requested that we review the Offering Circular and opine as to the fair market value of Company's shares being issued in the transactions.

Based on our review of the Company's Offering Circular, including the specific type and amount of share issuances described therein, it is the opinion of Austin that the fair market value of $46.00 per share is applicable to the proposed transactions described in the Offering Circular, and we consent to the references to both our firm and our valuation appearing under the section of the Offering Circular captioned "The Offering."

We have not reviewed any financial information of the Company since December 31, 2008 and have only reviewed the transactions as described in the Offering Circular. Therefore, this opinion relates to the fair market value of Company, as of December 31, 2008, and does not represent an opinion of value subsequent to that date.

Sincerely,

Richard F. Maroney, Jr.
Managing Director & Principal

EXHIBIT 11 OPINION REGARDING LEGALITY

SHUMAKER
Shumaker, Loop & Kendrick, LLP

July 27, 2009

Board of Directors
Huron Community Financial Services, Inc.
301 Newman Street
East Tawas, Michigan 48730

Re: 2009 Offering Statement on SEC Form 1-A

Gentlemen:

This letter is written in connection with the Offering Statement on Form 1-A (the "Offering Statement") to be filed with the Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), for the purpose of exempting 75,000 common shares, $1.00 par value (the "Shares") of Huron Community Financial Services, Inc. (the "Company"), to be offered and sold pursuant to offers and sales to select investors (the "General Offering") and pursuant to offers and sales to certain existing shareholders pursuant to the 1997 Automatic Dividend Reinvestment Plan (the "Plan").

For purposes of rendering the opinion expressed below, we have examined and relied upon originals, or copies certified to our satisfaction, of such records, documents, certificates of public officials and officers of the Company, and other documents and instruments as we have deemed appropriate.

In conducting our examination, we have assumed, without investigation, the genuineness of all signatures, the correctness of all certificates, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies, and the accuracy and completeness of all records made available to us by the Company. In rendering our opinion below, we have assumed, without investigation, that any certificate or other document on which we have relied that was given or dated earlier than the date of this letter continued to remain accurate insofar as relevant to such opinion, from such earlier date through and including the date of this letter. In addition, we have assumed, without investigation, the accuracy of the representations and statements as to factual matters made in the Offering Statement and in the offering circulars used in connection with both the General Offering and the Plan (the "Offering Circulars"), and the accuracy of representations and statements as to factual matters made by the officers and employees of the Company and public officials.

TOLEDO | TAMPA | CHARLOTTE | COLUMBUS

The opinion expressed below is subject, without investigation, to the following assumptions:

A. The Offering Statement will become effective pursuant to any applicable Rules of the Commission under the Securities Act, and, together with any subsequent amendments thereto, will continue to remain effective under the Securities Act, throughout all periods relevant to the opinion expressed below.

B. The Offering Circulars will fulfill, and, together with any subsequent amendments or supplements thereto, will continue to fulfill all of the requirements of the Securities Act, throughout all periods relevant to the opinion expressed below.

C. The resolutions of the board of directors authorizing the adoption of the Plan, any amendment to the Plan, or the offer, sale and issuance of the Shares pursuant to either the General Offering or the Plan, (the "Authorizing Resolutions") will not be revoked or rescinded, and no amendment, modification, or other alteration of the Authorizing Resolutions will cause such resolutions, as amended, to deviate materially in substance from the provisions of the Authorizing Resolutions as in effect on the date hereof.

D. All offers, sales and issuances of the Shares will be made in a manner (i) which complies with the terms, provisions and conditions described in the Offering Circulars and any amendments or supplements to the Offering Circulars, and (ii) which is within the scope of the Authorizing Resolutions.

E. All offers, sales and issuances of the Shares will be made in accordance with the terms, provisions, and conditions of either the General Offering or the Plan, as applicable.

F. All offers, sales and issuances of the Shares will comply with the securities laws of the states having jurisdiction thereover.

G. At all times relevant to the opinion set forth below, the Company has been and will remain in good standing in the State of Michigan and in each foreign jurisdiction where qualification is required.

H. No subsequent amendment, modification or other alteration of the Plan or the General Offering, the Offering Circulars or the Offering Statement will cause the terms, provisions and conditions relating to the offer, sale and issuance of the Shares pursuant thereto to deviate materially in substance from said terms, provisions and conditions as described therein on the date hereof.

The opinion expressed below is subject to the following qualifications:

(a) The opinion expressed below is limited to the matters expressly set forth in this opinion letter, and no opinion is to be implied or may be inferred beyond the matters expressly so stated.

(b) We disclaim any obligation to update this opinion letter for events occurring after the date of this opinion letter.

(c) The opinion expressed below is limited to the Federal securities laws and the laws of the State of Michigan; accordingly, no opinion is expressed with respect to the laws of any other jurisdiction, or the effect thereof, on the offer, sale or issuance of the Shares.

Based upon and subject to the foregoing, we are of the opinion that the Shares, when sold, will be validly issued, fully paid and nonassessable.

* * *

We hereby consent to the filing of this opinion letter as an exhibit to the Offering Statement. This opinion letter is rendered solely for your benefit in connection with the Offering Statement. Except as provided in this opinion letter, without our prior written consent, this opinion letter may not be: (i) relied upon by any other person or for any other purpose; (ii) quoted in whole or in part or otherwise referred to in any report or document; or (iii) furnished (the original or copies thereof) to any other person.

Sincerely,

Shumaker, Loop & Kendrick, LLP

Shumaker, Loop & Kendrick, LLP

EXHIBIT 15 POWER OF ATTORNEY

POWER OF ATTORNEY
Directors of Huron Community Financial Services, Inc.

Know all men by these presents that each person whose name is signed below has made, constituted and appointed, and by this instrument does make, constitute and appoint Matthew A. Pollard his or her true and lawful attorney with full power of substitution and resubstitution to affix for him or her and in his or her name, place and stead, as attorney-in-fact, his or her signature as director of Huron Community Financial Services, Inc., a Michigan corporation (the "Company"), to an Offering Statement on Form 1-A exempting common shares of the Company from registration under the Securities Act of 1933, which common shares are to be sold under the Huron Community Financial Services, Inc. 1997 Automatic Dividend Reinvestment Plan and otherwise, and to any and all amendments, post-effective amendments and exhibits to that Offering Statement, and to any and all applications and other documents pertaining thereto, giving and granting to such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, and hereby ratifying and confirming all that said attorney-in-fact or any such substitute shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed at East Tawas, Michigan, this June 15, 2009.

Robert M. Beneson

Wayne Bigelow

David H. Cook

Matthew W. Buresh

Thomas B. Huck

Monty L. Kruttlin

Alan J. Stephenson

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